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05005602

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BRISA - Auto-Estradas de Portugal, S.A.

*CURRENT ADDRESS Quinta da Torre da Aguilha
Edifício BRISA
2785-599 São Domingos de Rana
Portugal

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 08 2005
THOMSON FINANCIAL

FILE NO. 82- 34855 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT: 2/7/05

82-34855

1. BRISA 2003 Annual Report dated March 2004

12-31-03
AR/S


Brisa



Brisa: strengh to believe in new achievements

Brisa started 2003 in an outstanding way. On the 1st of January, toll collection was resumed on the A9 – CREL motorway. This marked the return to original operating philosophy of this motorway and of Brisa's overall concession as well. This fact had relevant impact in the Group's performance for the year.

Other events contributed to make 2003 as rewarding as previous years. On par with the launchings of the tenders for the construction of the A10 – Bucelas/Carregado/IC3 motorway and the A13 – Almeirim/Marateca motorway, which will complete the main concession, other important works were carried out viewing the modernization of the network. New concessions also deserved the Group's attention in 2003: while waiting for the official awarding of the A17 – Litoral Centro motorway concession, the Company developed preparatory work viewing participation in the tenders for new concessions, which will be launched in 2004.

Brisa's international activity was developed particularly through CCR – Companhia de Concessões Rodoviárias, in Brazil. Road services are another strategic business area of the Group. In this field, Via Verde's activity was


Euro2004
Pr. Mq. de Pombal
Pr. de Espan
A 2 S



particularly outstanding, namely its introduction in car parks and as Access control to historic neighborhoods.

Brisa's maintenance on the Dow Jones Sustainability Index STOXX is the recognition for the Group's capacity to undertake sustainable development and promote sustained growth.

The Group's performance in 2003 was achieved in an unfavorable economic background as the country experienced a recessive economic situation. This fact translates the solidity and growth potential of the Group.

It also anticipates new achievements, particularly since the country is showing signs of recovery, which will be more visible in the second half of the year, namely as concerns the development of GDP and car sales.

Brisa remains a reference in terms of strictness, ethical standards and commitment at corporate level, and it has the capacity to achieve the goals it has set forth.

Corporate profile

Brisa Auto-estradas de Portugal existing since 1972, is the largest Portuguese motorway operator and a benchmark in the sector in Europe. The company operates a network of nearly 1000 km, constituting the main road axis in the country, connecting north to south and east to west. Presently, there are further 100 km under construction.

On account of its relevance and size, Brisa holds a set of companies specialized in road services and focused on improving the quality of its services and increasing operating efficiency.

Besides being leader on the domestic front, Brisa holds stakes in the largest listed motorway concessionaires in three different countries: CCR in Brazil; Abertis in Spain; and Autostrade in Italy.

The company is one of the largest Portuguese blue chips, with a stock capitalization of nearly 3 thousand million euro, hence being included in the PSI20 - the main Portuguese stock exchange index, and the Euronext 100. In 2002, Brisa was included in the Dow Jones Sustainability Index Stoxx, the most important world index in terms of corporate sustainability.



Brisa
Auto-estradas
Brisa
Internacional
Autostrade 0,4%
Abertis (ex-Acesa) 4%
CCR 21%
Brisa
Servicos
Via Verde 75%
Controlauto 60%
MCall 100%
Brisa Access 70%
Brisa Assistência 100%
Brisa Electrónica 100%
Brisa Engenharia 100%
Brisa Conservação 100%
Other
ONI SGPS 17%
EDP 2%

Main indicators

Financial (euro million)	2001	2002	2003
Toll revenues	414	452	502
EBITDA	357	384	403
EBIT	263	271	275
Net profit	212	213	152
Total assets	3436	4571	4529
Share capital	600	600	600
Equity	807	1321	1343
ROE	26%	16%	11%
ROA	6%	5%	3%

Stock Market		2001	2002	2003
Market cap	(euro million)	2856	3168	3180
Number of shares	(million)	600	600	600
Earning per share	(euro)	0.35	0.36	0.25
Dividend per share	(euro)	0.21	0.22	0.23
Pay Out Ratio		59%	62%	91%
PER		13.6	14.9	21.2
Pbook		3.6	2.4	2.4
Dividend Yield		4.4%	4.2%	4.3%
P/EBITDA		8.0	8.2	7.9

Chart 1
Pay Out Ratio


100
90
80
70
60
50
40
30
20
10
0
59%
62%
91%
2001
2002
2003

Chart 2
Total Assets (euro million)


5 000
4 000
3 000
2 000
1 000
0
3 436
4 571
4 529
2001
2002
2003

Chart 3
EBITDA (euro million)


700
600
500
400
300
200
100
0
357
384
403
2001
2002
2003

Chart 4
Net Profit (euro million)


400
350
300
250
200
150
100
50
0
212
213
152
2001
2002
2003

Chairmans Statement

Continued Growth

As far as Brisa Auto-estradas de Portugal is concerned, 2003 was a remarkable year on account of continued growth and many corporate achievements, amongst which we will refer the most important.

The Company continued the modernization and development of its network. On the 1st January 2003, toll collection was reintroduced on the A9 motorway (CREL), resuming the original operation plan. On the A1, which is Brisa's main motorway, the Company undertook various improvement works such as the new toll plaza of Grijó. The first 6.9 km of the A10 – Bucelas/Carregado/IC3 motorway were opened with the sub-section Bucelas/Arruda dos Vinhos. Simultaneously, Brisa undertook a number of expansion and improvement works in various motorways. Currently, Brisa's motorway network capacity totals 4385 kilometers/lane.

The Via Verde electronic toll collection system expanded significantly, both in terms of customer base and new operational uses. By year end, Via Verde had 1 580 thousand subscribers, corresponding to a 10% growth in relation to the same period of the previous year. In terms of use, the Via Verde system was introduced as collection system in car parks, whereas its use to control accesses in urban areas was extended to the historic neighborhood of Alfama, after the great success achieved in another historic area of Lisbon, the Bairro Alto. Via Verde is the electronic toll collection system with wider penetration at European level.

The reinforcement of corporate sustainability stood out in 2003. At environment level, the Company approved its first Environmental Policy Declaration, which enshrines Brisa's main guidelines in this area. All environmental impact assessments required for the construction of the subsections of the A10 motorway (Bucelas/Carregado/IC3) and the A13 motorway (Almeirim/Marateca) were approved. Quality is another area worth pointing out on account of the certification of compliance with the ISO 9001:2000 standard obtained for Brisa Engenharia e Gestão, the company responsible for the management of undertakings. Road safety - one of Brisa's major concerns, registered a positive development, with a decrease in the accident rate on Brisa's network. The Company's commitment to sustainable development is revealed in the fact that it is the only Portuguese company included in the Dow Jones Sustainability Index Stoxx.

The restructuring of debt strengthened Brisa's financial solidity. In 2003 the Company carried out a euro 500 million bond issue with 10-year maturity within the scope of its Euro Medium Term Notes (EMTN) Program, intended to refinance short term debt. Brisa also contracted with the European Investment Bank a 16-year loan in the amount of euro 350 million to finance the conclusion of the construction of the A10 motorway - Bucelas/Carregado/IC3 and the A13 motorway - Almeirim/Marateca.

At economic level, Brisa posted outstanding results. Profit before tax reached euro 226 million, corresponding to a 46% growth. Toll revenues rose by 11%, reaching euro 502 million, Operating Profit before Depreciation and Provisions stood at euro 403 million, growing by 5%. Operating profit increased by 2% to euro 275 million. Brisa distributed a dividend per share of € 0.23, corresponding to a 5% increase as against the € 0.22 per share paid in the previous year.

These results are particularly worth noting since they were achieved despite a recessive macro economic situation.

Brisa will continue to grow on a sustained way, as it plans to continue expanding its network in Portugal, by concluding the main concession and applying for new motorway concessions in the domestic market, on a scenario of economic growth.





Corporate Development

Macro economic framework

After three years of installed crisis, 2003 seems to have been the turnaround year for the world economy driven by the United States where GDP growth is likely to have stood close to 4%. In Europe, the various economies reacted differently, with Germany – the main economic growth driver in the EU, revealing positive signs in the second half of the year.

As far as financial markets are concerned, 2003 was marked by a fallout in interest rates to historic minimums both in the US and Europe, and by the valuation of the Euro, which beat successive records against the US currency. By year-end, both Fed and European benchmark rates, which guide the performance of short-term market rates, stood at 1% and 2%, respectively.

The Portuguese economy experienced a recessive period, with GDP posting negative growth. Average annual inflation stood at 3.3%, against 3.6% in 2002, which is still 1.2. p.p. above the inflation rate in the Euro Zone.

In Portugal, the overall sale of new vehicles in 2003 fell by 15.3% as against 2002, though this indicator seems to be recovering, posting a global growth of 2.5% in the fourth quarter as compared to the same period in 2002.

The evolution of the variables mentioned above (GDP and new car sales) suggests an upturn in the economy as from the second half of the year.

From January to October 2003, the average annual price of fuel exceeded the inflation rate whilst fuel consumption was lower than in 2002, hitting bottom levels in April and May.

Fuel – quarter-on-quarter change (2003)
Chart 5



15%
13%
11%
9%
7%
5%
3%
1%
0%
1st Q
2nd Q
3rd Q
4th Q
Gasoline I.O 95
Diesel

Fuel – Variation (Quantities)
Chart 6



5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
1st Q
2nd Q
3rd Q
4th Q
Gasoline I.O 95
Diesel

Table 1 - Quarterly development of Portuguese GDP

Quarter	1st Q 03	2nd Q 03	3rd Q 03	4th Q 03
Gross Domestic Product	-1.3	-2.1	-0.9	-0.8

Source: INE



A9 · CREL

Domestic motorways

Brisa network

Brisa's main activity is the construction, maintenance and operation of motorways. Its main concession is governed by a contract entered with the Portuguese government valid until 2032. This main concession covers a network of 11 motorways with a total length of 1106 km, which should be totally constructed and open to traffic by the end of 2005.

Pursuant to the concession agreement, and viewing to promote traffic fluidity and quality, Brisa is required to expand the number of lanes of a motorway whenever Average Daily Traffic (ADT) of a specific road stretch reaches a pre-defined limit. Specifically, whenever ADT reaches 35 000 vehicles, lanes must be widened from two to three, and when it exceeds 60 000 vehicles, they must be widened from three to four lanes. This expansion must be undertaken within two years depending however, of the technical and environmental approval of the project, including an Environmental Impact Assessment to be carried out by relevant authorities.

Currently Brisa has 1007 km of motorways in full operation, 929 km of which are tolled. It should be referred that the concession agreement provides for toll collection in the whole network, however, there are sections in areas approaching main urban centers (totaling 78 km) that are not subject to tolls.

In terms of configuration, the network is mainly made up of two lanes in each direction. There are 837 km with two lanes in each direction, accounting for 83.2% of the overall network. Finally there are 159 km (16%) with three lanes (28 still under construction) and 10 km (1%) with four lanes.

The total capacity of the network measured in terms of kilometers, considering the total number of lanes, reached 4 385 km in 2003, increasing by 1% in relation to the 4 344 km capacity held by Brisa's network in the previous year.

The year was marked by the re-introduction as from January 1, of toll collection on the A9 – CREL (34 km in length). We remind that this motorway started as a tolled motorway when it was inaugurated back in September 1995, however in December of that same year, the Government decided to abolish tolls against payment to Brisa of a compensation for changes in the operation conditions of a relevant part of the concession. In 2002, Brisa and the Portuguese Government entered an agreement for the re-introduction of tolls on the A9 – CREL, against Brisa's payment to the State of approximately euro 290 million.

Table2 - Characteristics of Brisa's motorway network

	Length (km)					
Motorway	**Total**	**Tool free**	**Tolled**	**2x2 lanes**	**3x3 lanes**	**4x4 lanes**
A1 - North Motorway	295.2	17.4	277.8	221.9	66.1	7.2
A2 - South Motorway	234.2	9.0	225.2	225.2	9.0	
A3 - Porto/Valença Motorway	108.1	8.3	99.8	105.0		3.1
A4 - Porto/Amarante Motorway	51.3	3.0	48.3	51.3		
A5 - Costa do Estoril Motorway	25.0	8.1	16.9	1.5	23.5	
A6 - Marateca/Elvas Motorway	157.9	19.1	138.8	157.9		
A9 – Circular Regional Externa de Lisboa	34.4		34.4		34.4	
A10 - Bucelas/Carregado/IC3 Motorway	6.9		6.9		6.9	
A12 - Setúbal/Montijo Motorway	24.2		24.2	5.2	19.0	
A13 - Almeirim/Marateca Motorway	29.5		29.5	29.5		
A14 - Fig. da Foz/Coimbra Norte Motorway	39.9	13.1	26.8	39.9		
Totals	**1006.6**	**78.0**	**928.6**	**837.4**	**158.9**	**10.3**

Brisa's network under concession


A3
A4
A14
A1
A10
A13
A9
A5
A12
A6
A2

In 2003, the company opened to traffic the sub-section Bucelas/Arruda dos Vinhos on the A10 - Bucelas/Carregado/IC3 Motorway, with 6,9 km in length. This motorway will connect the A9 - CREL to the A1 - North Motorway and the A13 - Almeirim/Marateca Motorway.

Traffic evolution

During 2003, overall traffic in Brisa's tolled motorway network performed positively reaching the 7.92 x 10^9 vehicles' level, which represents a growth of 6.7% in relation to the 7.42 x 10^9 vehicles which traveled on Brisa's motorways in 2002. This increase stems from three different sources: organic growth in the Like for Like (LfL) network in relation to the previous year (-0.2%); effect of accounting for the traffic on the A9 - CREL (4.7%); and the opening of new motorway sub-sections to traffic (2.1%).

In 2003, Average Daily Traffic (ADT) recorded in the LfL network reached 25 261 vehicles, representing a slight decrease of nearly 0.2% in relation to the AVD in the LfL network in 2002 (25 314 vehicles). These figures translate the strong relation existing between the evolution of traffic and that of the economy, which as already mentioned, experienced negative growth in the year under review.

In terms of distribution per motorway, it is worth noting that the relative weight of the A1 - North Motorway in relation the overall network, dropped to below 50% from 53% in 2002. This drop was offset by the increase in the relative weight of the A2 – South Motorway, which grew from 15% at the end of 2002 to approximately 18% at the end of 2003. This fact resulted from the great success achieved with the completion of the A2 – South Motorway, whose last three sub-sections (between Castro Verde and São Bartolomeu de Messines), completed their first year of activity in July 2003.

Table 3 - Traffic and relative weight of each motorway in 2003

Motorway	Vehicles/km (10^9)	Relative weight	% Change in traffic as against 2002
A1 - North Motorway	39.2	49.6%	-0.6%
A2 - South Motorway	13.9	17.6%	14.7%
A3 - Porto/Valença Motorway	6.5	8.2%	0.2%
A4 - Porto/Amarante Motorway	5.7	7.2%	-0.7%
A5 - osta do Estoril Motorway	4.4	5.6%	-2.6%
A6 - Marateca/Elvas Motorway	2.9	3.6%	-3.4%
A9 - Circular Regional Exterior de Lisboa	3.6	4.5%	-
A10 - Bucelas/Carregado Motorway	0.02	0.0%	-
A12 - Setúbal/Montijo Motorway	2.2	2.8%	-6.4%
A13 - Marateca/Santarém Motorway	0.2	0.3%	60.1%
A14 - Figueira da Foz/Coimbra Norte Motorway	0.5	0.6%	37.0%
Total	**79.2**	**100.0%**	**6.7%**

Considering each motorway on an individual basis, it is worth noting the increase in traffic recorded on the A2 - South Motorway (triggered by the connection to the Algarve) and the A14 - Figueira da Foz/Coimbra Norte Motorway, which links to the A1 - North Motorway, at the intersection Coimbra Norte.

We also point out the negative performance of the A12 - Setúbal/Montijo Motorway, which lost traffic to the A2 - South Motorway, between Lisboa and Setúbal. This performance stems from various factors, namely the economic situation and the works carried out on the "25 Abril" Bridge in 2002, with traffic flows only coming back to normal during 2003.

In terms of vehicle class structure, only class 1 performed positively in 2003. The evolution of the remaining classes, which are more sensitive to changes in economic activity, reflect the recessive situation lived in 2003. In historic terms, the structure class has not recorded major fluctuations, although the trend is for an increase in the weight of Class 1 to the detriment of the remaining three.

Evolution of traffic in terms of vehicle classes from 2001 to 2003
Chart 7



0.4%
5%
16%
0.9%
77.7%
Class 1
Class 2
Class 3
Class 4
Exempt



A1 - North Motorway

Development and modernization of the network

In 2002, the company completed a construction cycle, reaching the historic landmark of 1000 km. In 2003, Brisa began preparing for a new cycle, which will lead to the completion of the network under concession and to the reinforcement of its intervention in terms of maintenance and repair.

With the purpose of completing the main network under concession until the end of 2005, the company awarded nine construction contracts in 2003, namely for the completion of the A13 – Almeirim/Marateca Motorway, which will connect Almeirim to Santo Estêvão in a total length of 47.2 km, plus two others concerning works on the A10 – Bucelas/Carregado/IC3 Motorway, corresponding to the sub-section Benavente/A13, with 6.4 km in length.

As concerns the remaining contract works of the A10 Motorway – Bucelas/Carregado/IC3, activities preceding the respective awarding are under way, namely, project and design, land expropriations and launching of tenders. Worth mentioning on account of its complexity and relevance, is the tender for the Design/Construction of the Tagus crossing at Carregado, which has already reached the second phase, with five bidders selected to move up to the next stage.

Total network under concession
Chart 8



5%
4%
91%

Operation Construction To start

Brisa's motorway network was subject to various interventions throughout the year, both in terms of complementary projects such as major repairs and expansion and in terms of current maintenance, namely as follows:



A10 - Bucelas/Carregado/IC3 Motorway

A1 – North Motorway: the contract works for the construction of the Junction with IC24 and a new toll plaza were completed, including the dismantling of the old barrier of Grijó. Improvement and widening works to 3x3 lanes were started on the Aveiras de Cima/ Santarém stretch, in a total length of 19 km.

Maintenance works were carried out in the subsections of the A1 – North Motorway, in Leiria/Pombal (24 km) and Aveiro Sul/Albergaria (14.7 km), with the application of a wearing course in draining bituminous with a view to improve safety under rainy conditions as well as comfort for both drivers and neighboring populations on account of its capacity to absorb traffic noise. Repair and improvement works were carried out to the repavement of the subsections between Aveiras de Cima and Torres Novas (26 km).

As concerns structures such as bridges and viaducts, repair and renovation works were carried out including the replacement of expansion joints, seismic reinforcement of the Alhandra viaduct and the repair of Vila Franca de Xira and Fontão viaducts.

A2 – South Motorway: road surface improvement works in the stretches between Palmela and Marateca (21 km). Instrumentation was installed and the monitoring of the suspension cables in the crossovers PS2 and PS12, on the sub-section Almada/Fogueteiro was started.

A3 – Porto/Valença Motorway: works connecting the junction of Braga's south ring and the A11 motorway were completed, in a total length of 1.6 km.

A5 – Costa do Estoril Motorway: improvement and widening works (from 2 x 2 to 3 x 3 lanes) were awarded, concerning the stretches between Carcavelos and Alcabideche, in a total length of 8 km.

A9 – CREL: vertical signs were updated, privileging road reference signalization.

A10 – Bucelas/Carregado/IC3 Motorway: the construction of the subsection between A9 - CREL and Arruda dos Vinhos (6.9 km) was completed, including a viaduct with 1070 meters in length and a 275 meter tunnel. The construction of the stretches between Benavente and A13 – Almeirim/Marateca Motorway was started. Tenders relating to the construction of the subsections Arruda/IC11 and A1/Benavente (Carregado Tagus crossing) were launched during the year.

A13 – Almeirim/Marateca Motorway: construction works relating the, Almeirim/Salvaterra de Magos/A10/Santo Estêvão stretches were started. When completed, they will allow the opening of the whole length of the A13 during the first quarter of 2005.

A14 – Figueira da Foz/Coimbra Motorway: accessibility improvement was completed with the entering into service of the double connection of the Coimbra Norte junction to the IC2.

Table 4 - Completion of the network – details per motorway and subsection

Motorway	Langht (km)	Present Stage
A10 - Bucelas/Carregado/IC3 Motorway		
Sub-section Arruda dos Vinhos/IC11	5.9	Proposals under appraisal
Sub-section IC11/A1 (Carregado)	5.1	Launching of tender
Sub-section Carregado/Benavente	14.5	Tender under way
Sub-section Benavente/A13	7.4	Under construction
A13 – Almeirim/Marateca Motorway		
Sub-section Almeirim/Salvaterra de Magos	23.9	Under construction
Sub-section Salvaterra de Magos/A10	12.4	Under construction
Sub-section A10/Santo Estêvão	10.9	Under construction
Total	**80.1**	

Investments in the network

Projects carried out in 2003 involved a total direct investment of euro 151 million, corresponding to a decrease by 57% in relation to the previous year.

Total direct investment in 2003 included the execution project of the motorway sections between Arruda dos Vinhos and Benavente, on the A10 – Bucelas/Carregado/IC3 Motorway; the Execution Projects for the expansion of the subsections between Santarém/Torres Novas, Albergaria/Estarreja and Estarreja/Feira, on the A1 – North Motorway, the sub-section Fogueteiro/Coina, on the A2 – South Motorway, the sub-section Maia/Santo Tirso, on the A3 – Porto/Valença Motorway; and the Conceptual Designs relating to the expansion of sub-sections A1 – North Motorway between Condeixa/Coimbra Sul and Carvalhos/Santo Ovídeo.

Total direct investment per motorway in 2003
Chart 9



5%
5%
3%
1%
1%
1%
7%
18%
42%
17%
A1
A2
A3
A4
A5
A6
A10
A12
A13
A14

In terms of breakdown per motorway, the A10 – Bucelas/Carregado/IC3 Motorway accounted for 42% of the direct investment made in motorways, followed by the A1 – North Motorway, between Santarém/Torres Novas (18%) and the A13 – Almeirim/Marateca Motorway (17%).

Payment systems

Toll collection on Brisa's motorway network is basically processed in two distinct ways: directly, in cash or debit card requiring the intervention of the tollbooth worker, and electronically, through the Via Verde system.

Via Verde is the payment system mostly preferred, its relative weight having increased consistently since it was introduced. In 2003, transactions made through Via Verde accounted for approximately 57% of total revenues. Only six years ago, in 1998, this payment system merely accounted for 40% of the overall payment structure.

Evolution of the payment structure
Chart 10



42%
37%
32%
28%
27%
26%
40%
45%
50%
55%
56%
57%
1998
1999
2000
2001
2002
2003
Via Verde
Debit card
Cash

Electronic payment on toll booths (debit cards via ATM system) accounts for approximately 17% of overall toll

Table 5 - Total Direct Investment in Motorways

euro million	2000	2001	2002	2003
New sections	130.9	367.1	284.3	114.0
Major repairs	9.0	7.3	5.0	10.8
Complementary projects	11.4	21.4	27.3	17.9
Other	41.8	35.8	33.7	8.3
Total	193.1	431.6	350.3	151.0

collections whilst payment in cash only accounts for 26%. Manual collection however, seems to be losing ground to the benefit of Via Verde, whereas payment through debit card has remained relatively stable.

It should be pointed out that the system still does not accept credit cards nor foreign cards. However, negotiations are under way viewing their acceptance, which we expect to achieve before the major sports event that will bring thousands of foreign travelers to Portugal - the Euro 2004.

In terms of technological development, Brisa is studying the possibility of a new fully electronic toll barrier with 3rd generation controlling equipment, which is already being tested on the A10 - Bucelas/Carregado/IC3 Motorway.

Customer information

The Blue Number - 808 508 508 - which can be used to request assistance in loco or simply to inquire about any information concerning Brisa's network, such as traffic flows, weather information or the occurrence of exceptional events, amongst others, has entered its second year of activity, with a considerable increase in customer calls.

In 2003, 116 000 calls were received through this line, corresponding to an increase by nearly 40% in relation to the previous year. The number of calls received translated in the 109 500 files generated, over 45% than in 2002.

Average waiting time for the client stood below 8 seconds.


Reservada a
Aderentes
40

Toll plaza in A10 - Bucelas/Carregado/IC3 Motorway

During 2003, a specific software application was developed to deal with claims. This application covering the whole Brisa network provided for a better organization and a quicker reply. The new "Claim Active Management System" received 3900 claims up to the end of the year. 59% of clients preferred to communicate via the claim register, 26% via e-mail, 9% via facsimile and 6% via letter.

Service areas

One of the most relevant services provided in Brisa's motorways are service areas, which are spread throughout the whole network approximately every 40 km. Brisa service areas are exploited by third parties under a sub--concession agreement, but always under Brisa's control viewing continuous renovation and customer satisfaction, in terms of quality and quantity. Brisa has 23 services areas spread throughout its network. No new areas were opened in 2003.

Service areas account for approximately 2% of Brisa's total revenues. The sum gas station concessionaires paid to Brisa in 2003 totaled euro 9.5 million, including a fixed rent and a variable amount as percentage of respective turnover.

Location of service areas throughout Brisa network



New concessions

The Portuguese government launched an ambitious tolled motorway concession program. Brisa's strategy in this regard is to closely analyze and study the objects of each tender in order to develop and submit proposals whenever deemed adequate and attractive in terms of the company's business plan.

From 1999 to 2001, Brisa bid in four tenders for new concessions: Litoral Centro (IC1/IC8), Lisboa Norte (IC11), IC16-IC30 e IC36. The bids were submitted by a consortium called Brisal made up of Brisa (90%) and BCP Investimento (10%).

During 2003, Brisal Consortium was confirmed winner of the "Litoral" concession by the Bid Appraisal Commission. In April 11, 2003, the company - Auto-estradas do Litoral, S.A. was set up.

Brisal - Auto-estradas do Litoral applied to the Portuguese State requesting a set of changes to the contractual form initially submitted, namely: to include in the share capital of the company a grouping made up of four Portuguese reference construction companies: Somague, MSF - Moniz da Maia, Serra & Fortunato, Construtora do Lena and Novopca, with an overall holding of 10%; to attribute the project/construction risks to a complementary grouping of companies made up of the referred construction companies.

The final answer to this request should be provided soon.

At the end of March 2003, Brisa and the group of companies made up of Somague, MSF - Moniz da Maia, Serra & Fortunato, Construtora do Lena, Novopca and Banco BPI, entered a strategic partnership agreement of regional scope, to participate in new road concession projects in the Greater Lisbon area and Portugal's West region.

As concerns the remaining tenders, the one for the Concession of the IC36 was cancelled and no relevant developments occurred in relation to the tender for the Lisboa Norte concession (IC11). The tender for the IC16--IC30 concession was extinguished.


DOURO


GRANDE LISBOA
AUTO-ESTRADAS

By end 2003, pursuant to Decree-laws 85/03 of 24 April and 210/03 of 15 September, two new tenders for tolled concessions were announced: Greater Lisbon concession and Douro Litoral concessions. These laws recovered partially and respectively, the objects of the concessions of the extinguished tender for the IC16-IC30 and the announced tender for the IC24, extended by five years viewing the maintenance of the highways under State supervision in the metropolitan areas of Lisbon and Porto.

The first tender, concerning the Greater Lisbon concession was launched in October 2003. Brisa has already announced that it would bid in partnership with Oesterota (company made up of the construction companies Somague, MSF, Construtora do Lena and Novopca).

In 2004, the Government launched the tender for the Douro Litoral concession and is expected to launch another one called IP4 that will connect Vila Real to Bragança.



During 2003 were launched two new tenders for tolled motorway concession: Grande Lisboa and Douro Litoral.


ADIRA JÁ
access
access

Via Verde in car parks

Motoring services

Brisa holds a set of companies specialized in different types of motoring services, aiming on one hand, at increasing the quality of the services provided to motorway users and on the other hand, enhancing operating efficiency. During 2003, the sub-holding Brisa Serviços was restructured, becoming an instrumental company, which congregates road services companies. This organic restructuring provided increased flexibility in terms of structure and procedures, guaranteeing greater interconnection between units, translated in higher operating efficiency.

Via Verde Portugal

Via Verde is a world reference in the sector of electronic toll collection and Portugal's assertion in terms of corporate innovation. Via Verde started as a department of Brisa, however in 2001 it became Via Verde Portugal, its shareholder structure being made up of Brisa (75%) and SIBS - Sociedade Interbancária de Serviços (25%), the Portuguese company, which centralizes interbank clearing.

Currently, the system is available on the tolled motorway network of Brisa, AEA (Auto-estradas do Atlântico), AENOR (Auto-estradas do Norte), the "25 de Abril" bridge and the "Vasco da Gama" bridge, both operated by Lusoponte. With this innovating system, Portugal became the first country in the world to have an integrated non-stop tolled motorway network.

By end 2003, the Via Verde system had 1.6 million subscribers, having increased by 10% in relation to the previous year. The number of transactions totaled approximately 170 million, which also represents a 10% growth in relation to 2002. During the year under review, Via Verde's external invoicing amounted to euro 4.3 million.

Growth in the number of Via Verde clients
Chart 11



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2003

At the end of 2003, Via Verde introduced a new subscription agreement more adjusted to new market demands and prospects of technological innovation as concerns services provided to road users. The new agreement includes the rendering of a new range of complementary services that should become available in 2004.

Brisa Electrónica Rodoviária

Brisa Electrónica Rodoviária (BER), which is fully owned by Brisa, is active in the production, supply, installation and maintenance of toll collection systems; the supply, installation and maintenance of electronic systems controlling access to urban centers; and the maintenance of SOS and Traffic Management systems.

During 2003, BER's activity in the management and control of accesses to urban centers was expanded with the introduction of the Via Verde technology in the historic Lisbon district of Alfama. This was the second Lisbon area to have it, following the pioneering installation of this service in the Bairro Alto district in the previous year. The system is expected to be extended to other historic Lisbon districts in 2004. In financial terms, BER's turnover approached euro 1.5 million.

For 2004, the company plans to introduce the Via Verde system in car parks, aiming at providing a more comfortable and efficient use of these road infrastructures to users.

Brisa Access

Brisa Access provides a range of services to road users, such as the possibility of using the Via Verde payment system in gas stations and car parks.

In 2003, the company went through a phase of strategic re-orientation based on adjustments and weighing of the adequacy of supply to effective demand. In this light, in 2003 Brisa Access launched important marketing campaigns to promote and increase the Access service in gas stations. Results were positive, translated in a sustained increase of more than 40% in average daily refuels, corresponding to over 63 000 users of the Access service and over 310 000 gas refuels.

The introduction of the Access service in car parks represented a landmark in the life of Brisa Access. The service was made available to all Via Verde subscribers in five car parks of the Greater Lisbon area, exploited by EMPARQUE, a company of Group A. Silva & Silva.

Brisa Engenharia e Gestão

Brisa Engenharia e Gestão (BEG), 100% owned by Brisa, resulted from the set up as an independent company of


túnel
Carenque

Carenque tunnel in A9 - CREL

Brisa's Engineering Department, responsible for all stages of construction project management, namely project coordination, land expropriation management, and supervision and management of construction works.

In 2003, BEG, which has 267 employees, started providing services outside the Brisa Group, namely to the Portuguese Road Institute and to a public works management company belonging to the municipal council of Oporto.

In 2003, this company posted revenues of euro 13.5 million, 3.5% of which invoiced to external customers, mainly in the construction sector, making use of the know-how and experience gathered for many years at Brisa Auto-estradas de Portugal.

This company's skills were unequivocally confirmed in 2003 with the quality certification obtained. This certification, which was granted in October, was an extension of a certification already existing in 2002 for the Project Coordination area only, and resulted from the implementation of a Quality Management System in accordance with NP EN ISO 9001:2000 standards.

Brisa Conservação de Infra-estruturas

Brisa Conservação de Infra-estruturas (BCI), also 100% owned by Brisa, develops activities and services related to civil and electric maintenance of infrastructures, including civil works, mechanical and electric equipment and green areas.

BCI has 237 employees operating all over the country based on 13 Operational Centers and assisted by 113 vehicles of various types (trucks, vans and light vehicles). In 2003, the company obtained official licenses to work as public works contractor, in the areas of Civil Construction and Electric Assembly.

BCI's total turnover in 2003 amounted to nearly euro 10 million. The company's main client continues to be Brisa, which accounts for over 96% of overall invoicing. However, in 2002, the company already invoiced euro 0.4 million to external clients.

Controlauto

Controlauto is 59.6% held by Brisa, and operates a network of 34 periodic car inspection units, an activity which has experienced increasing demand in Portugal. Since the state of cars in Portugal is one of the main reasons for the high accident rate registered in the country, the presence of Controlauto in Brisa's portfolio makes renewed sense.

In 2003, the company performed approximately 804 000 inspection and re-inspection services, corresponding to an 8.4% growth in relation to the previous year. The Portuguese inspection market is estimated to have grown 4.5% in the period, representing an increase in Controlauto's market share during the year under review. Total sales for the year amounted to euro 14.7 million.

Evolution of Controlauto's services
Chart 12


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Brisa Assistência Rodoviária

Brisa Assistência Rodoviária (BAR) provides patrolling and road assistance services, benefiting from a 27 year-old experience. The company is 100% owned by Brisa, which is also its main client, although it has also started to provide services to external clients. This year, the company extended its activity to Emergency Roadside Repair in the cities of Lisbon and Oporto.

BAR holds a wide national coverage with 266 specialized technicians and 87 duly equipped vehicles which travel over 1 000 000 km each year. During 2003, the company provided 94 000 services including roadside assistance (38 679 services), emergency repairs (17 473 services), SOS (27 416) and accidents (10 125).

Assistance includes all immediate assistance provided to Brisa motorway users; Emergency repairs include the services provided for a broken down car to be able to move on by its own means; help and assistance to accidents cover all emergency activities, including help, protection and road cleaning in order to guarantee traffic safety.


Assistência

Brisa Assistência Rodoviária - off road car assistence

Breakdown of BAR's activity in 2003
Chart 13


11%
19%
41%
29%
Assistance
SOS / Protec. (Accidents)
Accidents
Emergency repairs

Mcall

MCall is the company of the Brisa Group operating in the area of remote contact. The technological availability of its infrastructure includes an integrated supply of services via telephone and the Internet, usually provided by contact centers.

In 2003, the company processed over 1000 000 calls, corresponding to an over 60% increase in relation to the previous year. The average waiting time was of below 20 seconds for 96% of the calls received. Turnover exceeded euro 1.5 million.


Acreditar
Construir
Viver
Vencer
Crescer
NovaDutra

Nova Dutra (São Paulo/Rio de Janeiro), Brazil

International activity

Brisa Internacional manages the international investments of the Brisa group developed in three distinct countries: Brazil, where it holds approximately 21% of Companhia de Concessões Rodoviárias (CCR); Spain, with a 4% shareholding in Abertis; and Italy, with a stake of 0.4% in Autostrade, through the company Schemaventotto, which holds the majority of Autostrade's share capital.

CCR is the largest motorway concessionaire in Latin America, operating a total network of 1278 km, distributed as follows:

- **Concessionária da Rodovia Presidente Dutra:** main motorway in the country, connecting São Paulo to Rio de Janeiro, with a total length of 402.3 km;
- **Sistema Anhanguera-Bandeirantes:** connecting São Paulo to the main economic area of this state's inland, with 316.9 km in length;
- **Rodonorte:** located in the main corridor of agriculture production outflow in the state of Paraná (487.5 km);
- **Bridge:** linking Rio de Janeiro to Niterói, with 13.3 km in length;
- **Rodovia dos Lagos:** motorway access to the lake region, Búzios and Cabo Frio, one of the most important tourist areas in Brazil, totaling 60 km in length.

In April 2003, CCR distributed its first dividends, which stood at R$ 0,35 per share, corresponding to a profit distribution of 25% and an Earnings per Share of 4.73%.

In 2003, CCR posted profits of nearly Real 180 million (approximately euro 49 million). Total gross revenues reached Real 1.2 thousand million (approx. euro 328 million), corresponding to a 14% growth in relation to 2002, on the back of an increase by 1.3% in traffic as against the previous year.

In the second half of the year, Brisa and the remaining reference shareholders of CCR decided to increase their share holding in the company by purchasing the stakes of two other shareholders - Odebrecht and SVE, that had expressed their interest to leave the shareholder structure. The new shareholder structure following these operations carried out in October and November is as follows: Brisa, Camargo Corrêa, Andrade Gutierrez and Serveng hold each a stake of 21%, the remaining being free float.

Within the scope of the partnership agreement with Abertis, Brisa set up a consortium with this Spanish company viewing bidding in the privatization of the state-owned company ENA, which has a network of five motorways totaling 463 km, 264 km of which are connected to Brisa's network. In face of the tender terms that did not fit the investment criteria set forth by the consortium, it was decided not bid for this privatization.

Brisa takes an active part in the international development of the sector of tolled motorway infrastructures, being a member of the most respected international organizations, amongst which ASECAP, European professional association of tolled motorways. Presently, Brisa holds the vice-chairmanship of this organization, and is part of various work groups, such as the COPER II project, relating to the *development of electronic tolled collection systems.*

The 32nd congress of ASECAP will be held in Portugal during 2004, organized under Brisa's responsibility. The main subject of the congress will be "Motorways Financing & Capital Markets in the enlarged Europe" but will include other presentations namely on ETC and Interoperability of electronic toll collection systems.



Corporate Sustainability

Human resources

As far as the human resources area is concerned, 2003 was marked by the consolidation and implementation of the Human Resources Strategic Development Plan, the main purpose of which is to enhance Brisa's competitive position in the market. This plan is based on three main axes: staff retention, career planning and development of remuneration schemes partly indexed to performance.

In this light, the company implemented a set of projects such as the Performance Management System addressed to the managing staff of the Brisa Group, the Development Plan and the Staff Remuneration System. During the year under review, the Team Performance Management System (Via Futuro Project) was drawn up, addressed to non--managing staff. This system, which will have a wide coverage, will provide team management with a modern tool, based on specific measuring that will simultaneously require an increased participation and involvement of all employees.

By the end of 2003, Brisa had 3 106 employees against 2 966 in the previous year (+5%). The number of tollbooth workers increased in the same proportion (+93 over 2002) mainly as result of the reintroduction of tolls on the A9 – CREL and the opening of new motorway sections on the A10 – Bucelas/Carregado/IC3 Motorway.

The Performance Appraisal carried out in 2003 relating to 2002 appraised 2 452 employees (nearly 80% of the total) resulting in wage raises for merit for 25% of them. As result of the new career structure and the necessary adjustments that had to be made in order to standardize the various ranges of wage/categories implemented in 2002, there were 83 re-adjustments with resulting wage adjustments.

Improvement in skills continues to be one of Brisa's cornerstones, based on training action and new information means, namely the updating of the technical knowledge in Windows-based information tools. The number of participants in these training actions totaled 304 in 2003.

Within the scope of the Managers Development Plan, 13 managers of Brisa attended Advanced Management Programs for Executives and Senior Staff at the Portuguese Catholic University. At another level, we refer the realization of a number of training actions relating to customer attendance and technical improvement, in a total of 3 528 training hours. In overall terms, there were 1 203 training participations, of which 1 073 were intra--company and 130 inter-company, in a total of 19 958 training hours.

Table 6 - Employees' distribution per company

Company	2002	2003
Brisa Auto-estradas	1747	1840
Brisa Internacional	2	3
Brisa Serviços	7	-
Brisa Engenharia e Gestão	271	267
Brisa Conservação de Infra-estruturas	233	237
Via Verde	68	76
Controlauto	257	271
Access	11	8
Brisa Assistência Rodoviária	250	266
Brisa Electrónica Rodoviária	58	59
Mcall	62	79
Total	2966	3106

Health and safety at work are values that Brisa always held dear, seeking to guarantee good working conditions to its employees. In terms of Occupational Health, 2328 occupational medicine exams were carried out complemented by 963 hours of curative medicine. In 2003, 136 work accidents occurred, that did not result in total disability. The average period of sick leave was 37 days. In terms of Safety at Work, the focus was on the evaluation of risks of the various premises, with safety inspections being carried out to practically all Operational Centers.

Promotions, re-classifications and re-adjustments in 2003
Chart 14


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Re-adjustments
Promotions
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Employees appraised

Brisa is a socially responsible company and strictly complies with the Portuguese labor law, which besides integrating all European Union directives, is based on the Universal Declaration of Human Rights, expressly adopted by the Portuguese Republic's Constitution. Brisa, however, does more than just recognize and respect all principles provided in that legal framework. The company seeks to develop an efficient policy of social concertation, which necessarily involves a serious, constructive and participated dialogue with the unions and the workers' commission.

In this light, the company negotiated a Collective Wage Agreement specific for its activity, which is revised on an annual basis, by agreement of the parties involved. This agreement provides on all basic issues already addressed by law, such as non discrimination, legal working hours, interdiction of child labor, maternity protection but also reinforces existing regulations as concerns aspects such as minimum working age (18) and sets a wage schedule, the lowest wages of which are 23% above the national minimum wage.

In terms of social benefits, Brisa provides important benefits that stand out at national level, namely health insurance, life and occupational hazards insurance, medical assistance at all its premises, complementary sickness fund, complementary retirement and survival pension, allowance for disable children, luncheon allowance as well as the facilities required for the preparation of meals in all company premises.

Safety

Safety in construction

Construction and expansion works and major repairs in the motorways under concession are governed, since 2003, by a Management System of Safety and Health in Construction Works under the responsibility of Brisa Engenharia e Gestão, which is also responsible for the supervision of the works.

This system is based on the safety and health in construction works policy established on 15 April 2003, which gives particular attention to the compliance with all health and safety legislation applicable to Brisa's motorway undertakings, the responsibilization of all intervening parties, the need to implement health and safety management systems to be adopted by all contractors involved. It also seeks to take advantage of the contributions of all interveners to the continuous improvement of this policy, which aims at achieving a "zero accident rate" and "zero occupational sickness rate".

For this purpose, the company draw up and approved a Manual for the Implementation of the Management System of Safety and Health in Construction Works and defined an organizational structure within the scope of BEG, including a General Safety Coordinator, a Safety Coordinator during Project Phase, and Safety and Health Nucleuses which will guarantee health coordination during construction phase in all building yards. By year-end this structure included 4 senior staff and 3 health and prevention technicians.

In the first year of implementation, the main goal was to involve all interveners in the process, particularly contractors. Within the scope of the new system, the company draws up 30 health and safety plans and 11 technical specifications and carried out 31 inspections in Brisa's works.

Road safety

The accident rate in Brisa's motorway net work fell by 5.6%, from 58.7 accidents in 2002, to 55.5 accidents in 2003, for each 100 million kilometers traveled (10^8 vehicle x km). The favorable evolution of road safety in motorways is reinforced by a decrease by 12.9% in the accident rate with serious casualties and in the serious casualties rate. In 2003, in absolute terms, the accident rate in motorways under Brisa's concession translated in 80 killed casualties, 224 serious casualties and 1637 casualties.

Evolution of the accident rate in Brisa's network
Chart 15



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The analysis according to motorway shows that the highest accident rates are registered in motorways with a high proportion of urban and suburban traffic, that is, near major cities. The motorways, which posted the highest, and the lowest accident rates were, respectively, the A4 – Porto/Amarante Motorway (80.57) and the A14 – Figueira da Foz/Coimbra Motorway (27.11).

These figures translate Brisa's continuous effort to guarantee road safety in its motorways. Over the past ten years, the trend for a decrease in the accident rate in Brisa's motorways has strengthened, despite an over 150%

rise in traffic from 1993 to 2003, period in which the network went from 455 km to 1007 km.

As far as motorway safety is concerned, Brisa has carried out relevant and crucial actions, showing that safety concerns are constantly evolving. On par with the traditional elements, such as road signs and traffic rules, the Company has sought to innovate and meet the demands of motorway users. Brisa continues to invest in passive safety equipment, namely horizontal road painting, rumble strips, impact reducers and road signs for information and recommendations on safe driving, using the best techniques and practices followed at European level.

Besides the investment made in terms of infrastructures, the concessionaire also invest in the human factor to promote a substantial improvement in road safety. Motivation and education campaigns viewing road safety are one of the most visible expressions of this form of civic action. Campaigns are divided into actions addressed to drivers and actions directed to specific publics. As concerns this last case, in 2003 important efforts were made to promote road safety awareness with a child-youth public.

Amongst these initiatives, the series "Mission Safety", played by the mascot "Brisinha" was particularly relevant since it set the relationship between the summer and Christmas campaigns. Another worth mentioning initiative is the authorization and use of 36 outdoors scattered throughout the motorways conveying the messages of the referred campaigns. The number of daily passages through Brisa's network - around 900 thousand - should guarantee the success of the campaign.


Circule
pela direita.

Safety campaign pannel.

Environment

Environmental Policy

The approval of the Environmental Policy Declaration by Brisa's Executive Committee in 2003 was one of the most significant achievements within the goals set forth by the Group in terms of Sustainable Development. This document has the double purpose of officially providing objectives, which were already followed by the different activities within the Group, and of proposing new goals for the future.

The development of studies and projects associated to the motorway network, which forms an integral part of the object of the concession agreement entered between Brisa and the State, always included as main concern the search for technical solutions that were environmentally sustainable. The evaluation of the technical and economic viability of the projects inevitably includes a profound environmental assessment of the layout solutions under analysis, thus benefiting from the strong relationship existing between the various technical aspects of the studies, namely road and environmental aspects.

In 2003, the Environment Ministry issued the Environmental Impact Declarations for the widening from 2 x 3 lanes of the Sub-sections Aveiras de Cima/Santarém on the A1 – North Motorway, Fogueteiro/Coina da A2 – South Motorway and Carcavelos/Alcabideche Junctions on the A5 – Costa do Estoril Motorway, and the new motorway stretches IC11/Carregado (A1)/Benavente on the A10 – Bucelas/Carregado/A13 (IC3) Motorway, which translated the environmental approvals of the assessments required to proceed with respective projects.

The Environmental Authority issued its environmental compliance reports concerning the stretches Arruda dos Vinhos/IC11 and Benavente/A13 on the A10 – Bucelas/Carregado/A13 (IC3) Motorway and



Acustic protection barrier at the A9 - CREL

Almeirim/Salvaterra de Magos/A10/Santo Estêvão on the A13 – Almeirim/Marateca Motorway, successfully ending a difficult process of environmental impact assessment and enabling the start-up of the construction contracts for these motorways.

In the same year, the company started the Environmental Impact Assessments concerning the expansion of sub-sections Albergaria/Estarreja/Feira/IC24, on the A1– North Motorway, and sub-section Águas Santas / Maia, on the A3 – Porto/Valença Motorway, the latter from 2 x 4 lanes.

Particularly worth mentioning on account of the sensitivity of the area, are the environmental impact assessments made for the "crossing of the Tagus at Carregado" included in the A10 – Bucelas/Carregado/IC3 Motorway. The success of this undertaking is closely dependent on the issuing of the Environmental Compliance Report by the various authorities involved, namely the Ministry for Environment, and Brisa is strongly committed to this goal.

Some of the most significant environmental impacts occur during construction phase. In view of this, in 2003 Brisa draw up a manual on "Operational Procedures of Environmental Management" which requires from contractors the compliance with environmental planning requirements of construction activities, and sets guidelines for the adoption of environmental management measures adjusted to the identified impacts. Compliance with these procedures and with the Minimization Measures set forth by the Environment Ministry are complemented by the Environmental Follow-up of the works by environmental experts of both the contractors and Brisa.

During construction and expansion works of section Aveiras de Cima/Santarém on the A1 and Section Carcavelos/Alcabideche on the A5, and the new sub-sections Benavente/A13 on the A10 and Almeirim/Salvaterra de Magos/A10/Santo Estêvão on the A13, the company also monitored environmental descriptors most affected by construction – quality of air, surface and underground waters and noise.

Environmental management during operational phase is mostly focused on the post-assessment of environmental impacts, by means of Monitoring and Noise Reduction Plans and General Monitoring Plans.

Environmental monitoring became mandatory pursuant to Decree-law 292/2000 of 14 November, which describes it as an observation process and systematic environmental data collection including the environmental impacts of motorway operation and the periodical reporting of those impacts, with the purpose of assessing the efficiency of mitigating measures and the possible reformulation of those measures.

In overall terms, Monitoring and Noise Reduction Plans aim at tracking the locations along the motorway network under Brisa's concession where noise levels do not comply with legal requirements on Noise Pollution and establish measures to reduce such noise to legal levels.

In terms of fauna monitoring, Brisa in collaboration with the Sciences Faculty of the Lisbon University started monitoring the crossing of carnivores in grade separations (underground crossings, viaducts, water crossings) on the A6 and A2 motorways (up to Grândola), with the help of footprint tracking and photo-sensor cameras.

The monitoring phase also includes claim management. Until now, the only claims made had to do with noise levels, which is the impact most felt by people living in the vicinity of motorways. The procedure followed to manage noise claims includes the evaluation of the reasonability of the claims, namely through noise evaluations made on the house fronts of the claimants and subsequent treatment of the claim, according to the evaluation made. Respective results are always explained to the claimant.

Brisa is improving its monitoring of environmental impacts during operation phase. The monitoring follows a list of pre-set indicators that should constitute a reliable basis for analysis, including the following relevant indicators: air, water, climate, biodiversity, noise and waste.

Archeological heritage

In 2003, during construction of sub-sections Almeirim/Salvaterra de Magos/A10, on the A13 motorway, and as result of the respective archeological follow-up, various works were carried out, mainly focused on ancient pre-history contexts. The nature of these contexts, already known in the region since the beginning of the 20th century, besides confirming the interest of such sites, provided a deeper knowledge of the geographic and morphological evolution of the Tagus basin.

Interventions made covered sites dating from the Inferior Paleolithic era and the Final Neolithic era. In the first case, the Boavista site (Sub-section Almeirim/Salvaterra de Magos) is particularly relevant for the knowledge provided on the first human settlings in the Tagus valley, both from the geo-morphological point of view and the knowledge of the sedimentary process on the river and its tributaries. In the second case, we refer the Monte da Quinta site located on the sub-section Salvaterra de Magos/A10. This site, which was identified during the archeological follow-up, is particularly relevant since it has led to the excavation of a series of unparalleled structures of that era.

It should also be pointed out that in 2003, Brisa published a book called "Archeology in motorways" which reports the activity developed by the company in this field.



Neolithic findings on A13 - Almeirim/Marateca Motorway

Innovation

Brisa looks at innovation in terms of value creation in a changing context. In this light, the innovation policy followed by the company is based on the development of two main axes: Corporate Innovation and Technological Research & Development.

Corporate innovation is an axis of activity, which views the development of a systematic innovation process that starts with the generation of ideas up to their structuring into subjects and possible implementation. This process is open to all employees. Following approval of the methodology in 2002, the development of this project called A+ was started in 2003.

Project A+ is part of a corporate innovation initiative that involved various companies of the José de Mello Group – Brisa's main reference shareholder. Its purpose is to have innovation deeply ingrained in the minds and simultaneously, generates contents relevant to Brisa. Counting with the involvement of 170 Brisa employees and based on the subject "From user to client", various ideas were generated, which after analyzed and grouped, resulted in business opportunities selected for a more detailed development in a second stage, viewing their possible integration in the various areas of activity.

Brisa's Innovation area is promoting and participating in various initiatives which view to encourage innovation at different levels, such as at the level of the association of tolled motorways companies (ASECAP), of the scientific community and at corporate level, through the presentation of communications in seminars or the publishing of articles.

As far as Technological Research & Development is concerned, various projects have been developed which have led to the evolution of manual and electronic toll collection systems. The knowledge process now under way will allow to back up the materialization of generated ideas, not only of Project A+ but others as well.

Brisa has strengthened its institutional relationship with various entities viewing the development of specific innovation projects. In 2003, the number of institutions associated with Brisa in the development of common projects amounted to 20, amongst which the National Technological and Scientific System and a few companies. Brisa also entered cooperation protocols with the Engineering Faculty of the University of Oporto (FEUP) and the Mechanical Engineering Department of Instituto Superior Técnico.

Also included in the Research & Development field, Brisa is developing the ITS – Interoperability Bus concept, which is a potentially integrated tolled collection system, very reliable and that will allow to increase competitiveness in technologies associated to toll systems.

Brisa is also developing equipment for manual and electronic toll booths, introducing concepts such as modularity, design and ergonomics viewing to provide equipment and solutions increasingly more intelligent, versatile, with new functions and more easy to use and maintain, and with a considerable reduction in costs.

In 2003, Brisa joined a European Project – PISTA – which views to develop and obtain technological interoperability of electronic toll collections systems amongst European countries that are partners in this project. Interoperability lab tests are already being developed.

Already under way is the development of an application that will integrate the information systems of manual and electronic toll collection, providing for the next generation of toll systems with innovating technology fully held by Brisa.





Financial Report

The capital market and Brisa's stock exchange performance

Throughout 2003, Brisa intensified its relations and communication with main financial markets. The strategy set forth for the investor relations area is based on three main axes: continuous communication with the financial market, adoption of the best practices and close relationship with financial market players.

In this light, in 2003 Brisa kept a continuous flow of information with investors; it carried out regular visits to investors, the majority of which on international markets, namely London, Madrid, Paris, Milan, New York and Boston. On the domestic front, the company also visited institutional investors in Lisbon and Oporto.

Communication channels with financial analysts of investment funds and financial intermediaries were strengthened. In terms of research analysis, Brisa is followed by a wide set of domestic and international financial companies which have increased their coverage in 2003, particularly financial intermediaries and French banks.

One of the major landmarks of 2003 was the implementation for the very first time of a "Brisa Investors' Day". This event, which was attended by 80 shareholders, investors and Portuguese and foreign financial analysts represented a further step to strengthen the relationship with main financial market players, in terms of information flow and transparency.

As far as corporate sustainability is concerned, Brisa continued to seek inclusion in new ethical indexes, answering a growing number of questionnaires in this area. We point out that Brisa is a reference company also as concerns corporate sustainability, which is confirmed by the fact that it is the only Portuguese company present for the second consecutive year in the Dow Jones Sustainability Index Stoxx, the major international index in this field.

As result of all the actions carried out in the investor relations area, a study made by the renown magazine Institutional Investor (Euromoney group), awarded Brisa 1st and 2nd prize for "the best investor relations department in the motorway sector" and "the best investor relations department on the domestic market", respectively.

Stock exchange performance

During 2003, major world stock indices registered favorable performances. This was due to the quick end of the war in Iraq and signs of recovery showed by the US economy. Moreover, on the back of this turnaround corporate results for the second half of the year were revised upwards, which had a positive impact on stock exchange performance.

Specifically, major indices gains for the year were as follows: PSI 20 (+16%), Euronext 100 (+13%), EuroStoxx 50 (+16%), Dow Jones Industrial (+21%), Nasdaq (+50%) and Bovespa (+97%).

Brisa has two types of shares listed on the stock exchange: Brisa Privatização, with 538 258 930 shares and Brisa Privados, with 61 741 070 shares. Brisa Privatização shares correspond to the shares, which were purchased during the four phases of the company's privatization, which hold a tax benefit. The other tranche, Brisa Privados, results of shareholder positions held by reference investors which were never subject to privatization and are not entitled to any sort of tax benefit. This tranche is practically meaningless in terms of traded volume and value. Therefore, the analysis on Brisa's stock exchange performance will only concern Brisa Privatização shares.

The referred two tranches of Brisa shares are included in the Euronext Lisboa. The Brisa Privatização tranche is also part of Euronext 100. The weight of the PSI 20 during 2003 was approximately of 12%.

In 2003, Brisa shares posted a stable performance, gaining 0.4%. The stock price registered falls during the first half of the year, and started to recover as from the third quarter onwards.

The main reason for this behavior was the economic recession registered in Portugal and the strong valuations posted by Brisa stocks in previous years. On the other hand, there were important consolidation operations carried out on the international market, namely the offer of Schemaventotto over the overall share capital of the Italian company Autostrade and the merger of Abertis in Spain, which influenced the performance of these shares.

In terms of traded volume for the year, Brisa decreased by 36% in relation to 2002, reflecting lesser liquidity on the domestic market and the drop in the share price during part of the year.

Brisa vs. market indexes
Chart 16


1,2
1,15
1,1
1,05
1
0,95
0,9
0,85
0,8
0,75
BRISA
PSI 20
Eurostoxx 50
Euronext 100

Price vs. trade value (turnover)
Chart 17


5,6
5,4
5,2
5
4,8
4,6
4,4
60 000 000
50 000 000
40 000 000
30 000 000
20 000 000
10 000 000
0
PX Last
Turnover

Brisa vs. main listed peers
Chart 18


1,25
1,2
1,15
1,1
1,05
1
0,95
0,9
0,85
BRISA
ABERTIS
AUTOSTRADE
ASF

Price vs. Volume
Chart 19


5,6
5,4
5,2
5
4,8
4,6
4,4
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
PX Last
PX Volume

Economic and financial analysis

This economic and financial analysis is based on consolidated accounts. At the end of 2003, the consolidation scope covered 21 companies.

The accounting practices followed by Brisa comply with Portuguese accounting rules and whenever applicable, with directives of the International Accounting Standards (IAS). In this regard, during the year under review two important changes were introduced namely concerning the recognition of performance bonuses and amortizations.

The change concerning the bonuses was that the amounts payable in 2004 relate to the performance appraisal of 2003. As far as amortizations are concerned, they started to be recorded on a twelfth basis instead of on an annual basis.

Return analysis

During 2003, despite a recessive macro-economic performance Brisa managed to considerably improve its return. Profit before tax rose by 49% to euro 226 million as against euro 152 million in the previous year.

Net profit totaled euro 152 million, corresponding to a 29% decrease in relation to the same period of 2002. It should be pointed out, however, that the fall results from the change in 2002 in the recognition of tax benefits (Accounting Directive no. 28). In 2002, the impact of the tax heading was negative whilst in 2003 it resumed to normal. It must also be referred that it is merely an accounting procedure with no impact on cash flows.

Table 7 - Scope and method of consolidation

Company	%	Method
Brisa Auto-estradas de Portugal	100%	Full
Brisal Auto-estradas do Litoral AS	89.99%	Full
Brisa Serviços	100%	Full
Via Verde Portugal	75%	Full
Brisa Access	70%	Full
Controlauto	59.55%	Full
Satev	59.55%	Full
Toltorres	59.55%	Full
Controlauto Açores	14.19%	Equity
Controlauto Brasil	10.64%	Equity
Mcall	100%	Full
Brisa Assistência	100%	Full
Brisa Electrónica	100%	Full
Brisa Engenharia e Gestão	100%	Full
Brisa Conservação de Infraestruturas	100%	Full
Fast Access	33%	Equity
Brisa Internacional	100%	Full
BPE	100%	Full
CCR - Companhia de Concessões Rodoviárias	21.27%	Equity
COR - Companhia Operadora de Rodoviárias	20%	Equity
ABCS - Participações Lda.	25%	Equity
Brisa Participações SGPS	100%	Full
Brisa Finance	100%	Full

EBITDA stood at euro 403 million, corresponding to a 5% growth in relation to the euro 384 million showed at the end of 2002. EBIT rose by 2% to euro 275 million, influenced by the increase in amortizations by approximately 15%.

Operating margins experienced slight downward trends with EBITDA and EBIT margins standing at 71.9% and 49.1%, respectively. The development of the EBITDA margin reflects the recessive macro-economic scenario, the change in the accounting criteria followed for performance bonuses (included under Staff Costs) and the considerable absolute amount spent in current maintenance (included under the Goods & Services Account).

It should be mentioned that if it weren't for the change in the accounting criteria concerning the recognition of performance bonuses, EBITDA would have stood at euro 407 million, which would correspond to a 6% growth. The EBITDA margin, on the other hand, would have grown by 72.7%.

Operating income

During the year under review, operating income amounted to euro 560 million corresponding to a 7.2% growth as compared to the euro 523 million posted in 2002.

Total revenues grew on the back of an 11% increase in toll revenues which reached euro 502 million in 2003 as against euro 452 million in 2002. It should be mentioned that this heading accounts for nearly 90% of total revenues.

Motoring Services generated nearly euro 23 million, corresponding to a 3% decrease over the euro 24 million registered in 2002. This decrease stems from the performance of the Via Verde and also to the fact that in 2003, there were no sales of electronic equipment to Access gas stations whilst in 2002, these sales had reached euro 1.7 million.

Table 8 - Consolidated results and margins

euro million	2002	2003	% Change 03/02
EBITDA	384.3	402.5	4.7%
EBITDA margin	73.5%	71.9%	- 1.6 pp
EBIT	270.6	274.9	1.6%
EBIT margin	51.8%	49.1%	- 2.7 pp
Profit before tax	151.7	226.1	49.1%
Tax	62.2	- 73.7	na
Net profit	213.1	151.7	- 28.8%

Table 9 - Operating income

euro million	2002	2003	%
Toll revenues	452.4	501.6	10.9%
Service areas	9.4	9.5	0.9%
Motoring services	24.0	23.3	- 2.9%
Own works	26.7	18.7	- 30.0%
Other income	10.4	7.0	- 32.7%
Total	522.8	560.1	7.4%

Table 10 - Toll revenue growth

Heading	% Contribution
LfL network	- 0.2%
Effect of the traffic mix	- 0.6%
Increase in tariffs	+ 3.5%
New sections	+ 8.2%
Sub-sections opened in 2002 (A2, A13 and A14)	+ 2.4%
Sub-sections opened in 2003 (A9 and A10)	+ 5.8%
Total	+ 10.9%

Table 11 - Operating costs structure

euro million	2002	2003	% Change
Cost of goods sold	6.5	4.6	- 29.3%
External costs	58.4	68.0	16.3%
Personnel costs	69.7	80.1	15.0%
Other	3.8	5.0	31.6%
Sub-total	138.4	157.7	13.9%
Depreciation	108.7	124.7	14.8%
Provisions	5.0	2.8	-43.6%
Operating Total	252.1	285.2	13.1%

Electronic toll collection (Via Verde) revenues amounted to euro 4.3 million, decreasing by 2% in relation to the previous year. This was motivated by a slowdown in traffic on remaining motorway operators, and a fall of approximately 10% in the average unit transaction cost implemented this year.

Still within the scope of Road Services, we point out an increase by 8% to euro 14.7 million posted by the car inspection area developed by Controlauto.

Own Works totaled euro 19 million, dropping by 30% in relation to the same period of the previous year. This decrease reflects the slowdown in investment during the year.

The "Other Income" heading fell by 34%, to euro 6.7 million. It should be noted that in previous years this heading was mainly made up of an annual sum of euro 5 million stemming from the compensation paid by the State for the abolition of tolls, which ceased to exist following the re-introduction of tolls on the A9 – CREL.

Operating costs

In 2003, consolidated operating costs grew by 13% as compared to the previous year, reaching euro 285 million. The weight of Depreciation on Brisa's cost structure was particularly relevant (44%) whereas "Personnel Costs" and "External Costs" accounted for 28% and 23%, respectively.

If we only consider the headings involving cash flows (i.e. not including depreciation and provisions), there was an increase in costs by approximately 10.6%, motivated mainly by the rise in personnel costs by nearly 15% and in External, by 16%.

As far as Personnel Costs are concerned, it should be noted that amounts for the year included the already referred accounting change, with an impact of 6% (nearly euro 5 million) and the increase in personnel by 140 to 3 106 employees at the end of the year stemming mainly from the engagement of 116 toll both workers who formerly worked under temporary working contracts. This rise was motivated by the recent expansion of the network, following the completion of the

A2 – South Motorway, the re-introduction of tolls on the A9 – CREL and opening of the sub-section Bucelas/Arruda dos Vinhos, on the A10 – Bucelas/Carregado/IC3 Motorway. Without the referred change in the accounting criteria, staff costs would have risen by 9%.

Breakdown of the external costs
Chart 20



12%
3%
3%
3%
4%
5%
8%
11%
3%
21%
27%



Maintenance
Specialized works
Rents
Communications
Man power
Maintenance materials
Marketing
Electric Power
Gas
Insurance
Other

The external costs reached euro 68 million corresponding to a 16% growth in relation to the euro 58 million registered as at the end of the previous year. The item with more weight is Maintenance that account for 26% of the total, followed by Specialized works with 21%.

Total repair and maintenance costs reached euro 17.2 million, corresponding to a 48% rise in relation to 2002, being distributed as follows: direct maintenance: euro 13.9 million; maintenance material: euro 3.3 million. This type of works is made up of small improvement works (pavement, signs, landscape, solid waste and slopes).

Depereciation grew by 15%, to euro 125 million. This increase stems from the impact of the opening to traffic of new sub-sections on the A3 – Porto/Valença Motorway and the A10 – Bucelas/Carregado/IC3 Motorway. It should be mentioned that the sum paid to the Portuguese State on account of the re-introduction of toll collection in the A9-CREL, generated the set up of intangible assets, which contributed to the increase in assets and consequently in amortizations for the year, of approximately euro 8 million.

Financial results

In 2003, the company posted net financial losses around euro 80 million, representing an improvement by euro 63 million in relation to 2002. This improvement stems mainly from the good performance posted by subsidiaries, namely via dividends received, the performance of CCR and the stock exchange performance of EDP.

At financial profit level, there was a decrease by 95% in interest income explained by the fact that in 2002, an amount of euro 12.1 million of default interest relating to the debt of Instituto das Estradas de Portugal had been

Table 12 - Breakdown of motorway repair and maintenance activity

Heading	euro million
Horizontal signs	1.4
Landscape and solid waste	2.7
Slopes	2.1
Pavement	1.8
Structures	2.4
Environmental management	0.8
Safety and protection equipment	1.5
Current maintenance	1.2
Total direct maintenance	13.9
Maintenance materials (BCI)	3.3
Total	**17.2**

debited, offset by the favorable evolution of the dividends item received from EDP, Abertis and Schemaventotto (euro 14.7 million); gains on group and associate companies due to the positive contribution of Brazil via equity (euro 9.6 million); and other financial income (euro 3.9 million).

As far as financial costs are concerned, there was an increase in interest paid (by 8.6%), although average consolidated debt grew by 14.7%. This resulted mainly from the significant cut in market interest rates, that benefited the company on account of its relatively high variable rate debt (over 50% of overall debt until September 2003) and the various re-adjustments of financing interest rates by the European Investment Bank, which provided for a considerable reduction in the average weighed interest rates of these loans.

On the other hand, the significant decrease in financial costs is explained by the fact that in 2002, the company had set up a provision of euro 61.8 million for the investment in EDP.

Goodwill amortization fell by 80% in relation to the previous year, which is explained by the fact that in 2002 the company had set up an extraordinary goodwill amortization (euro 9.9 million), deriving from the capital increase (IPO) of CCR.

Brazil's investment had a negative impact on Brisa's accounts of euro 11.7 million revealing a significant improvement as compared to the negative impact of euro 24.7 million recorded in 2002. These euro 11.7 million can be broken down as follows: positive impact of euro 9.6 million via equity; negative impact of euro 18.7 million of financing interest paid and euro 2.6 million of goodwill amortization, respectively.

Extraordinary results and taxes

In 2003, extraordinary results totaled approximately euro 32 million, corresponding to a 27% increase as compared to the euro 25 million posted in 2002, mainly motivated by a rise in extraordinary gains.

In 2003, the favorable evolution of EDP share price allowed to cancel a provision of euro 4.8 million set up in the previous year. This operation was recognized as extraordinary gain since it corresponds to the reduction in provision set up in the previous year.

Balance sheet

By the end of 2003, total net assets amounted to euro 4 529 million, which is 0.9% less than at the end of the previous year. The decrease in assets stemmed from a decrease in current assets, namely in short term receivables as well as from the use of tax credit for taxes, with the corresponding reduction in accruals and deferrals.

The total amount of tax credit by year-end stood at euro 387 million. During the year, the company used approximately euro 71 million in taxes and in the

Table 13 - Financial results

euro million	2002	2003	% Change
Financial income	33.0	29.1	- 11.8%
Interest income	16.0	0.9	- 94.5%
Gains on group companies	5.3	9.7	82.3%
Income from equity holdings	11.4	14.7	29.1%
Other interest and similar income	0.4	3.8	-
Financial costs	176.7	109.5	- 38.1%
Interest paid	94.6	102.8	8.6%
Losses on group companies	1.0	0.4	- 59.9%
Provisions for financial applications	61.8	-	-
Goodwill amortization	13.0	2.6	- 79.7%
Other interest and similar costs	6.3	3.7	-42.0%
Financial results	- 143.7	- 80.4	44.1%

Table 14 - Extraordinary results and taxes

euro million	2002	2003	% Change
Current results	126.9	194.6	53.3%
Extraordinary gains	26.2	34.8	33.0%
Extraordinary losses	1.5	3.3	127.9%
Extraordinary profit	24.7	31.5	27.4%
Profit before tax	151.7	226.1	49.1%
Tax	62.2	-73.7	-218.5%
Minority interests	0.8	0.7	-5.0%
Net profit	**213.1**	**151.7**	**-28.8%**

correction required by the change in the Corporate Income Tax rate as from 2004, made in terms of amount of deductible tax losses.

Total net assets grew by 2.1% on the back of investments in new motorway sections, totaling euro 151 million. The increase in financial fixed assets reflects mainly the rise in investment in CCR.

Investment in 2003 fell by 78% in terms of volume of direct investment.

Liabilities and shareholders' equity

Total liabilities dropped by 2%, to euro 3.2 thousand million at year end. On the other hand, shareholders' equity grew by 2% to euro 1.4 thousand million.

At the end of 2003 Brisa's consolidated financial debt amounted to euro 2 214.3 million, corresponding to a decrease by nearly 3.5% in relation to the euro 2 295.4 million recorded by end 2002. This performance attests of

Table 15 - Assets

euro million	2002	2003	% Change
Total net fixed assets	3 763.4	3 843.6	2.1%
Net intangible assets	300.2	302.9	0.9%
Net tangible assets	31.9	37.1	16.1%
Reversible tangible assets	2 997.2	3 044.1	1.6%
Financial investment	434.1	459.5	5.9%
Current assets	184.8	137.6	- 25.5%
Inventories	4.8	4.2	- 14.0%
Short term receivables	165.3	116.8	- 29.3%
Cash and liquid assets	14.7	16.6	12.8%
Accruals and Deferrals	620.7	547.7	- 11.8%
Total net assets	**4 569.0**	**4 528.9**	**- 0.9%**

Table 16 - Direct investment

euro million	2002	2003	% Change
Motorways	351.2	151.0	- 57.0%
Re-introduction of tolls (A9 - CREL)	288.4	0.0	- 100.0%
International	249.8	25.4	- 89.8%
Services	2.2	6.8	209.1%
Other	14.4	14.3	- 0.7%
Total direct investment	**906.0**	**197.5**	**- 78.2%**

the company's ability to generate cash flow, considering that it occurs at a time when Brisa is still undergoing a considerable investment effort with the construction of the A10 and the A13, as referred above.

During 2003, the company undertook a profound restructuring of its financial debt with the purpose of increasing its average maturity and reducing the company's liquidity/refinancing risk.

In this light, Brisa carried out various operations, among which we refer the setting up of a debt issue program up to a maximum amount of euro 2 000 million called Euro Medium Term Note Programme (EMTN) and the entering of a 16-year maturity loan of euro 350 million with the European Investment Bank aimed at financing the construction of the A10 and A13 motorways. The loan is withdrawable in various tranches up to 19 August 2005 and has a smooth repayment profile.

A relevant mark in 2003 was the bond issue of euro 500 million pursuant to the EMTN. This issue, which has a 10-year maturity, is intended to refinance short term debt. The spread of the issue was of 54 p.b. in relation to mid--swap, to which corresponded an annual coupon rate of 4.797%. Citigroup and Deutsche Bank led the issue.

Following these operations, short-term debt that accounted for over 30% of overall debt at the end of 2002, fell to euro 91.1 million, i.e. less than 5% of overall debt at the end of 2003. Brisa's liquidity risk is quite low, which is explained by the reduced amount of short-term debt and medium-long term debt repayable in 2004 and 2005, totaling respectively euro 67.7 million and euro 77.4 million.

Simultaneously with the refinancing operation of its short term debt, and taking advantage of the historically low interest rate level, Brisa used a 10-year bond issue to

Table 17 - Liabilities and shareholders' equity

euro million	2002	2003	% Change
Shareholders' equity	1 321.3	1 342.6	2.6%
Minority interests	4.8	5.2	8.3%
Shareholders' equity + minority interests	1 326.1	1 347.8	1.6%
MLT accounts payable	1 514.7	2 056.2	35.7%
ST accounts payable	854.5	233.4	- 72.7%
Accruals and deferrals	864.5	882.2	2.1%
Total liabilities	**3 244.7**	**3 181.1**	**- 1.9%**

Table 18 - Debt structure

euro million	2002	2003	% Change
Short term*	720.2	91.1	-87.4%
Medium and long term			
Variable rate	540.9	613.1	13.4%
Variable rate**	378.1	356.6	- 5.7%
Fixed rate	656.2	1153.6	75.8%
Total	**2 295.4**	**2 214.3**	**- 3.5%**

* Debt contracted for periods below 1 year. Taking into account all debt due within less than 1 year (including debt initially contracted for periods above 1 year), short-term debt amounted to euro 781.4 million in 2002 and euro 158.9 million in 2003

** Specific to very long term loans with the European Investment Bank, characterized by fixed rates for periods of 4, 5 or 6 years, at the end of which the rate is revised according to market levels in force for a period normally similar to the previous.



Debt structure according to rates
Chart 21



16%
32%
52%

Fixed Rate · Floating Rate · Reversible Fixed Rate

Debt structure according to currency
Chart 22



0,4%
6,7%
92,9%

Euro · CHF · BRL

reduce its interest rate risk, increasing significantly the proportion of fixed rate debt on overall debt. At the end of 2003, 66% of debt was fixed rate (against 45% at the end of 2002).

Brisa does not have relevant levels of currency risk. The fact that 6.7% of debt is classified as debt in Brazilian Real results from the currency hedging contracted for the investment in the Brazilian company CCR (Companhia de Concessões Rodoviárias), by means of cross-currency swaps. These financial instruments allow to protect the amount of capital covered in Euro against the devaluations of the Real, but require the payment of interest rates in the Brazilian currency (nearly 16% by end 2003) on the hedged equivalent, naturally with impact on Brisa's consolidated financial costs.

Table 19 - Balance sheet structure

euro million	2002	2003
Total net fixed assets	82%	85%
Net intangible assets	7%	7%
Net tangible assets	1%	1%
Reversible tangible assets	66%	67%
Financial investment	10%	10%
Current assets	4%	3%
Short term receivables	4%	3%
Accruals and deferrals	14%	12%
Total net assets	100%	100%
Shareholders' equity	29%	30%
Share capital	13%	13%
Legal reserves and other reserves	3%	5%
Retained earnings	9%	9%
Net profit	5%	3%
M/LT accounts payable	33%	45%
Bond loans	15%	26%
Amounts owed to credit institutions	18%	19%
ST accounts payable	19%	5%
Amounts owed to credit institutions	17%	4%
Accruals and deferrals	19%	19%
Total liabilities	71%	70%
Liabilities and shareholders' equity	100%	100%

Financial solidity

Whilst Brisa's assets and liabilities decreased, its shareholders' equity rose by 2% in 2003, which reinforced the company's balance sheet structure.

Corresponding gearing, i.e. the relation between remunerated debt net of financial applications and shareholders' equity stood at 163%, corresponding to an improvement by 10 p.p. as against the 173% recorded in the previous year.

Proposal for the allocation of profits

Net profit for 2003 including amortizations and provisions deemed adequate totaled euro 151 674 644:

Pursuant to legal and statutory terms, namely provisions in article 27 of the Company's Articles of Association, the Board of Directors proposes to appropriate such profit as follows:

- Legal reserve: 5% of net profit;
- Dividends to shareholders: € 0.23 per share;
- Free reserves: the remaining.

The proposal for the allocation of profits was approved at the general Meeting held March 25th 2004.

A final note

2003 was marked by a significant increase in Brisa's return. It is a remarkable achievement considering that in a year of economic recession in Portugal, the company managed to improve various economic and financial indicators, such as the volume of sales, operational profit, and profit before tax, which stands out with an increase by nearly 50%.

On the financial field, the Company restructured its debt guaranteeing increased stability against market fluctuations, and set up the financial sources of future investments.

In terms of outlook, Brisa expects another year of growth in 2004. On the one hand, the recovery of the Portuguese economy will contribute to an increase in traffic and consequently a rise in the company's revenues; On the other hand, it will be an important year for Brisa's motorway network, with increasing investments namely in the construction of the A10 – Bucelas/Carregado/A13 (IC3) Motorway and the A13 – Almeirim/Marateca Motorway, which should start operating during 2005.

As we end this Annual Report, we would like to specially thank Portuguese road users for choosing to travel more and more on Brisa's motorways and to Via Verde subscribers whose number keeps growing.

We thank our employees for their dedication and commitment that have allowed us to stand where we stand today. We also would like to thank our suppliers for their efficient satisfaction of all our needs.

A special word of thanks is due to Government and public bodies that were always available to dialogue with Brisa, thus strengthening the institutional ties that bond us.

Finally, we address special thanks to our Shareholders for their support and cooperation in spite of a less favorable stock exchange environment.

Financial statements

Consolidated Balance Sheet as of 31st December 2oo3 and 2oo2

(Amounts in euro)

Assets	Notes	2003 Gross Assets	2003 Depreciation and provisions	2003 Net Assets	2002 Net Assets
Fixed assets					
Intangible fixed assets:					
Start-up costs	27	15 538 755	(10 883 832)	4 654 923	5 120 746
R&D expenses	27	12 384	(12 384)	-	-
Industrial property and other rights	25 e 27	245 244 089	(9 796 446)	235 447 643	244 469 475
Goodwill	10 e 27	85 937 209	(23 183 678)	62 753 531	50 611 312
Prepayments for intangible fixed assets	27	-	-	-	5 636
		346 732 437	(43 876 340)	302 856 097	300 207 169
Tangible fixed assets:					
Land and natural resources	27	7 498 886	-	7 498 886	7 598 478
Buildings and other constructions	27	15 393 788	(4 739 710)	10 654 078	10 715 972
Basic equipment	27	12 142 512	(8 258 650)	3 883 862	3 315 255
Transport equipment	27	14 185 820	(8 401 621)	5 784 199	5 249 889
Tools and utensils	27	271 519	(235 164)	36 355	34 641
Administrative equipment	27	21 903 056	(15 458 982)	6 444 074	2 998 206
Other tangible assets	27	-	-	-	42 936
Fixed assets under construction	27	2 657 945	-	2 657 945	1 979 565
Prepayments for tangible fixed assets	27	132 253	-	132 253	14 625
		74 185 779	(37 094 127)	37 091 652	31 949 567
Revertible tangible fixed assets:					
Motorway sections	27	3 914 364 440	(955 118 472)	2 959 245 968	2 860 575 904
Basic operating equipment	27	51 427 680	(39 805 767)	11 621 913	13 394 380
Service areas	27	10 139 695	(2 107 015)	8 032 680	8 436 288
Fixed assets under construction	27	60 306 366	-	60 306 366	114 401 714
Prepayments for fixed assets	27	4 882 072	-	4 882 072	368 388
		4 041 120 253	(997 031 254)	3 044 088 999	2 997 176 674
Financial investments:					
Investments in associated companies	27,46 e 50	37 614 214	(12 264)	37 601 950	23 510 832
Investments in other companies	27,46 e 50	471 173 839	(56 993 047)	414 180 792	409 375 202
Financing loans	27 e 50	7 733 000	-	7 733 000	1 183 000
		516 521 053	(57 005 311)	459 515 742	434 069 034
Current assets					
Inventories:					
Raw, subsidiary materials and consumables	54	1 357 195	-	1 357 195	2 152 318
Goods	54	2 726 415	-	2 726 415	2 160 651
Finished and semi-finished products	55	68 776	-	68 776	515 555
		4 152 386	-	4 152 386	4 828 524
Accounts receivable - short term:					
Customers, c/a		21 117 469	-	21 117 469	15 702 320
Doubtful debt	46 e 56	15 530 941	(15 424 334)	106 607	109 441
Shareholders		2 964 020	-	2 964 020	-
Prepayments to suppliers		240 814	-	240 814	150 074
State and other public entities	58	20 072 444	-	20 072 444	5 254 966
Other debtors	59	72 338 637	-	72 338 637	144 056 041
		132 264 325	(15 424 334)	116 839 991	165 272 842
Bank deposits and cash:					
Bank deposits		16 327 489		16 327 489	14 315 700
Cash		282 148		282 148	411 408
		16 609 637		16 609 637	14 727 108
Accruals and deferrals					
Accrued income	60	57 582 764		57 582 764	56 967 968
Deferred costs	60	102 781 104		102 781 104	105 538 896
Deferred tax assets	64	387 375 927		387 375 927	458 217 745
		547 739 795		547 739 795	620 724 609
Total depreciation			(1 078 001 721)		
Total provisions			(72 429 645)		
Total assets		5 679 325 665	(1 150 431 366)	4 528 894 299	4 568 955 527

The attached notes form an integral part of the consolidated balance sheet as of 31 December 2003.

The Official Auditor No. 1351

Shareholders' Equity and Liabilities	Notes	2003	2002
Shareholders' Equity			
Capital	51 e 53	600 000 000	600 000 000
Own shares - nominal value	53	(4 155 600)	(4 166 600)
Own shares - discounts and premiums	53	(15 316 594)	(15 368 625)
Adjustments to shareholdings in affiliates and associates	53	352 431	93 455
Consolidation differences	53	187 500	187 500
Legal reserve	53	41 134 135	30 480 967
Other reserves	53	176 537 995	105 233 704
Foreign exchange conversion reserve	53	(1 511 932)	(1 877 246)
Results brought forward	53	393 644 547	393 644 547
Net profit for the year	53	151 674 644	213 063 377
Total sharehoders' equity		1 342 547 126	1 321 291 079
Minoritt interests	46	5 240 965	4 828 751
Liabilities			
Provisions for contingent liabilities	46	9 277 951	9 070 518
Accounts payable - medium / long term:			
Bond loans	61	1 174 850 000	674 850 000
Debts to credit institutions	61	880 742 536	839 207 161
Fixed assets suppliers, current account		593 570	690 346
		2 056 186 106	1 514 747 507
Accounts payable - short term:			
Debts to credit institutions	61	158 758 313	781 362 429
Suppliers, current account		27 582 535	10 616 175
Suppliers, invoices being processed		695 499	252 663
Shareholders		1 497 301	1 524 098
Fixed assets suppliers, current account		17 569 271	38 550 245
State and other public entities	58	10 522 106	8 304 900
Other creditors	62	16 810 561	13 930 701
		233 435 586	854 541 211
Accruals and deferrals			
Accrued costs	60	73 823 029	52 064 325
Deferred income	60	808 383 536	812 412 136
		882 206 565	864 476 461

	2003	2002
Total liabilities and minority interests	3 186 347 173	3 247 664 448
Total shareholders' equity and liabilities	4 528 894 299	4 568 955 527

The Board of Directors

Consolidated Profit and Loss Statement for the Years ended as of 31st December 2003 and 2002

(Amounts in Euro)

Costs and losses	Notes	2003	2002
Cost of goods sold and materials consumed:			
Goods	54	2 848 995	2 850 244
materials	54	1 718 387	3 611 362
		4 567 382	6 461 606
Supplies and services		67 953 853	58 425 961
Staff Costs:			
Wages and salaries		51 610 861	48 750 759
Social security contributions:			
Pensions	21	348 733	350 837
Others		28 181 777	20 596 444
		80 141 371	69 698 040
Depreciation of tangible and intangible assets	27	124 770 102	108 709 741
Provisions	46	2 806 614	4 977 405
		127 576 716	113 687 146
Taxes		2 585 308	1 516 741
Other operating costs and losses		2 406 473	2 315 774
(A)		285 231 103	252 105 268
Losses in group and associated companies	44	394 851	985 499
Interest and similar costs	44	109 057 752	175 713 960
		109 452 603	176 699 459
(C)		394 683 706	428 804 727
Extraordinary costs and losses	45	3 320 736	1 456 874
(E)		398 004 442	430 261 601
Income tax	64	73 658 204	(62 175 299)
		471 662 646	368 086 302
Minority interests		727 756	766 293
(G)		472 390 402	368 852 595
Net profit for the year		151 674 644	213 063 377
		624 065 046	581 915 972

The attached notes form an integral part of the consolidated profit and loss statement for the year ended as of 31 December 2003.

The Official Auditor No. 1351

Income and Gains	Notes	2003	2002
Sales of goods		1 795 724	2 483 783
Sale of finished products		14 696	1 723 562
Services provided	36	533 260 667	482 898 980
Change in production	55	(446 779)	470 811
		534 624 308	487 577 136
Own works	63	18 672 202	26 653 332
Supplementary income		2 723 042	1 586 048
Operating subsides		-	-
Other operating income		4 103 280	6 909 978
(B)		580 122 832	522 726 494
Gains on group and associated companies	44	9 660 451	5 298 610
Gains on trade investments	44	14 684 590	11 378 816
Other interest and similar income	44	4 768 047	16 320 319
		29 113 088	32 997 745
(D)		589 235 920	555 724 239
Extraordinary income and gains	45	34 829 126	26 191 733
(F)		624 065 046	581 915 972

	2003	2002
Operating profit:	274 891 729	270 621 226
Financial profit:	(80 339 515)	(143 701 714)
Current profit:	194 552 214	126 919 512
Profit before tax:	226 060 604	151 654 371
Net profit for the year	151 674 644	213 063 377

The Board of Directors

Consolidated Profit and Loss Statement by Function for the Years ended as of 31st December 2oo3 and 2oo2

(Amounts In Euro)

	Notes	2003	2002
Sales and services rendered	65 (a)	535 071 087	487 106 324
Cost of sales and services rendered		(182 475 245)	(143 271 762)
Gross profit		**352 595 842**	**343 834 562**
Other operating income and gains		18 058 416	13 938 811
Distribution costs		(15 742 666)	(10 548 130)
Administrative costs	65 (c)	(44 105 749)	(59 198 855)
Other operating costs and losses		(5 732 110)	(6 425 222)
Operating profit		**305 073 733**	**281 601 166**
Net financing cost	65 (d)	(102 963 319)	(83 845 491)
Gains/(losses) from affiliates and associated companies	27 e 44	9 265 600	4 313 111
Gains/(losses) from other investments		14 684 590	(50 414 415)
Current profit		**226 060 604**	**151 654 371**
Income tax on current profit	64	(73 658 204)	62 175 299
Minority interests		(727 756)	(766 293)
Net profit for the year		**151 674 644**	**213 063 377**
Earnings per share		0.253	0.355

The attached notes form an integral part of the consolidated profit and loss statement by function for the year ended as of 31 December 2003.

The Official Auditor No. 1351

The Board of Directors

Consolidated Cash Flow Statements for the Years ended as of 31st December 2003 and 2002

(Amounts in Euro)

	Notas	2003	2002
Operating Activities:			
Accounts receivable		643 931 163	569 728 212
Accounts payable		(97 626 226)	(376 338 234)
Staff costs		(73 717 774)	(47 452 983)
Operating cash flow		472 587 163	145 936 995
Income tax paid/received		(19 988 144)	(573 826)
Other operating accounts payable/receivable		(16 209 760)	(43 782 424)
Cash flows before extraordinary items		436 389 259	101 580 745
Receivables for extraordinary items		1 412 320	2 028 603
Payments for extraordinary items		(3 024 191)	(26 042)
Operating cash flows (1)		434 777 388	103 583 306
Investment Activities:			
Receivables from:			
Financial investments		200 000	-
Tangible fixed assets		184 641	663 926
Investment subsidies		46 680 675	5 695 704
Dividends	44	16 246 360	9 684 475
Interest and similar income		5 009 799	30 484 809
		68 321 475	46 528 914
Payments for::			
Financial assets	66	(32 611 001)	(228 317 620)
Tangible and intangible fixed assets in progress		(172 888 509)	(471 252 352)
		(205 499 510)	(699 569 972)
Cash flow from investment activities (2)		(137 178 035)	(653 041 058)
Financial Activities:			
Receivables from:			
Loans		3 478 567 996	1 712 843 096
Capital increases, supplementary capital and issue premiums		5 003	375 000
Sale of own shares		63 031	6 531 888
		3 478 636 030	1 719 749 984
Payments for:			
Loans		(3 364 783 480)	(1 238 252 808)
Interest and similar costs		(82 007 073)	(74 508 325)
Dividends		(131 381 059)	(125 320 981)
Acquisition of own shares		-	-
		(3 578 171 612)	(1 438 082 114)
Cash flows from financing activities (3)		(99 535 582)	281 667 870
Foreign exchange effect (4)		18 615	(446 622)
Effect of the change in the consolidation scope (5)		-	35 411
Change in cash and equivalents (6) = (1) + (2) + (3) + (4) + (5)		198 082 386	(268 201 093)
Cash and equivalents at beginning of the year		(185 394 741)	82 806 352
Cash and equivalents at end of the year	66	12 687 645	(185 394 741)

The attached notes form an integral part of the consolidated cash flow statement for the year ended as of 31 December 2003.

The Official Auditor No. 1351

The Board of Directors

Notes to the consolidated financial statements as of December 2003

(Amounts in euro)

Introduction

Brisa – Auto-estradas de Portugal, S.A. ("Company" or "Brisa") was established on 28 September 1972. Its main activity is to build, maintain and operate motorways and the respective service areas, under a concession regime, as well as to develop and implement public equipment infrastructures. The Company may also develop further activities connected to its corporate object, namely: bid for new concessions, maintain and operate either roads or service areas, upon government authorization.

Decree-law 476/72, of 22 November, defined the concession bases under which Brisa builds, maintains and operates motorways. Since that date, the concession bases have been periodically revised, by introducing changes reflected in the Articles of the Concession Agreement.

Decree-Law 294/97 and Decree-Law 287/99, of 24 October and 28 July, respectively, approved the concession bases currently in force, amongst which the following should be noted given their importance and impact on Brisa's economic and financial situation:

- The total extension of the motorway network concessions was set at 1,105.8 kilometers, of which 1 010,8 km are open to traffic and 77 km are not subject to tolls.

- The concession term expires on 31 December 2032 and the assets directly related to the concession, which are identified in the financial statements as revertible tangible assets, shall revert to the Portuguese State on said date.

- State subsidies for investments made as from 1 July 1997 are set at 20% of the eligible construction cost. Amounts received from other entities, namely the European Union (aimed at subsidizing investment in revertible tangible fixed assets) shall be deducted from the total investment subsidy amount payable by the State.

- The amounts corresponding to investment subsidies due from the State are recorded in a current account exclusively set aside for this purpose and the respective balance is verified and due every semester. Within the 60 days following each semester, Brisa must present the balance of the current account to the Directorate-General of the Treasury, founded on a substantiated memorandum and confirmed by an opinion issued by the Supervisory Board, upon the prior favorable opinion of the General Finance Ministry Inspectorate (Note 59 (a)).

- As far as tax benefits are concerned, the following situations are worth mentioning:

  • Stamp-duty and municipal tax exemption up until 31 December 2005.

  • With regard to Corporate Income Tax and as concerns the activity developed within the scope of the concession Agreement, Brisa can make tax deductions in the amount corresponding to 50% of the investments in revertible assets (of the part that is not subsidized by the State) undertaken by the Company from 1995 to 2002, inclusive. The deduction referred to above shall be made in the settlements relating to years from 1997 to 2007 (Note 64).

- An increase in the Company's share capital is mandatory when the relation between shareholders' equity, minus distributable profit for the year and liabilities, minus deferred income, based on the last approved annual balance sheet is below 25%.

- Under certain conditions, which shall guarantee fair financial compensation, the State may redeem the concession in the last five years of the agreement.

- Inspection of the concession shall fall upon the Ministry of Finance for what concerns financial issues, and upon the Ministry with tutelage over the roads sector in relation to all other issues.

Brisa's corporate universe ("Group") is made up of the subsidiary and associated companies listed in Notes 1 and 3. As referred above, the main activities developed by the Group are the construction, maintenance and operation of motorways and respective service areas, under a concession regime, as well as the development of other road-related activities such as assistance to road users and traffic management.

The notes which follow are organized in accordance with the Official Accounts Plan for the presentation of consolidated financial statements. Those notes not to be found herein are either not applicable to the Company or their presentation is not relevant for reading the attached financial statements.

1. Companies included in the consolidation

As of 31 December 2003, the companies included in Brisa's consolidation, their head-offices and % of share capital held were as follows:

Company	Head-office	% capital held	Activity
Brisa - Auto-estradas de Portugal, S.A. ("Brisa")	Quinta da Torre da Aguilha S. Domingos de Rana	Parent company	Construction, maintenance and operation of motorways
Brisa - Serviços Viários, SGPS, S.A. ("Brisa Serviços")	Quinta da Torre da Aguilha S. Domingos de Rana	100%	Holding company
Controlauto - Controlo Técnico Automóvel, S.A. ("Controlauto")	Rua Alfredo Lopes Vilaverde Paço de Arcos	59.55%	Car technical control
Satev - Sociedade Assistência e Veículos, Lda. ("Satev")	Sesmaria Limpa Porto Alto	59.55%	Car technical control
Toitorres Inspecções, S.A. ("Toitorres")	Estrada Nacional 8 Torres Vedras	59.55%	Car technical control
Via Verde Portugal - Gestão de Sistemas Eletrónicos de Cobrança, S.A. ("Via Verde Portugal")	Quinta da Torre da Aguilha S. Domingos de Rana	75%	Management of electronic collection systems
Brisa Internacional, SGPS, S.A. ("Brisa Internacional")	Quinta da Torre da Aguilha S. Domingos de Rana	100%	Holding company
Brisa Participações e Empreendimentos, Ltda. ("BPE")	São Paulo Brasil	100%	Investments in other companies
Brisa Finance B.V. ("Brisa Finance")	Amesterdão Holanda	100%	Fund raising on international markets
Brisa Assistência Rodoviária, S.A. ("Brisa Assistência")	Quinta da Torre da Aguilha S. Domingos de Rana	100%	Car assistance and breakdown services
Brisa Electrónica Rodoviária, S.A. ("Brisa Electrónica")	Quinta da Torre da Aguilha S. Domingos de Rana	100%	Management of electronic equipment
Brisa Participações, SGPS, S.A. ("Brisa Participações SGPS")	Quinta da Torre da Aguilha S. Domingos de Rana	100%	Holding company
Brisa Conservação de Infraestruturas, S.A. ("Brisa Conservação")	Quinta da Torre da Aguilha S. Domingos de Rana	100%	Management of infrastructures
Brisa Engenharia e Gestão, S.A. ("Brisa Engenharia")	Quinta da Torre da Aguilha S. Domingos de Rana	100%	Management of engineering projects
Brisa Access, Prestação de Serviços a Automobilistas, S.A. ("Brisa Access")	Quinta da Torre da Aguilha S. Domingos de Rana	70%	Assistance to road users
Mcall - Serviços de Telecomunicações, S.A. ("Mcall")	Taguspark Porto Salvo	100%	Telecommunications services
Brisal - Auto-Estradas do Litoral, S.A. ("Brisal")	Quinta da Torre da Aguilha S. Domingos de Rana	89.99%	Construction, maintenance and operation of motorways

These companies were fully consolidated according to provisions in Article 1-a) of Decree-law 238/91 dated 2 July (majority of voting rights).

3. Companies recorded according to the equity method

Associated companies recorded according to the equity method are as follows:

Company	Head-office	Effective % held	Activity
CCR - Companhia de Concessões Rodoviárias ("CCR")	São Paulo Brasil	21.27%	Road concessions
COR - Companhia Operadora de Rodovias ("COR")	São Paulo Brasil	20%	Road operations
ABCS - Participações, Lda. ("ABCS")	São Paulo Brasil	25%	Road operations
Controlauto Açores, Lda. ("Controlauto Açores")	Praia da Vitória	23.82%	Technical control
Fast Access - Operações e Serviços de Informação e Comércio Electrónico, S.A. ("Fast Access")	Quinta da Fonte Oeiras	33.33%	Creation and management of Internet sites

These companies were consolidated according to the equity method based on provisions in no. 13.6 of the account consolidation rules set forth by Decree-Law 238/92, of 2 July.

9. Average number of personnel

In the years ended as of 31 December 2003 and 2002, the average number of personnel employed by the companies included in the consolidation was of 2973 and 2854, respectively.

10. Consolidation differences

Consolidation differences recorded on the acquisition of financial investments entered as intangible fixed assets under "Goodwill" are as follows:

Company	Acquisition Date	Share capital % held	Acquisition cost	Goodwill	Accumulated depreciation
Controlauto (a)	1993	59.55%	11 006 741	9 004 043	6 812 255
Toltorres	2000	100%	2 743 388	2 791 250	488 469
Satev	2000	100%	3 017 727	2 683 486	480 791
CCR	2001	17.02%	133 566 948	53 657 171	14 013 514
CCR	2003	4.25%	25 754 148	16 378 390	769 787
Brisa Access	2001	70%	349 990	171 552	102 930
Mcall (a)	2001	100%	918 102	846 106	467 312
COR	2002	20%	838 819	368 520	33 943
Fast Access	2002	33.33%	250 000	36 691	14 677
				85 937 209	23 183 678

(a) Brisa purchased the shares corresponding to these companies' share capital over more than one year. The year stated corresponds to the first acquisition made.

The change in this heading as of 31 December 2003 is described in Note 27.

Consolidation differences recorded under equity result from changes in shareholders' equity of associated companies that were fully consolidated.

15. Consistency in accounting criteria

The main valuation criteria followed by Group companies were consistent and as described in Note 23.

17. Goodwill amortization

As mentioned in Note 27, the Company recorded under "Goodwill" the amount relating to differences in the acquisition of financial investments in various companies, which are being amortized over the period estimated for the recovery of such investments. This period is of 20 years as concerns CCR, COR, Toltorres and Satev and five years in remaining cases.

18. Valuation criteria followed for investments in associated companies

The accounting criteria followed to value the financial investments in associated companies are as described in Note 23 d).

21. Financial commitments not included in the balance sheet

Retirement benefits

Under the terms of the Social Benefits in force at the Company, employees reaching retirement age and having worked for the company and in some of its affiliated companies in the previous ten years as well as those in the company's service for at least five years that become disabled, are entitled to a complement for old age, disability and survival which is not included in the pension guaranteed by the Social Security.

The benefit established in the pension plan corresponds to 7% of the gross remuneration at the date of retirement added of 0.5% for each year of employment after the tenth year. Also according to the plan in force, the referred complement cannot exceed 17% of the gross remuneration at the date of retirement and the sum of this complement and the pension granted by the Social Security cannot exceed the referred gross remuneration.

Subject to certain conditions and in the event of death, the widow(er), children or equivalent are entitled to a survival benefit which will correspond to 50% of the retirement complement which the beneficiary was receiving.

Liabilities arising from the plan referred above were transferred to an independent pension fund and are calculated on a half-year basis, based on actuarial studies drawn up by independent experts, the latest reporting to 31 December 2003.

The actuarial studies relating to 31 December 2003 and 2002 were carried out using the so-called "Projected Unit Credit" based on the following assumptions and actuarial technical bases:

Actuarial technical rate	4.5%
Annual income rate of the fund	6.0%
Wage annual growth rate	3.0%
Annual pension growth rate	0%

Additionally, the demographic assumptions considered as of 31 December 2003 and 2002 were as follows:

Mortality table – TV 73/77
Disability table – EKV80

According to the referred actuarial studies, the cost of retirement pension complements for the years ended as of 31 December 2003 and 2002, were as follows:

	2003	2002
Cost with current service	909 006	778 106
Financial cost for the year	530 798	660 636
Actuarial losses and gains	(526 086)	(3 420 830)
Fund income	(1 035 315)	496 917
	(121 597)	(1 485 171)

These liabilities with social benefits were transferred to an independent pension fund. To cover these liabilities, the Company makes contributions to the fund on a regular basis. As of 31 December 2003 and 2002, the differential between the current value of the responsibilities and the market value of the fund's assets were as follows:



	2003	2002
Present value of projected liabilities	8 979 550	8 201 294
Market value of the Fund	(10 313 258)	(9 576 687)
	(1 333 708)	(1 375 393)

As of 31 December 2003, the market value of the Fund's assets exceeded the current value of responsibilities by euro 1 333 708.

Directors and senior staff are entitled to a retirement pension complement. To this end, the company must deliver 10% of the annual base remuneration rate to an insurance company. The amount of the premiums recorded as costs for the year ended as of 31 December 2003 was of euro 348 733.

Incentive Plan
The Annual General Meeting held on 30 March 1999 deliberated to establish an incentive plan for the managing staff which was approved in the meeting of the Board of Directors held in 27 April 1999. This incentive plan consists basically in the attribution of stock options to directors and managers designated by the Board of Directors, which will also establish the number of stock options to be granted. According to this plan started on 17 August 1999 with a duration of five years, the options granted may be exercised as from the 3rd year.

In the Annual General Meeting held on 19 March 2001 it was decided to change the incentive plan in force, extending the number of beneficiaries covered and respective benefit, temporarily. These changes were approved by the Board of Directors on 5 February 2002. According to the new version of the plan (Version 2), started on 19 April 2001, the plan will be in force for an indefinite period, falling upon the Board of Directors to: (i) establish the criteria required for the attribution of the stock options; (ii) fix the number of stock options attributable the each holder; and (iii) establish the requirements for exercising the options, including the purchase price, payment form and period, terms and conditions for respective transfer and deposit. In addition, as an alternative to the purchase of the stocks, it may be agreed between the holders and the Board of Directors the attribution of a certain amount corresponding to the difference between the purchase price of the shares and their selling price on the stock exchange. The plan further provides that the Company must hold the number of shares required to meet any option attributed at any time. To comply with these provisions, in previous years the Company purchased own shares corresponding to 0.9% of its share capital (Note 53), of which 11 000 e 1 233 400 were soled on the stock Exchange during the years ended as of 31 December 2003 and 2002 respectively, following the exercising of the options by respective holders.

22. Guarantees given

As of 31 December 2003, the companies included in the consolidation had provided bank guarantees to third parties as follows:

Bank guarantees for legal purposes (a)	6 492 208
IEP – Instituto de Estradas de Portugal (Basis XX of the Concession Agreement)	38 433 310
Other guarantees provided to third parties	6 877 248
	51 802 766

(a) This amount includes bank guarantees provided to various courts within the scope of land expropriation proceedings.

23 Basis of presentation and main valuation criteria used

Basis of presentation
The attached consolidated financial statements were prepared on a going concern basis as from the accounting books and records of the companies included in the consolidation (Notes 1 and 3), in accordance with the accounting principles generally accepted in Portugal.

Consolidation principles
The consolidation of the subsidiary companies listed in Note 1 was made according to the full integration method. Relevant intercompany transactions and balances were eliminated in the consolidation process. The amount corresponding to third parties' investment in these companies' equity and results is recorded in the balance sheet and the profit and loss statement under "Minority Interests".

Main valuation criteria
The main valuation criteria used in the drawing up of the consolidated financial statements were as follows:

a) Intangible fixed assets

Intangible fixed assets, made up mainly of expenses for organization, share capital increases, research and development, industrial property and other rights and goodwill are recorded at acquisition cost and are depreciated on a straight-line basis over a three-year period, with the exception of: (i) goodwill from the acquisition of shareholdings (Notes 10 to 17) which are depreciated over a five or twenty year period; (ii) amount paid to the State as compensation for the right to collect tolls in A9-CREL, which is depreciated over the remaining period of the concession.

b) Tangible fixed assets (non revertible)

The non-revertible fixed assets are recorded at acquisition cost.

Amortization is calculated on a straight-line basis. As concerns assets starting operation up to 31 December 2002, amortization is calculated on an annual basis, for those acquired in 2003, amortization is calculated on a twelfth basis as from the month they enter into operation, according to the following estimated useful lifetimes:

	Years of useful life
Buildings and other constructions	10 to 50
Plant and machinery	5 to 10
Transport equipment	7
Tools and utensils	4
Office equipment	3 to 10
Other tangible fixed assets	4

c) Tangible fixed assets revertible to the State

In accordance with the current concession agreement, assets directly related to the activity under concession revert to the State on 31 December 2032, without any compensation. These assets are subject to the public domain regime and are allocated to the Company's activity. Within said scope, the Company can freely administer them, but cannot use said assets in relation to private legal trade.

(i) Revertible fixed assets were originally recorded at historical acquisition or construction cost, including the indirect costs attributable during the construction period.

The historical cost of the infrastructures for road sections and subsections operating as at 31 December 1989 was re-valued in accordance with order 158/90F-DE, of 15 February issued by the Secretary of State for Finance (Note 41).

(ii) The criteria to include indirect costs in the revertible tangible fixed assets throughout the construction period are as follows:

Operating expenses

Operating expenses of the departments related to the construction area are added to the cost of road sections, subsections and service areas being studied and under construction, in proportion to the amount of the respective direct investment made.

Financial expenses

The financial expenses essentially correspond to the net value of costs and income with interest and exchange rate differences. They are calculated by applying an average rate of the financing cost to the accumulated value of the investment in road sections, subsections and service areas which are being studied and under construction, plus the respective operating expenses and minus the amounts received from the State and from non-refundable Community costs.

Operating and financial expenses, which are calculated and included as described above in the cost of ongoing investment in the profit and loss statement under "Works for own Company", are transferred to revertible tangible assets once the road sections, subsections and service areas begin operating (Note 63).

The depreciation of revertible tangible assets is calculated on the acquisition, construction or re-valued amount in the following way:

Sections and subsections (excluding tarred road surfaces), service areas and complementary projects in operation

On a straight-line basis over the period up until the end of the concession, as from the month in which they begin operating. For this purpose, the concession period used is as follows, according to the period in which the investment was made:

	End of the concession period
Up until 30 September 1985	2002
Between 1 October 1985 and 31 August 1991	2015
Between 1 September 1991 and 31 December 1995	2020
Between 1 January 1996 and 30 September 1997	2025
Between 1 October 1997 and 30 June 1999	2030
As from July 1 1999	2032

Road surfacing

According to the straight-line basis over an eight-year period (average useful life estimate for the tarred road surface), as from the year as when the road sections and subsections begin operating where the road surfacing must, under all circumstances, be completely depreciated by the end of the concession period.

Repairs to sections and subsections

Current repair and maintenance expenses are recorded as costs in the year in which they are incurred.

Major repair works consist largely in replacing road surfaces. These are depreciated on a straight-line basis over an eight--year period, and must, under all circumstances, be completely depreciated by the end of the concession.

Operating equipment

According to the straight-line method, based on its estimated useful life corresponding to that resulting from applying the maximum rates acceptable for tax purposes, as from the year it comes into service, where complete depreciation must take place by the end of the concession period.

Amortization rates used correspond to the following estimates of useful lives:

	Years of useful life
Communications network	10
Tolls equipment	5
Complementary equipment	4 to 20

d) Financial investments

Financial investments in the companies referred in Note 3 are recorded according to the equity method. According to this method, financial investments are initially recorded at acquisition cost added or reduced by the difference between said cost and the proportional value of shareholders' equity of subsidiaries at the date of acquisition. These differences are recorded as intangible fixed assets under Goodwill, and are amortized during the average period of recovery of the investments, on a twelfth basis as from the month of respective acquisition.

According to the equity method, financial investments are adjusted periodically in the proportion of the net profits for the year or changes in the remaining items of the shareholders' equity in said companies, as income or financial costs, or as adjustments to shareholdings, respectively. The results distributed among said companies, as dividend or profit, are deducted from the shareholding amount as from the moment they are allocated.

The remaining financial investments in companies excluded from consolidation (Note 50) are recorded at acquisition cost, eventually deducted of a provision for estimated losses in their realization, if applicable.

e) Inventories

Goods and raw materials, subsidiary materials & consumables are valued at acquisition cost, which is lower to respective market value.

Finished and semi-finished products are valued at production cost, which includes the cost of raw materials, labor and general manufacturing expenses, and is lower than the market value.

f) Provision for doubtful accounts

Provision for doubtful accounts is calculated by evaluating the estimated risk of not recovering outstanding accounts receivable.

g) Balances and operations in foreign currency

Assets and liabilities expressed in foreign currencies for which there is no fixed exchange rate agreed were converted to Euro using the exchange rate in force as of the end of the period. Foreign exchange gains and losses resulting from the differences between the exchange rates in force on the date of the transactions and those in force on the date of collection or payment were recorded under Income and costs in the consolidated profit and loss account for the year.

Foreign exchange differences resulting from the conversion into Euro of the financial statements of the subsidiaries denominated in foreign currency were recorded as equity under "Foreign exchange conversion reserve". The conversion of the referred financial statements was made considering the following exchange rates: (i) foreign exchange rate in force at balance sheet date to convert all assets and liabilities; (ii) average exchange rate of the accounting period to convert all items in the profit and loss account; and (iii) historical exchange rates to convert the remaining items included under equity.

h) Deferred costs
Deferred costs consist mainly of:

(i) Guaranteed revenue differentials, which correspond to the amounts Brisa was entitled to receive from the State based on the Concession Agreement in force up until 1985. These were received up until December 1989 as interest-free prepayments (Note 60 (b)), and according to the 1985 Concession Agreement would be reimbursed if and when the Company had the ability to do so.

(ii) Financial expenses for the loans in clause 2 of the Financial Equilibrium Agreement signed in 1985, which correspond to interest for the period from 1986 to August 1991 related to loans paid by the State for the Company (Note 60 (c)).

Up until the Concession Agreement of 1991 came into effect, studies then available showed that the Company would not be able to reimburse the guaranteed revenues differentials, and for this reason the amount in question was not depreciated. However, the Concession Agreement of 1991 established the unconditional obligation to pay to the State the guaranteed revenue differentials and financial expenses for the loans in clause 2 of the Financial Equilibrium Agreement. Therefore, taking into consideration that Brisa accepted to pay said amounts in exchange for conditions permitting its viability, the amounts in question were entered as costs for the year for the whole duration of the concession, in equal installments as from September 1991, which is the date the Concession Agreement came into effect.

i) Deferred income
Deferred income consists mainly of:

(i) Subsidies received from the State and the European Union for financing revertible tangible fixed assets, which are calculated by applying the percentages defined in the Concession Agreement to the eligible investment made, and recorded under deferred income for the year in which the Company acquires the right to receive these. Furthermore, they are included in the profit and loss statement in accordance with the criteria applicable to the depreciation of subsidized revertible tangible fixed assets (Note 60 (f)).

(ii) Under the terms of Decree-Law no. 330-A/95, of 16 December, compensation obtained from the State in December 1995 as a result of the abolition of tolls in certain subsections of the Greater Lisbon and Oporto Areas has been recorded under deferred income, and is included in the profit and loss statement in equal parts up until 2025 (date of the termination of the concession at the date on which the tolls were abolished) (Note 60 (g)).

j) Retirement pensions
As from 1988, a complementary defined benefit pension plan covering retirement, disability and survival has been in force for Brisa and some of its subsidiaries' employees, except for directors. To cover these responsibilities, a pension fund was created in 1988 which is managed autonomously by a pension fund management company.

The criteria set forth in the Accounting Directive no. 19 issued by the Accounting Standardization Commission on 21 May 1997 have been adopted by the Company in order to record its responsibility for paying the retirement, disability and survival pensions. Said directive establishes that companies with pension plans must recognize costs for these benefits as services are provided by beneficiary employees. Thus, at the end of every accounting period, Brisa receives an actuarial study drawn up by an independent entity, so as to ascertain the amount of its responsibility on that date and the pension expenses to record for that year. The responsibilities calculated this way are compared with the market value of the pension fund, so as to determine the amount of the differences to be recorded under liabilities. Pension expenses are recorded under "Staff costs – social security contribution", as provided by said Directive, based on the amounts determined by the actuarial study (Note 21).

k) Accrual basis
The company records its revenue and expenses on an accrual basis, which means that they are recognized as they are generated, irrespective of when they are received or paid. The differences between the amounts received or paid and the corresponding revenue and expenses generated are recorded under "Accruals and deferrals" (Note 60).

l) Financial instruments
Financial instruments concern interest rate and exchange rate swap transactions for bank loans, in order to reduce the risk of losses due to the change in interest and exchange rates.

Exchange rate differences calculated on the date of the swap transactions, between the exchange rate at which the loans were converted and the contracted exchange rate are recorded in the profit and loss statement. With regard to the interest rate swap contracts, financial expenses are calculated and set down in the profit and loss statement based on the interest rates provided in each contract.

m) Deferred tax
Deferred taxes result from both temporary differences between book and tax results and those originated by tax benefits (Note 64).

Deferred assets and liabilities are determined and evaluated on an annual basis based on the tax rates expected to be in force on the date of reversion of temporary differences.

Deferred assets are only recorded when there are reasonable expectations of future tax profits in sufficient amount to use them. On each balance sheet date, a re-assessment is made of the temporary differences underlying deferred assets viewing to recognized them or adjust them according to current expectations of future recovery.

25. Industrial property and other rights

As of 31 December 2003, this heading mainly included the amount paid by the Company to the State as counterpart for the right to collect tolls on the CREL motorway as from 1 January 2003 (Note 23 (a)), pursuant to Decree-law 314 A/2002, of 26 December, deducted of the amount formerly received when those tolls were abolished and which, as of 31 December 2002, had not yet been recognized as income.

27. Change in fixed assets

During the year ended as of 31 December 2003, movements in tangible and intangible fixed assets, revertible and non--revertible as well as the respective accumulated amortization were as follows:

	Gross assets					
	Opening balance	Foreign ex. effect	Increase	Disposals and write-offs	Transfers	Closing balance
Intangible fixed assets:						
Start-up costs	13 703 462	-	1 825 588	-	9 705	15 538 755
R&D expenses	24 458	-	-	-	(12 074)	12 384
Industrial property and other rights	245 213 738	-	27 982	-	2 369	245 244 089
Goodwill	68 820 075	738 744	16 378 390	-	-	85 937 209
Prepayments for intangible fixed assets	5 636	-	-	(5 636)	-	-
	327 767 369	**738 744**	**18 231 960**	**(5 636)**	**-**	**346 732 437**
Tangible fixed assets:						
Land and natural resources	7 598 478	-	638 462	(136 364)	(601 690)	7 498 886
Buildings and other constructions	15 199 454	-	160 960	(147 450)	180 824	15 393 788
Basic equipment	10 834 074	-	968 107	(31 598)	371 929	12 142 512
Transport equipment	12 838 302	-	3 461 768	(2 587 305)	473 055	14 185 820
Tools and utensils	249 990	-	36 554	-	(15 025)	271 519
Administrative equipment	15 881 953	-	5 197 404	(13 722)	837 421	21 903 056
Other tangible fixed assets	108 219	-	-	-	(108 219)	-
Fixed assets under construction	1 979 565	-	1 555 167	-	(876 787)	2 657 945
Prepayment for tangible fixed assets	14 625	-	379 136	-	(261 508)	132 253
	64 704 660		**12 397 558**	**(2 916 439)**		**74 185 779**
Revertible tangible assets:						
Motorway sections	3 714 226 003	-	30 376 493	-	169 761 944	3 914 364 440
Basic operating equipment	49 524 169	-	1 480 008	-	423 502	51 427 679
Service areas	10 325 894	-	1 748	-	(187 947)	10 139 695
Fixed assets under construction	114 401 714	-	116 086 968	(184 817)	(169 997 499)	60 306 366
Prepayment for tangible fixed assets	368 388	-	4 513 684	-	-	4 882 072
	3 888 846 168	**-**	**152 458 901**	**(184 817)**	**-**	**4 041 120 252**

	Gross assets						
	Opening balance	Foreign ex. effect	Increase	Decrease	Equity method	Transfers	Closing balance
Financial investments:							
Equity holdings in associate companies	23 523 096	(689 228)	8 162 056	(125)	6 623 821	(5 406)	37 614 214
Equity holdings in other companies	471 168 433	-	-	-	-	5 406	471 173 839
Loans to other companies	1 183 000	-	6 550 000	-	-	-	7 733 000
	495 874 529	**(689 228)**	**14 712 056**	**(125)**	**6 623 821**	**-**	**516 521 053**

	Acumulated depreciation					
	Opening balance	Foreign ex. effect	Increase	Disposals & write-offs	Transfers	Closing balance
Intangible fixed assets:						
Start-up costs	8 582 716	-	2 291 410	-	9 706	10 883 832
R&D expenses	24 458	-	-	-	(12 074)	12 384
Industrial propery and other rights	744 263	-	9 049 657	-	2 526	9 796 446
Goodwill	18 208 763	168 363	4 806 552	-	-	23 183 678
	27 560 200	**168 363**	**16 147 619**	**-**	**158**	**43 876 340**
Tangible fixed assets:						
Buildings and other constructions	4 483 482	-	504 254	(63 895)	(184 131)	4 739 710
Basic equipment	7 518 819	-	900 775	(22 605)	(138 339)	8 258 650
Transport equipment	7 588 413	-	2 142 218	(1 329 010)	-	8 401 621
Tools and utensils	215 349	-	10 393	-	9 422	235 164
Administrative equipment	12 883 747	-	2 340 836	(142 103)	376 502	15 458 982
Other tangible fixed assets	65 283	-	-	(1 671)	(63 612)	-
	32 755 093	**-**	**5 898 476**	**(1 559 284)**	**(158)**	**37 094 127**
Revertible tangible assets:						
Motorway sections	853 650 099	-	101 408 843	-	59 530	955 118 472
Basic operating equipment	36 129 789	-	3 675 978	-	-	39 805 767
Service areas, monuments and sculptures	1 889 606	-	276 939	-	(59 530)	2 107 015
	891 669 494	-	105 361 760	-	-	997 031 254
	891 669 494	**-**	**105 361 760**	**-**	**-**	**997 031 254**

	Provisions		
	Opening balance	Decrease	Closing balance
Financial investments:			
Equity holdings in associate companies	12 264	-	12 264
Equity holdings in other companies	61 793 231	(4 800 184)	56 993 047
	61 805 495	**(4 800 184)**	**57 005 311**

Revertible tangible fixed assets – sections and subsections of motorways in operation

The costs for motorway road sections and subsections in operation as of 31 December 2003, as well as the accumulated amortization, are as follows:

	A1 Norte	A2 Sul	A3 Porto/ Valença	A4 Porto/ Amarante	A5 Costa do Estoril	A6 Marateca/ Caia	A9 CREL	A10 Bucelas/ Carregado/IC3	A12 Setúbal/ Montijo	A13 Almeirim/ Marateca	A14 Fig. Foz/ Coimbra	Total 2003
Gross amounts												
Surveys	13 724 169	20 471 053	11 995 334	4 417 914	3 495 428	7 032 002	5 622 408	2 548 244	1 390 392	1 893 378	2 153 406	74 743 728
Acquisition of land	43 711 569	21 624 273	70 355 008	36 627 893	35 084 209	12 637 731	29 838 319	3 759 443	11 457 067	4 249 541	8 729 963	278 075 016
Construction works	583 343 775	826 413 698	427 880 494	180 267 844	136 195 790	274 881 149	199 306 070	99 081 712	67 456 672	77 896 739	108 967 404	2 981 691 347
Other costs	1 104 908	330 850	1 365 986	261 283	783 539	64 371	127 303	3 666 745	18 749	11 677	464 691	8 200 102
	641 884 421	868 839 874	511 596 822	221 574 934	175 558 966	294 615 253	234 894 100	109 056 144	80 322 880	84 051 335	120 315 464	3 342 710 193
Structure costs	31 108 240	23 558 415	20 169 805	8 281 005	7 176 689	11 963 006	7 728 143	6 548 712	2 552 589	3 175 109	7 105 861	129 367 574
Fin. expenses (Note 28)	71 753 637	31 301 270	27 283 597	11 537 208	7 945 772	16 047 218	19 227 823	3 690 473	4 258 747	1 773 306	3 773 967	198 593 018
Gross historical cost	744 746 298	923 699 559	559 050 224	241 393 147	190 681 427	322 625 477	261 850 066	119 295 329	87 134 216	88 999 750	131 195 292	3 670 670 785
Revaluation	190 812 834	34 173 420	-	-	-	-	-	-	15 172 103	-	-	240 158 357
Expropr. (Note 62 (b))	-	-	-	-	-	-	-	-	-	-	-	3 535 298
Revalued gross cost	935 559 132	957 872 979	559 050 224	241 393 147	190 681 427	322 625 477	261 850 066	119 295 329	102 306 319	88 999 750	131 195 292	3 914 364 440
Accumulated amortisation												
Historical amortisation	274 451 778	108 565 688	126 645 733	75 221 144	64 551 807	63 740 282	62 031 069	1 376 917	19 009 894	5 643 232	8 750 925	809 988 469
Revaluation	113 406 007	22 169 199	-	-	-	-	-	-	9 554 797	-	-	145 130 003
Reval. accumul. amort.	387 857 785	130 734 887	126 645 733	75 221 144	64 551 807	63 740 282	62 031 069	1 376 917	28 564 691	5 643 232	8 750 925	955 118 472
Reval. net book values	547 701 347	827 138 092	432 404 491	166 172 003	126 129 620	258 885 195	199 818 997	117 918 412	73 741 628	83 356 518	122 444 367	2 959 245 968

Investment in revertible fixed assets in the year ended as of 31 December 2003, resulted from:



Direct investment:	
Works	101 255 358
Land acquisition	10 418 127
Other	22 113 214
	133 786 699
Indirect investment (Note 63)	18 672 202
	152 458 901

Revertible tangible assets under construction

The change in revertible tangible fixed assets under construction for the year ended as of 31 December 2003, was as follows:

	Opening balance	Increase	Transfers	Closing balance
Motorway sections:				
Infrastructures	54 172 086	90 201 770	(111 971 890)	32 401 966
Structure costs	6 967 276	696 215	(6 640 630)	1 022 861
Financial expenses (Note 28)	1 832 243	2 595 434	(3 798 518)	629 159
	62 971 605	93 493 419	(122 411 038)	34 053 986
Complementary projects:				
Infrastructures	45 062 934	11 248 881	(34 734 098)	21 577 717
Structure costs	3 486 474	95 068	(2 243 789)	1 337 753
Financial expenses (Note 28)	2 807 332	1 023 609	(2 208 314)	1 622 627
	51 356 740	12 367 558	(39 186 201)	24 538 097
Major repairs		10 039 154	(8 400 260)	1 638 894
Service areas:				
Infrastructures	52 861	-	-	52 861
Structure costs	18 746	-	-	18 746
Financial expenses (Note 28)	1 762	2 020	-	3 782
	73 369	2 020	-	75 389
	114 401 714	115 902 151	(169 997 499)	60 306 366

The transfers in revertible tangible assets during the year ended as of 31 December 2003, in the amount of euro 169 997 499 result mainly from the beginning of operation of Junction with IC24 on the A1 - North Motorway and sub-section Bucelas/Arruda on the A10 - Bucelas/Carregado/(IC3) Motorway.

The road sections and subsections under construction regarding which costs have already been incurred in surveys and/or construction are as follows:

Tangible fixed assets reverting to the State at the end of the concession allocated to each of Brisa's activities as of 31 December 2003 (gross figures) are as follows:

Construction, maintenance and operation of motorways	4 030 980 558
Construction, maintenance and operation of service areas	10 139 695
	4 041 120 253

Projects	Lenght (Kms)	Date of beginning of construction	Direct investment already made: Up to 2002	2003	Total
A10 - Bucelas/Carregado (IC3)					
Bucelas/IC3	26.7	1st half 2002	1 234 878	3 529 722	4 764 600
A13 - Almeirim/Marateca					
Almeirim/Stº Estevão	61.5	-	3 502 548	26 020 966	29 523 514
	88.2		4 737 426	29 550 688	34 288 114

Total financial expenses included in revertible tangible fixed assets (Note 23 c) (ii)), are as follows:

Opening balance	197 427 305
Increases in the period (Notes 28 and 63)	3 621 063
Closing balance	201 048 368

Of the closing balance stated above, the amount of euro 198 593 018 concerns subsections under operation, the amount of euro 199 782 relates to service areas under operation and the amount of euro 2 255 568 concerns assets under construction.

The amounts included in the column "Foreign exchange effect" corresponds to the difference generated by the use of different exchange rates when converting to euro the goodwill from the acquisition of CCR and COR (Note 10).

The increases in accumulated amortization of tangible and intangible fixed assets in the year ended as of 31 December 2003, were recorded under the following headings in the consolidated profit and loss statement:

Amortization of tangible and intangible assets	124 770 102
Other financial costs and losses:	
Goodwill amortization (Note 44)	2 637 753
	127 407 855

As mentioned in Note 17 the goodwill corresponding to the difference in the purchase of trade investments is amortized during the period estimated for the recovery of the investments. In the case of Controlauto, this period is estimated in five years whereas for CCR, COR and remaining car inspection companies the estimated period is of 20 years. The amortization of the goodwill from companies that were fully consolidated (Notes 1 and 10) are considered operating costs and entered under "amortization of tangible and intangible assets".

Financial investments

Changes in financial investments during the year ended as of 31 December 2003 were as follows:

Equity holdings in associate companies

The application of the equity method to financial investments in associate companies during the year ended as of 31 December 2003 had the following impact:

Company	Gains in associated companies (Note 44)	Losses in group companies (Note 44)	Adjustments of trade investments in aff. and associates (Note 53)	Dividends	Provisions (Note 46)	Total
CCR	9 500 887	-	-	(2 931 430)	-	6 569 457
COR	105 728	-	-	(105 419)	-	309
Fast Access	-	(388 739)	258 757	-	129 982	-
Controlauto Açores	53 836	-	219	-	-	54 055
	9 660 451	(388 739)	258 976	(3 036 849)	129 982	6 623 821

The increase in equity holdings in associate companies can be described as follows:



CCR	8 055 213
ABCS	106 843
	8 162 056

Investment in CCR corresponds to the acquisition of additional shares corresponding to 4.25% of the respective share capital.

Loans to other companies
The increase in this item corresponds to a loan made to ONI, SGPS, S.A. (Note 50).

28. Capitalised financial costs

During the year ended as of 31 December 2003, the heading "Revertible fixed assets under construction" included the amount of euro 3 621 063 (Notes 27, 44 and 63), relating to financial expenses borne with financing the construction of revertible fixed assets during construction. The annual average interest rate used in the calculation of these financial expenses was of 3.8%.

33. Accounts payable to third parties within more than five years

As of 31 December 2003 the amounts payable to third parties within more than five years totaled euro 963 518 373 (Note 61).

36. Breakdown of services acording to activity

In the years ended as of 31 December 2003 and 2002 services provided by the Company were distributed as follows:

	2003	2002
Tolls	501 564 329	452 377 265
Car inspections	14 648 100	13 346 450
Service areas (a)	9 494 124	9 423 798
Electronic collections	4 077 279	4 351 656
Technical assistance to equipment and clients	2 187 235	1 731 453
Operation and maintenance services	328 834	10 993
Other	960 766	1 657 365
	533 260 667	482 898 950

(a) This heading includes the amount of euro 1 714 716 euros (Note 60 (h)) of rents for the year ended as of 31 December 2003, which were paid in advance by sub-concessionaires of service areas in previous years.
(b) This heading concerns technical, operating and administrative services provided to other concessionaires.

The information required pursuant to Directive no. 27 – "Segment Reporting" cannot be disclosed as there are no businesses or geographical segments that can be identified as reportable segments.

39. Remuneration of corporate bodies

Remuneration paid to corporate bodies during the year ended as of 31 December 2003 was as follows:

Board of Directors	1 571 031
Audit Board	26 202
	1 597 233

41. *Revaluations of tangible fixed assets (legislation)*

The revertible tangible fixed assets in operation as of 31 December 1988, which corresponded to the A1, A2 and A12 motorways were revaluated under the terms of Order 158/90F-DE, of 15 February, issued by the Secretary of State for Finance. The revaluation was carried out during 1989 and reported to 31 December 1988, using the currency devaluation coefficients published by Ministerial Order 237/89, of 30 March (Note 42).

42. *Revaluations of tangible fixed assets*

Historical costs of tangible fixed assets and corresponding revaluation, net of amortization as of 31 December 2003, was as follows:

	Historical net costs	Net revaluations	Revalued net bookvalue
Revertible tangible assets			
Auto-estrada do Norte (A1)	470 106 573	77 406 827	547 513 400
Auto-estrada do Sul (A2)	815 133 871	12 004 221	827 138 092
Auto-estrada Setúbal/Montijo (A12)	68 124 322	5 617 306	73 741 628
	1 353 364 766	95 028 354	1 448 393 120

As a result of Brisa's current taxation regime (Note 64), the depreciation relating to the referred revaluation was fully accepted as tax cost.

44. *Financial results*

The financial results for the years ended as of 31 December 2003 and 2002, are made up as follows:

	2003	2002
Expenses and losses:		
Interest paid (a)	102 747 272	94 603 777
Losses in group comp. and assoc. (Notes 27 and 46)	388 739	985 499
Provisions for financial investments	-	61 793 231
Foreign exchange losses	452 357	768 209
Other financial expenses and losses (b)	5 864 235	18 548 743
	109 452 603	176 699 459
	(80 339 515)	(143 701 714)
	29 113 088	32 997 745
Income and gains:		
Interest earned	877 551	15 961 501
Gains on group comp. and associates (Note 27)	9 660 451	5 298 610
Gains on financial investments (c)	14 684 590	11 378 816
Foreign exchange gains	998 697	347 412
Other financial income and gains (b)	2 891 799	11 406
	29 113 088	32 997 745

(a) The heading "Interest paid" concerns interest on loans to finance the construction of road sections, subsections and service areas under construction, where the amount of euro 3 621 063 was allocated to the value of the sections, sub-sections and service areas (Notes 28 and 63).

(b) The items "Other financial expenses and losses" and "Other financial income and gains" concern mainly normal debt expenses and losses and gains on financial instruments.
Additionally, the item "Other financial expenses and losses" includes the amortization of goodwill relating to equity holdings in associate companies in the amount of euro 2 637 753 and 12 982 879 respectively as of 31 December 2003 and 2002 (Notes 17 and 27). The decrease occurred results from the fact that in the year ended as of 31 December 2002, the company recorded an extraordinary amortization relating to the equity holding in CCR (Note 10), in the amount of approximately euro 12 650 000 following the decrease in the said holding occurred in that year from 20% to 17.02%.

(c) The item "Gains on equity holdings" includes the dividends received from EDP and Abertis in the amounts of respectively, euro 5 400 207 and euro 9 284 383.

45. Extraordinary results

Extraordinary results for the years ended as of 31 December 2003 and 2002, are made up as follows:

	2003	2002
Expenses and losses:		
Donations	60 688	44 849
Losses on inventories	75 449	7 542
Irrecoverable debts	-	11 849
Losses on fixed assets	141 647	172 722
Penalties	814 027	48 526
Corrections relating to previous years	2 215 793	884 632
Other extraordinary expenses and losses	13 132	286 754
	3 320 736	1 456 874
Extraordinary results	31 508 390	24 734 859
	34 829 126	26 191 733
Income and gains:		
Recovery of accounts receivable	-	30
Gains on inventories	62 359	570
Gains of fixed assets	3 215 248	2 654 601
Decrease in provisions (Note 46)	6 448 580	148 254
Corrections relating to previous years	637 689	759 951
Other extraordinary income and gains (a)	24 465 250	22 628 327
	34 829 126	26 191 733

(a) The heading "Other extraordinary income and gains" includes the amount of euro 23 597 032, relating to subsidies to investments entered as income for the year ended as of 31 December 2003 (Note 60 (f)) (euro 22 268 346 in 2002).

46. Change in provisions

During the year ended as of 31 December 2003, the following changes occurred in the balances relating to provisions:

	Opening balance	Increase	Decrease (Note 45)	Closing balance
Provision for financial investments (Notes 27 and 44)	61 805 495	-	(4 800 184)	57 005 311
Provision for doubtful debt (Note 56)	13 541 384	1 885 179	(2 229)	15 424 334
Provision for inventory depreciation	802 613	-	(802 613)	-
Provisions for contingent liabilities:				
Legal lawsuits in progress	8 403 511	921 435	(827 946)	8 497 000
Provisions for trade investments (Notes 27 and 44)	526 270	129 982	-	656 252
Other contingent liabilities	140 307	- -	(15 608)	124 699
	9 070 088	1 051 417	(843 554)	9 277 951

The provision for financial investments corresponds to the adjustment of the net book value of the financial investment in EDP – Electricidade de Portugal, S.A., in order to adjust it to market or recovery value (Notes 27, 44 and 50). The decrease occurred in the year ended 31 December 2003 resulted from the market valuation of the said companies shares, against the referential value considered in 31 December 2002.

The provision for legal proceedings in course aims at facing potential liabilities estimated based on the lawyers' information regarding lawsuits brought against the Company (for road accidents, damages due to construction works and labor proceedings. As of 31 December 2003, the corresponding amount of the claims totaled approximately euro 16 994 000. The respective provision for legal proceedings in course corresponds to the Board of Director's best estimate, based on our lawyers' information.

The provision for other risks and contingencies relating to equity holdings is due to the Company's investments in subsidiaries with negative shareholders' equity.

50. Financial investments

As of 31 December 2003, financial investments were made up as follows

51. Share capital

As of 31 December 2003 the Company's share capital was fully subscribed and paid up, being represented by 600 000 000 shares with a nominal value of Euro 1 each.

Company	Shareholders' equity	% held	Purchase Value	Balance sheet value
Equity holdings in associate companies:				
CCR	179 832 836	21.27%	157 521 310	37 186 944
COR	517 038	20.00%	838 819	103 408
ABCS	427 372	25.00%	7	106 843
Controlauto Açores	511 888	40.00%	59 856	204 755
Controlauto Brasil	n/d	30.00%	530 031	12 264
				37 614 214
Equity holdings in other companies:				
Abertis (ex.- Acesa)		4.00%		218 500 000
EDP - Electricidade de Portugal, S.A.		2.00%		182 397 848
ONI, SGPS, S.A.		17.00%		60 758 093
Schemaventotto, S.A.		1.00%		6 636 515
Adamastor		19.99%		2 866 001
Ambelis		1.00%		9 976
Outras				5 406
				471 173 839
Loans:				
ONI				6 550 000
Fast Acess				1 183 000
				7 733 000

In September 2002, within the scope of a strategic partnership established with Acesa, the Company purchased a holding of 5.77% in the share capital of said company. Following the merger of Acesa and Aurea, Brisa now holds 4% of the resulting company, called Abertis.

On 24 November 1999 the Group purchased a stake of 0.5% in Schemaventotto, S.p.A for euro 519. This company was set up with the purpose of acquiring 30% of the share capital of Autostrade – Concessioni e Construzioni Autostrade, S.p.A. ("Autostrade"), an Italian concessionaire operating 3 200 km of tolled motorways until 2038, the referred acquisition having occurred in March 2000. As result, the Company held an indirect holding of 0.15% in Autostrade.

During the year ended 31 December 2003, following a Public Offer for Acquisition, Schemaventotto gained a controlling shareholding of 84% of Autostrade. As result, Brisa now holds an indirect holding of 0.42% in this company.

52. Entities holding over 20% of the subscribed share capital

As of 31 December 2003 there was no knowledge of entities holding 20% or more of the Company's share capital.

53. Change in shareholders' equity

During the year ended as of 31 December 2003, the changes in shareholders' equity were as follows:

Headings	Opening balance	Increase	Appropriation of profit	Decrease	Closing balance
Capital (Note 51)	600 000 000	-	-	-	600 000 000
Own shares					
Nominal value	(4 166 600)	-	-	11 000	(4 155 600)
Discounts and premiums	(15 368 625)	-	-	52 031	(15 316 594)
Adjustments in shareholdings in affiliates and associates (Note 27)	93 455	258 976	-	-	352 431
Consolidation differences	187 500	-	-	-	187 500
Legal reserve	30 480 967	-	10 653 168	-	41 134 135
Other reserves	105 233 704	-	71 326 861	(22 570)	176 537 995
Foreign exchange conversion reserve	(1 877 246)	365 314	-	-	(1 511 932)
Retained earnings	393 644 547	-	-	-	393 644 547
Net profit for the year	213 063 377	151 674 644	(213 063 377)	-	151 674 644
	1 321 291 079	152 298 934	(131 083 348)	40 461	1 342 547 126

Own shares

Commercial companies legislation relating to own shares requires the setting up of free reserves in the amount corresponding to the purchase price of the own shares purchased, which will remain unavailable for as long as the shares are not sold. For this purpose, the company set up a reserve in the amount of euro 19 472 194. On the other hand, according to relevant accounting rules, gains or losses on the selling of own shares must be recorded under reserves.

Legal reserve

Commercial legislation establishes that at least 5% of the annual net profit must be added to the legal reserve until the latter represents at least 20% of the share capital. Said reserve can only be used upon dissolution of the Company. However, it can be used to absorb losses after other reserves have been depleted or incorporated into the share capital.

Other reserves

The increase in this heading by euro 33 055 675, concerns the premium received for the put options of shares sold to Deutsche Bank AG London, under the terms of an agreement entered on November 26, 2002. Under the terms of this agreement, the Company sold to the referred institution put options on 32 614 830 ordinary shares of Brisa with five year maturity at an exercise price of euro 5,61706 per share. At the end of this period, Deutsche Bank has the option to sell to Brisa, which has the obligation to purchase, up to a maximum of 32 614 830 shares at the price referred above. In case the options are exercised, Brisa will have the possibility to decide on the terms of settlement (acquisition of the shares or payment of the amount corresponding to the difference between the market value and the price referred above).

The booking of this transaction is not covered by the accounting principles generally accepted in Portugal and set forth in the Official Accounting Plan and accounting directives. Therefore, and as provided in Accounting Directive no. 18, in the recognition of this operation, the Company followed provisions in International Accounting Standards issued by the International Accounting Standards Committee, specifically IAS no. 39.

Foreign exchange reserve

The foreign exchange reserve results from the conversion into Euro of the profit and loss statements of Brisa Participações (originally in Brazilian Real).

Appropriation of profit

Net profit for the year ended at 31 December 200w was allocated as decided upon at the Annual General Meeting of 13 March 2003, as follows:

Dividends	131 083 348
Free reserves	71 326 861
Legal reserve	10 653 168
	213 063 377

54. Cost of goods sold and material used

The cost of goods sold and materials used for the year ended as of 31 December 2003, was calculated as follows:

	Goods	Raw, subsidiary materials and consumables
Opening inventories	2 963 264	2 152 318
Purchases	3 046 752	1 155 841
Adjustment of inventories	(434 606)	(232 577)
Closing inventories	(2 726 415)	(1 357 195)
	2 848 995	1 718 387

55. Change in production

The change in production occurred in the year ended as of 31 December 2003, was as follows:

	Finished and semi finished products
Opening inventories	515 555
Closing inventories	(68 776)
	446 779

This amount corresponds to the production cost (Note 23 e)) of various toll equipment manufactured by the Group and intended for sale.

56. Doubtful accounts

As of 31 December 2003, doubtful accounts amounted to euro 15 530 941, which were covered by provisions for losses in the amount of euro 15 424 334 (Note 46).

57. Balances with employees

As of 31 December 2003, these balances were made up as follows:



Debit balances (Note 59)	1 721 597
Credit balances (Note 62)	409 678

58. State and other public entities

As of 31 December 2003, these balances were made up as follows:

Debit balances:	
Corporate income tax - IRC:	
Advance payment of tax	20 984 328
Withholding tax for the year	1 620 868
Tax estimate (a)	(2 839 831)
Other	15 798
	19 781 163
Value Added Tax	280 580
Contributions to Social Security	10 701
	20 072 444
Credit balances:	
Personal income tax	679 290
Value added tax	8 417 861
Stamp duty	80
Social security contributions	1 314 391
Penalties for toll infringement (b)	110 484
	10 522 106

(a) As referred in Note 64, Brisa deducted as tax benefit an amount of euro 65 742 002, relating to the activity developed within the scope of the concession. Therefore, the tax payable relating to the year ended as of 31 December 2003 concerns separate taxation on certain expenses, pursuant to the legislation in force and the tax liability on activities not related with the concession.

(b) Pursuant to Decree-law 130/93 of 22 April, 60% of the penalties for undue passage of tolls must be delivered to the State, the remaining 40% being recorded as income.

59. Other debtors

As of 31 December 2003, this heading was made up as follows:

Debtors – financial contributions (a)	53 001 844
Debtors – toll contributions (b)	10 360 079
Personnel (Note 57)	1 721 597
Other	7 255 117
	72 338 637

(a) This amount corresponds to the financial subsidies to receive from the State due to investments made (Introduction). The amounts considered by the Company to be eligible for State subsidies related to investments made after 31 December 2001, are still to be confirmed by the General Finance Ministry Inspectorate, which is the relevant entity for this purpose. However, the Board of Directors believes such confirmation will not bring about any corrections with a relevant material impact on the financial statements as of 31 December 2003.

(b) This amount corresponds to the sum to be paid by the Government relating to tolls due in accordance with traffic levels registered in the connection of Braga's south crossroad to Braga's ring, under the terms of no. 10-A of Base XI of the Concession Agreement and Decree-law 287/99, of 28 July and to the amount to be received from the Stat relating to discounts in toll rates granted to heavy vehicles pursuant to Decree-law 130/00, of 13 January.

60. Accruals and deferrals

As of 31 December 2003, the balances for these headings were as follows:



Accrued income	
Swap transaction (a)	55 711 549
Other	1 871 215
	57 582 764
Deferred costs:	
Guaranteed revenue differentials (b)	61 925 198
Financial expenses of the loans in clause 2 of Financial Equilibrium Agreement (c)	16 653 290
Coper Consortium (d)	13 608 513
Access Project	1 254 833
Projects for new concessions	3 088 787
Multi-yearly maintenance	2 295 677
Other	3 954 806
	[illegible]
Accrued costs:	
Financial expenses to settle:	
Bank loans	36 555 374
Bond loans (Note 61 (d))	23 501 542
Remunerations payable (e)	13 287 046
Other	479 067
	73 823 029
Deferred income:	
Financial subsidies (f)	720 487 970
Compensation for the abolishing of tolls (g)	54 024 454
Early annuities from service areas (h)	31 189 184
Other	2 681 928
	808 383 536

(a) This amount resulted from gains obtained with swap transaction agreements entered in Brazil for the purposes of covering the exchange rate risk of loans contracted in Euro.

(b) This balance resulted from original amount of euro 94 060 784 (introduction) received from the State as interest-free payments resulting from the differential between the amounts of State guaranteed revenue, according to the Concession Agreement in force up until 30 September 1985, and the revenue effectively collected from users of the sections in operation from 1977 to 30 September 1985, minus euro 32 135 586 transferred to costs (Note 23 h) (i)). An amount of euro 2 175 923 relating to the year ended as of 31 December 2003, was recorded under "Other operating costs and losses".

(c) This balance includes the financial expenses relating to the loans of clause 2 of the Financial Equilibrium Agreement and respecting refinancing between 1986 and August 1991 in the amount of euro 25 295 383 (introduction), deducted of the amount of euro 8 642 093 transferred to costs (Note 23 h) (ii)), where the amount of euro 574 251 (Note 44) concerns the year ended as of 31 December 2003.

(d) This balance corresponds to the amount paid (through Brisa Participações) for the stake of 19.6% in the Operating Consortium of Rodovia Presidente Dutra ("Coper"). The referred amount will be amortized over the period of the referred concession.

(e) This item includes the accrual value for holiday and holiday subsidies and Christmas bonuses payable to employees in the subsequent year.

(f) In the year ended as of December 31, 2003, the Company entered as income from investment subsidies in fixed assets (Note 23 i) (i)), the amount of euro 23 597 033 (Note 45).

(g) This item includes the sum of euro 73 669 709 concerning compensations obtained from the State for the non-collection of tolls in certain road subsections in the Greater Lisbon and Oporto areas (Note 23 i) (ii)), minus the amount of euro 19 645 255 transferred to income where euro 2 455 657, relating to the year ended as of 31 December 2003, was recorded under "Other operating income and gains".
This heading includes the amounts advanced by service areas' sub concessionaires regarding future rents, that were entered as income for the year ended as of 31 December 2003, totaling euro 1 714 716 euros (Note 36).

61. Loans

As of 31 December 2003, interest bearing debt was made up as follows:

Short term:	
European Investment Bank loans – EIB (a)	66 455 705
Short term credit lines (b)	92 302 608
	158 758 313
Medium and long term:	
BEI loans (a)	777 495 983
Bond loans (c)	1 174 850 000
Other bank loans (d)	103 246 553
	2 055 592 536
	2 214 350 849

(a) EIB Loans:

Name	Date loan	Amount due	Interest rate	Repayment terms
BRISA III - B - EUR	1990	4 008 197	4.63% (*)	Fourteen annual repayments starting July 1995
BRISA IV - A - EUR	1990	5 923 224	4.08% (*)	Twelve annual repayments starting October 1995
BRISA IV - A - CHF	1990	2 793 229	6.95%	Sixteen annual repayments starting October 1995
BRISA IV - A - EUR	1990	4 919 248	9.50%	Sixteen annual repayments starting October 1995
BRISA IV - B - CHF	1991	7 053 635	7.14%	Sixteen annual repayments starting March 1996
BRISA IV - B - EURO	1991	18 349 145	9.42%	Sixteen annual repayments starting March 1996
BRISA VI - A - EUR	1992	17 956 724	3.09% (*)	Ten annual repayments starting June 1998
BRISA VI - A - CHF;EURO	1992	15 995 525	6.44%	Ten annual repayments starting June 1998
BRISA VII - EUR	1993	28 502 737	3.32% (*)	Fourteen annual repayments starting September 1998
BRISA VII - EUR	1994	49 879 789	4.92% (*)	Fourteen annual repayments starting September 1998
BRISA VIII - EUR	1994	59 855 748	VAR (**)	Ten annual repayments starting June 2000
BRISA VIII - EUR	1994	19 453 119	3.42% (*)	Ten annual repayments starting June 2000
BRISA IX - A - EUR	1995	62 788 615	VAR (**)	Twelve annual repayments starting December 2002
BRISA IX - B - EUR	1996	32 129 873	VAR (**)	Twelve annual repayments starting December 2003
BRISA IX - B - EUR	1996	13 716 942	4.13% (*)	Twelve annual repayments starting December 2003
BRISA IX - C - EUR	1997	49 879 790	VAR (**)	Twelve annual repayments starting September 2004
BRISA IX - C -EUR	1997	12 469 947	3.70% (*)	Twelve annual repayments starting September 2004
BRISA X - A - EUR	1996	68 757 041	VAR (**)	Twelve annual repayments starting December 2003
BRISA X - B - EUR	1997	89 783 621	3.98% (*)	Twelve annual repayments starting December 2004
BRISA X I- A - EUR	1998	54 867 769	VAR (**)	Twelve annual repayments starting June 2005
BRISA XI - B - EUR	1998	54 867 769	5.00 (*)	Twelve annual repayments starting September 2005
BRISA XII - A - EUR	2001	45 000 000	4.83% (*)	Twelve annual repayments starting December 2007
BRISA XII - B - EUR	2001	15 000 000	4.63% (*)	Twelve annual repayments starting December 2007
BRISA XIII - A	2003	110 000 000	VAR (**)	Twelve annual repayments starting June 2008
Total (BEI) :		843 951 688		

(*): Revisable Fixed Rate. The Fixed rate to be inforce for a period of three to five years is agreed at the beginning of each interest period.
(**): Variable Rate: Every quarter, BEI sets the ratio to be applied in the next quarter.

Brisa entered a new long term 16-year loan - called Brisa XIII, with the EIB in the amount of euro 350 million. This loan relates to the first tranche of a loan in the total amount of euro 450 million. The execution of the second tranche, in the amount of euro 100 million, is scheduled for 2004. The amount of the loan is available for withdrawal throughout two years up to August 2005. Brisa is likely to make various withdrawals during this period. As of 31 December 2003, the Company was using euro 110 million.

Guarantees provided by third parties relating to the loans obtained were as follows:



Government guarantees granted to EIB	484 954 607
Bank guarantees granted to EIB	149 176 634

(b) As of 31 December 2003, Brisa had short term credit lines contracted with the banking system in the amount of euro 643 410 030.

Brisa has three commercial paper programs in the maximum nominal amount of euro 220 000 000, which were not being used as of 31 December 2003.

(c) Non convertible bond loans:

2003 Issue	500 000 000
2001 Issue	600 000 000
1998 Issue	74 850 000

The bond loan in the amount of euro 500 000 00 was carried out on 26 September 2003 and listed on the Luxembourg Stock Exchange. The period of the issue is of tem years paying interest on an annual basis at a rate of 4.797%. Repayment will be made in one installment at maturity on 26 September 2003. This bond loan is the first issue within the scope of Brisa's Euro Medium Term Notes Program (EMTN) in the maximum amount of Euro 2 thousand million dated 21 March 2003. This program provides great flexibility as concerns the Company's access to the international debt market.

The bond issue in the amount of euro 600 000 000 was carried out on December 20, 2001, and placed on the Luxembourg stock exchange. The period of the issue is of five years paying interest on an annual basis at a rate of 4.875%/year. Repayment will be made in one installment at maturity i.e. 20 December 2006.

The conditions of the 1998 bond issue are as follows:

Loan:	Brisa 98 "Inflation"
Interest rate:	L_{it} / L_{io} * 2,6%
Repayment conditions:	3 equal instalments on 29 May 2006, 2007 and 2008.

L_{it} – price index related to the penultimate month before that of the coupon payment date.
L_{io} – price index related to the penultimate month before the subscription date.

This issue carried out in May 1998 takes on a dematerialized form and is listed on Euronext Lisbon.

Each bond has a nominal and individual value of euro 4,99, being valid for a ten-year period and accruing interest at a fixed annual rate of 2.6%, where the respective debt service (principal and interest) updated according to changes in the price index (*) between the (i) penultimate month before that of the maturity date of each interest and principal installment (Lit) and (ii) that verified in March 1998 (Iio). Interest accrues annually and subsequently and the principal is repayable in three equal instalments at nominal value on the dates the last three coupons are due.

(*)Total Portuguese National Consumer Price Index including Housing, released by the National Statistics Institute (INE).

As of 31 December 2003 BRISA 98 bonds accrued interest at an average rate of 3.116%. Integrating the cost incurred relating to the accumulated redemption premium, the total average cost rate is of 6.673%. The amount to repay (nominal value plus redemption premium) as of 31 December 2003 is of euro 89 713 547 of which euro 14 863 547 are recorded under "Financial expenses pending settlement"(Note 60).

(d) Other bank loans:
This amount includes a loan of euro 100 000 000 contracted on July 30,2001, with half-year coupon at a variable rate corresponding to the six-month Euribor added by a spread. Repayment shall be in one installment at maturity, on June 19, 2006.

As of 31 December 2003, these loans were denominated in the following currencies:

	Amounts in Foreign currency	Amounts in Euro
Euros	-	2 197 666 209
Swiss Franc (CHF)	25 968 206	16 671 520
		2 214 337 729

As of 31 December 2003, as concerns loans in foreign currency the following amount due was not covered by exchange rate and interest rate swap operations:

	Amounts in Foreign currency	Amounts in Euro
Swiss Franc (CHF)	15 294 445	9 846 864

As result of the currency hedging policy followed for the investments made in the Brazilian company CCR (Companhia de Concessões Rodoviárias), there are currency swaps contracted in the amount of euro 147,31 million. These financial instruments allow protecting the amount of capital covered in Euro against the devaluations of the Real and imply the payment of Brazilian currency interest rates on the equivalent covered.

Income or expenses with swap operations are entered in the period when they occur.

As of 31 December 2003, the repayment plan for medium and long term debt is as follows

2005	77 379 879
2006	802 914 274
2007	105 894 463
2008	105 885 547
2009 and following years (Note 33)	963 518 373
	2 055 592 536

62. Other creditors

As of 31 December 2003, this heading was made up as follows:

SVE (a)	5 967 211
Expropriations (Note 27) (b)	3 535 298
Coper	3 085 015
Personnel (Note 57)	409 678
Other	3 813 359
	16 810 561

(a) This sum concerns the amount due relating the acquisition on an additional stake in CCR.

(b) This amount relates to defended expropriations which as of December 31, 2002, were under appeal and corresponds to the difference between the amounts deposited by the Company in favor of the courts (amounts defined by arbitration) and the decisions handed down by these. This difference was recorded under assets – revertible tangible fixed assets in operation (Note 10). There are lawsuits relating to expropriations where no decision has yet been handed down. Initial deposits in favor of the courts for these proceedings as of 31 December 2003 totaled euro 14 413 801 recorded as "Revertible tangible fixed assets" under "Acquisition of land". The Board of Directors believes that there will be no materially relevant responsibilities to register as of 31 December 2003 regarding pending lawsuits.

63. Works for own company

As of 31 December 2003, this heading was made up as follows:

Structure costs (Note 23 c) (ii) e 27)	791 283
Financial expenses (Notes 23 c) (ii), 27, 28 e 44)	3 621 063
Production of toll equipment	1 245 211
Supervision of works in progress	13 014 645
	18 672 202

64. Taxation

Decree-Laws 287/99 and 294/97, of 28 July and 24 October respectively, introduced changes to the tax benefits which the company enjoyed, namely at corporate income tax (IRC) level. According to the concession agreement, Brisa's activity ceased to be exempted from IRC and the Company can now make tax deductions up to an amount corresponding to 50% of investments in revertible tangible assets (in the part not eligible for State subsidies) made by the Company from 1995 to 2000 inclusive. Said deduction can be made in the settlements relating to the years 1997 to 2005.

Under the terms of Decree-Law 287/99, of 28 July, the investments used for calculating the tax deduction were broadened to include those made in 2001 and 2002. In this case, one will only consider those investments which were subject to change in the traffic opening program included in Base VII attached to Decree-Law 287/99 of 28 July. The deduction corresponding to these investments can only be made for the tax returns relating up to 2007.

Furthermore, the Company is exempt from paying Stamp Duty and Municipal Tax as concerns activity developed within the scope of the concession, up until December 2005, under the terms of Decree-law 271/99 of 16 July.

The amounts resulting from the application of the method now established are summarized as follows:

• Amount corresponding to 50% of the investments undertaken by Brisa in revertible tangible fixed assets, in the part not eligible for State subsidy:	
Between 1995 and 31 December 2002	777 703 663
• Tax deductible amounts corresponding to the tax returns for the years:	
- 1997 to 2002	(350 052 153)
- year ended as of 31 December 2003	(65 742 002)
	(415 794 155)
Balance as of 31 December 2003, to be deducted to the tax liability of future years.	361 909 508

As regards the part of activity not exempt, Brisa is subject to this tax at the normal rate of 30%, which may be added of the Municipal Surcharge up to the maximum rate of 10% resulting in an aggregate maximum tax rate of 33%. Pursuant to Law no. 107–B/2003, from 2004 onwards, the Corporate Tax Rate will be reduced to 25%, resulting in an aggregate tax rate of a 27.5%.

In accordance with the legislation in force, tax returns may be revised and corrected by tax authorities over a four-year-period (tem years for Social Security up to 2000, inclusive and five years from 2001 onwards), except in the event of tax losses, tax credits or if inspections, claims or objections are under way, in which cases, depending on the circumstances, these periods are extended or cancelled. Accordingly, tax returns for the years 2000 to 2003 may also be revised, although it is considered that possible corrections arising from tax revisions/inspections will not have a relevant impact on the consolidated financial statements as of 31 December 2003.

Tax losses are reportable during a six-year period following their occurrence and may be deducted to tax income generated during the said period.

All situations likely to affect future taxes are recognized under the terms of the rule concerning deferred taxes. Changes in the year as result of the application of this rule, and as concerns respective nature and impact on the financial statements as of 31 December 2003, are as follows:

a) Changes in deferred tax assets

Deferred tax assets:	Opening balance	Increase	Decrease	Change in the tax rate	Closing balance
Tax benefit	427 651 510	-	(65 742 002)	-	361 909 508
Tax losses to carry over	26 481 042	-	(1 010 592)	(4 245 074)	21 225 376
Provisions not deductible for tax purposes	4 061 747	564 846	-	(385 550)	4 241 043
	458 194 299	564 846	(66 752 594)	(4 630 624)	387 375 927

b) Adjustment in the tax rate:

	Concession activity	General taxation	Total
Results before tax	217 236 861	7 038 262	224 275 123
Tax nominal rate	30%	30%	30%
Expected tax	**65 171 058**	**2 111 479**	**67 282 537**
Permanent differences (i)	570 944	118 959	689 903
	65 742 002	**2 230 438**	**67 972 440**
Tax adjustments:			
Autonomous taxation	-	197 191	197 191
Tax benefits	(65 742 002)	-	(65 742 002)
Income tax for the year	-	2 427 629	2 427 629
Effective tax rate	0%	34%	1.1%
Current tax (Note 48)	-	**2 839 831**	**2 839 831**
Deferred tax:			
Set up and reversion in the period	65 177 157	1 010 592	66 187 749
Adjustment - effect of the tax change (ii)	385 550	4 245 074	4 630 624
	65 562 707	**8 095 497**	**73 658 204**

(i) As of 31 December 2003, these differences concern mainly the application of the equity method.

55. *Profit and loss account by functions*

The profit and loss account by function was drawn up taking into consideration Accounting Directive no. 20 where the following points are to be highlighted:

(a) The amount under "Sales and services rendered" in the Profit and Loss Account by Function ("PLF") coincides with the items "Sales and goods" and "Services rendered" in the profit and loss account by nature ("PLN").

(b) Certain costs, namely: electricity, water, rents and hire, insurance, maintenance and repair, cleaning, hygiene and comfort, security, combustibles, staff and depreciation, were grouped and divided among the various areas of activity, in accordance with criteria defined by the Company.

(c) The amount under "Administrative costs", besides including costs recorded under "External supplies and services" and "Staff" in the PLN, includes an amount of euro 791 283 to be deducted to those costs (Notes 23 and 63)) relating to structure costs recorded under "Works for Own Company" in the PLN.

The heading "Financial Results" in the PLF differs from the financial results entered in the PLN since capitalized financial results in the amount of euro 3 621 063 (Notes 23 and 63), recorded under the heading "Works for own company" in the PLN are included in this heading of the PLF to be deducted to the amount of financial expenses borne in the year.

66. Cash flow statement

In the year ended as of 31 December 2003, cash and equivalent were as follows:

Cash	282 148
Bank deposits immediately withdrawable	16 273 780
Bank overdrafts	(3 868 283)
Cash and equivalent	12 687 645
Payments related to financial investments are in respect of the following:	
Shareholders' loans to ONI	6 550 000
Shareholders' loans to Adamastor	200 000
Acquisition of additional holding in CCR	25 861 001
	32 611 001

São Domingos de Rana, 20 February 2004

Certificated Accountant
Abel Silva

THE BOARD OF DIRECTORS

Vasco Maria Guimarães José de Mello

João Pedro Stilwell Rocha e Melo

Daniel Pacheco Amaral

João Pedro Ribeiro de Azevedo Coutinho

João Afonso Ramalho Sopas Pereira Bento

António José Fernandes de Sousa

António do Pranto Nogueira Leite

Isidro Fainé Casas

Luís Manuel de Carvalho Telles de Abreu

António Ressano Garcia Lamas

João Vieira de Almeida

Report and Opinion of the Audit Board on the Consolidated Financial Statements

1. Within the scope of that set out in the applicable legal provisions, the Audit Board hereby issues its Report and Opinion on the Directors' Report and remaining documents pertaining to the consolidated accounts for the year ended in 31 December 2003, which were presented by the Board of Directors of BRISA, Auto-estradas de Portugal.

2. During the year ended in 2003, the Audit Board monitored to the extent and with the periodicity deemed adequate, the management and development of the Company's consolidated activity namely by contacts with the Board of Directors, particularly with the director responsible for the financial area, and by attending meetings and reading the minutes of the Board of Directors' meetings. Whenever necessary the Audit Board obtained the necessary explanations from the Board of Directors and relevant Services of the parent company and dependent companies.

3. The Audit Board also followed the way the Concession Agreement was being complied with, particularly as concerns the Bases of financial nature. In this respect, as set forth in Base XI, it issued its opinions on the changes recorded in the State's current account relating to State's financial contributions to the cost of motorway construction.

4. Based on the analysis of the Board of Directors' Report and the Consolidated Financial Statements (Consolidated Balance Sheet as of 31 December 2003, Consolidated Profit and Loss Statement by nature and activity, Consolidated Cash Flow Statement for the year then ended and notes to the financial statements) the Audit Board considered that these documents provide a fair understanding of the Company's consolidated situation as well as its businesses and results in the year ended as of December 2003.

5. The Board assessed the Legal Certification of the Consolidated Accounts, issued under the terms of the legislation in force by the Board member holding the position of Certified Public Accountant, and agreed with the details therein. The Board also read the respective annual Report on the inspection carried out.

6. Finally, the Audit Board thanks the Board of Directors for the support it received from all its members and Services.

Opinion

In view of the above, the Audit Board is of the opinion that the General Assembly may approve the Report of the Board of Directors and the Consolidated Accounts for 2003.

São Domingos de Rana, 3 March 2004

The Audit Board

President Jorge Alberto Weber Ramos ***Member*** Fernando Luís Brazão Gonçalves

Member (ROC) Alves da Cunha, A. Dias & Associados, Firm of Certified Accountants, (represented by José Duarte Assunção Dias)

Legal Certification of Consolidated Accounts

Introduction

1. We have examined the attached consolidated financial statements of BRISA - Auto-estradas de Portugal, S.A., which include the Consolidated Balance Sheet as of 31 December 2003 (which indicate total balance of euro 4,528,894,299 and total shareholder's equity of euro 1,342,547,126 including a net profit of euro 151,674,644), the Consolidated Profit and Loss Statements by nature and function, the Consolidated Cash Flow Statement for the year then ended and the corresponding Notes to these Consolidated Accounts.

Responsibilities

2. It is the responsibility of the Board of Directors to prepare the consolidated financial statements which present a true and fair view of the financial situation of the companies included in the consolidation, and the consolidated results of their operations as well as to adopt appropriate accounting principles and criteria and to maintain an adequate internal control system.

3. Our responsibility is to express a professional and unbiased opinion based on our audit of the said documents.

Scope

4. Our audit was conducted in accordance with the Technical Standards and Audit Directives of the Chamber of Portuguese Statutory Auditors which require than an audit be planned and carried out with the objective of obtaining a reasonable assurance that the consolidated financial statements contain no material distortion. For this purpose, the audit included:

   - verifying on a sampling basis, the relevant facts underlying the figures shown and disclosures made and the information contained in the financial statements of the companies included in the consolidation, and an evaluation of the estimates, based on the Board's judgment and criteria used in preparing the audit;

   * verifying the consolidation operations and the applicability of the equity method;

   * Assessing the suitability of the accounting principles adopted and their disclosure, in the circumstances;

   * Verifying the applicability of the ongoing principle; and

   * Assessing the overall fair presentation of the consolidated financial statements.

5. We believe that our audit provides an acceptable basis for the opinion we have expressed on these financial statements.

Opinion

6. In our opinion, said consolidated financial statements provide a true and fair view, in all material aspects, of the consolidated financial position of BRISA - Auto-estradas de Portugal S.A. as of 31 December 2003, and of the consolidated results of its operations and the consolidated cash flow statements during the year then ended, in accordance with the accounting principles generally accepted in Portugal.

Lisbon, 3 March 2004

ALVES DA CUNHA, A. DIAS & ASSOCIADOS
Firm of Certified Accountants
Represented by José Duarte Assunção

External Auditor's Report Consolidated Accounts

Introduction

1. Under the terms of Article 245 of the Securities Code, we submit our Audit Report on the consolidated financial information provided in the Directors' Report and attached financial statements for the year ended as of 31 December 2003 of Brisa – Auto-estradas de Portugal, S.A. ("Company"), which include the consolidated balance sheet as of 31 December 2003, showing a total balance of euro 4,528,894,299 and shareholders' equity of euro 1,342,547,126, including a net profit of Euro 151,674,644, the consolidated profit and loss statements by nature and function, and the consolidated cash flow statements for the year then ended and the corresponding notes.

Responsibilities

2. It is the responsibility of the Board of Directors: (i) to prepare the consolidated financial statements providing a true and fair view of the financial situation of the companies included in the consolidation, the consolidated result of its operations and their consolidated cash flow statements; (ii) that the historical financial information be prepared in accordance with generally accepted accounting principles of sufficiency, veracity, objectivity, clarity and authenticity required by the Securities Code; (iii) to adopt adequate accounting policies and criteria and maintain an appropriate internal control system; (iv) to inform of any relevant fact which may have influenced the activity, financial position or results of the companies included in the consolidation.

3. Our responsibility is to verify the financial information contained in the above-mentioned documents, namely in terms of complying with all relevant material aspects, the principles of sufficiency, veracity, objectivity and authenticity required by the Securities Code, for the purpose of expressing a professional and unbiased opinion on the financial information based on our audit.

Scope

4. Our audit was carried out in accordance with the Technical Standards for Legal Audits issued by the Association of Certified Public Accountants, which require that an audit be planned and carried out with the objective of obtaining reasonable assurance that the consolidated financial statements contain no relevant material distortions. An audit must include examination on a test basis, of the relevant facts underlying the figures shown and the information contained in the consolidated financial statements, and an evaluation of the estimates based on the Board's judgment and criteria. An audit must also include the assessment of the accounting principles adopted and their disclosure, in view of the circumstances; it must also, verify the applicability of the ongoing principle; assess the overall adequate presentation of the financial statements; and assess all relevant material aspects of the principles of sufficiency, veracity, objectivity and authenticity of the consolidated financial information. Our audit still covered the compliance of the financial information of the Management Report with the rest of the documents. We believe that our audit provides an acceptable basis for the opinion we have expressed in these financial statements.

Opinion

5. In our opinion the financial statements referred to in paragraph 1, provide for the purposes described in paragraph 6 hereinabove, a true and fair view in all relevant material aspects of the consolidated financial position of Brisa – Auto-estradas de Portugal, S.A. as at 31 December 2003, and of the consolidated results of its operations during the year then ended, in accordance with generally accepted accounting principles in Portugal and the financial information therein comply in all relevant material aspects with the principles of sufficiency, veracity, objectivity and authenticity referred to in paragraph 4.

Emphasis

6. The consolidated financial information as of 31 December 2002 presented for comparative purposes were examined by us and the respective report issued on 25 February 2003 does not contain any qualification only two emphasis which are not applicable to the financial statements as of 31 December 2003.

Lisbon, 3 March 2004

FREIRE, LOUREIRO & ASSOCIADOS, SROC S.A.

Represented by Carlos Pereira Freire

Audit Report (Consolidated Accounts)

To the Shareholders and Board of Directors of
Brisa – Auto-estradas de Portugal, S.A.

1. We have examined the attached consolidated financial statements of BRISA - Auto-estradas de Portugal, S.A., which include the Consolidated Balance Sheet as of 31 December 2003, the Consolidated Profit and Loss Statements by nature and function, the Consolidated Cash Flow Statement for the year then ended and the corresponding Notes. The Board of Directors is responsible for these consolidated financial statements. Our responsibility is to express a professional and unbiased opinion based on our audit of the said documents.

2. Our audit was conducted in accordance with the Technical Standards and Audit Directives of the Chamber of Portuguese Statutory Auditors which require than an audit be planned and carried out with the objective of obtaining a reasonable assurance that the consolidated financial statements contain no material distortion. For this purpose, the audit included: verifying on a sampling basis, the relevant facts underlying the figures shown and disclosures made and the information contained in the financial statements of the companies included in the consolidation, and an evaluation of the estimates, based on the Board's judgment and criteria used in preparing the audit; verifying the consolidation operations and the applicability of the equity method; assessing the suitability of the accounting principles adopted and their disclosure, in the circumstances; verifying the applicability of the ongoing principle; and assessing the overall fair presentation of the consolidated financial statements. We believe that our audit provides an acceptable basis for the opinion we have expressed on these financial statements.

3. In our opinion, said consolidated financial statements provide a true and fair view, in all material aspects, of the consolidated financial position of BRISA - Auto-estradas de Portugal S.A. as of 31 December 2003, and of the consolidated results of its operations and the consolidated cash flow statements during the year then ended, in accordance with the accounting principles generally accepted in Portugal.

4. The consolidated financial information as of 31 December 2002 presented for comparative purposes were examined by us and the respective report issued on 25 February 2003 does not contain any qualification only two emphasis which are not applicable to the financial statements as of 31 December 2003.

Lisbon, 3 March of 2004




Brisa

Corporate Governance

Risk Control

The Company has special bodies to assist the management in detecting and preventing relevant risks, namely in the construction and operation of motorways and in the environmental, legal and financial areas.

These bodies operate in the prevention and control of risks associated to construction activities, namely by supervising the rules governing motorway construction, particularly in the areas of health and safety. This area has its own policy, laid down in the Manual for the Implementation of Safety and Health in Construction Works, and developed by a new structure specifically created for the purpose, which supervises and guarantees the central and local coordination of health and safety plans and risky activities.

From the operation's point of view, Brisa holds the means required to maintain all motorway safety equipment in perfect using conditions. The Operation and Maintenance Manual, specifically in the chapter concerning Safety of Clients and Premises, establishes rules and procedures which the operational area must respect and follow in its daily activity. Additionally, there is a system that registers and processes the information relating to motorway occurrences, including its statistical processing, and identifies any situation likely to require corrective measures.

Additionally, at the beginning of 2004 Brisa completed and inaugurated the Operational Coordination Center, which is part of a wide Telematic and Road Safety Project scheduled to be completed in 2006. Final investment will amount to euro 32 million. This project will allow to gather in one single facility, all the information flowing from the network and coordinate operations by means of a traffic monitoring system that will include 400 video cameras covering the whole network, 34 weather data collection stations, 150 electronic road signs, a large 10x3 meter digital screen, traffic management systems, public information lines and systems for detecting occurrences. This infrastructure will allow improving safety conditions and efficiency in assistance, as well as trafficking conditions by providing updated and timely information to users and complementary back-up services.

In environmental terms, the coordination of assessments includes the avoidance and mitigation of environmental risks during initial project phase and closely follows all steps of environmental assessment. This follow-up continues during construction phase, through resources specifically allocated to the compliance with the Monitoring Program during construction, by means of mitigating or compensatory measures and Environmental Management Procedures.

On the other hand, one of the main operating priorities of the Management of Maintenance Division is the detection of environmental risk situations, acting preventively to minimize their negative impact on motorways under operation.

From the financial point of view, there is a Risk Management Control body which is responsible for monitoring and managing liquidity, interest rate and currency risks.

In terms of liquidity risk management, Brisa's policy is guided by the following three goals: to guarantee that the schedule of debt maturity is spread out over time; to guarantee a short term indebtedness level below 15% of overall debt (approximately 4% at the end of 2003); and maintain a relatively long average debt maturity, consistent with Brisa's long term assets. To fulfill these goals, in 2003 the company issued a euro 500 million 10-year bond loan, which was carried out by Brisa Finance B.V. and entered a euro 350 million 16-year loan with the European Investment Bank.

The risk management policy concerning interest rates aims at optimizing the cost of debt, while maintaining a low volatility level of financial costs. Throughout 2003, Brisa took advantage of the historically low level of interest rates and increased the weight of fixed rate debt to practically 70% of overall debt.

Brisa's currency risk exposure results mainly from its investment in Brazil, namely in Companhia de Concessões Rodoviárias. Brisa has followed a conservative risk management policy in relation to this investment, having 80% of the amount invested covered against the devaluation of the Real.

Corporate Chart


MOTORWAYS
Board of Directors
Vasco de Mello
Pedro Rocha e Melo
Daniel Amaral
João Bento
João Azevedo Coutinho
António de Sousa
António Nogueira Leite
Isidro Fainé Casás
Luís Telles de Abreu
António Ressano Garcia Lamas
João Vieira de Almeida
Secretary of the Company
Tiago Melo
CORPORATE CENTRE
Board Cabinet
Amadeu Rolim
Strategic planning
Luís Rebelo da Silva
Controller
Cristina Oliveira
Financial
João Vasconcelos
Auditing
Ana Cláudia Gomes
Logistics
Conceição Gomes
Investors relations, communication & corporate sustainability
Luís D'Eça Pinheiro
Information systems
Luís Pinheiro
Innovation
Jorge Sales Gomes
Human Resources
Henrique Pulido
Legal
Luís Geraldes
Marketing
Guilherme Magalhães
OPERATIONS
Operational coordination
Luís Roda
Maintenance
Victor Santiago
Road Safety
Margarida Cordeiro
Building
Joaquim Almeida Mendes
Equipments and systems
Rui Camolino
Toll management
Rui Roque
BRISA SERVIÇOS
Brisa Assistência
Valdemar Mendes
Brisa Electrónica
Luís Nery
Controlauto
José Corrêa de Sampaio
Via Verde
João Pecegueiro
Access
Guilherme Magalhães
MCall
João Luís Tito de Morais
Brisa Engenharia e Gestão
António de Sousa
Brisa Conservação de Infraestuturas
João Blasques
BRISA INTERNACIONAL
Manuel Lamego
Victor Saltão
Francisco Rocio Mendes

Investor Relations Department

The Investor Relations Office ensures communication with shareholders, analysts or the public in general who wish more detailed information on the Company. It is also responsible for the relationship with financial markets' managing and supervising entities, namely Euronext, the Stock Exchange Commission (CMVM) and Interbolsa.

Furthermore, it provides relevant information on the Company's activity, press releases on company results, presentations to investors and analysts; it is also responsible for the organization of events in the financial area and general meetings, and other.

All information may be requested by telephone, fax or the e-mail addresses shown herein below. The company's Internet site includes an Investor Relations area where questions can be placed and answered interactively.

Our Representative for Market Relations is Luís d'Eça Pinheiro. For further information on the company please contact Rosário Oliveira, telephone 21 444 9570, roliveira@brisa.pt and Ricardo Mendes Ferreira, telephone 21 444 9572, ricardo.ferreira@brisa.pt.

Wages Committee

Luis Miguel Cortes martins, as Director with casting vote.
Fernando Luís Brazão Gonçalves, member
The members of the Wages Committee are independent under the terms and for the purposes of art. 1 no. 2 of CMVM's regulation no. 7/2001, amended by CMVM's Regulation no. 11/2003, wich means that they do not hold any position in the Board of Directors of BRISA, nor are they spouse or realtive up to 3rd degree of any member of Brisa's Board of Directors.

Internet Site – www.brisa.pt

Brisa provides a broad range of information at its Internet site. The purpose is to give a clear picture of the company providing continuous access to relevant and updated information to investors, analysts and the public in general. The site provides relevant information to investors through the investors' relationship link, such as company presentations, recent press releases, financial timetable, reports & accounts, shareholders and corporate bodies lists. It also enables easy and quick contact with the Investor Relations Department.

Dividend policy

The General Meeting that can change it at any time decides the company's dividend policy. However, the Board of Directors of Brisa has sought to follow a dividend policy providing for an effective and increasing shareholder remuneration. In this sense, paid dividend per share has grown and should continue to grow in line with profit growth. The General Meeting has always validated this policy that is disclosed annually and clearly in the Annual Report.

In the light of the above, the Board of Directors' proposal for the distribution of dividends is described in the chapter on the allocation of profit.

Dividend is paid annually within 30 days following its approval at the General Meeting.

Corporate chart

Brisa's organization is structured as follows:

Management Incentive Plan

Pursuant to deliberations of the Annual General Meetings of 1999 and 2001, the Board of Directors established the Management Incentive Plan – Versions I and II, providing the attribution of stock options to members of the Executive Committee and employees considered to be strategic staff.

Therefore, according to the terms of the regulation approved by the Board of Directors, the Management Incentive Plan – Version I was set forth with a maximum duration of 5 years, which ended in 2003 and covered 18 participants. For the purposes of the Plan, the company purchased 1 800 000 own shares.

The purchase price of the stock options attributed within the scope of Version I, which was determined based on the average share price on the Lisbon Stock Exchange in the twenty sessions immediately preceding the beginning of the Plan, was of € 3,68 per share.

According to the referred regulation, the 18 participants covered by the plan were granted 1 777 000 stock options.

It should be mentioned that pursuant to the said regulation, the fixing of the global number of stock options to be granted to each participant does not confer by itself, share holdership.

In fact, at the beginning of each year, each participant is informed of the number of stock options, which amongst the global number of options granted based on the previous year's performance, is effectively confirmed to him. This confirmation is required for the participant to be able to exercise his options.

In 2003, of the referred number of stock options granted relating to 2002, 113 000 were confirmed and 11 000 were exercised.

Under the terms of Version II, the Plan ceased to have a definite duration although the rule providing a maximum 5-year duration for each beneficiary considered individually, is maintained.

Therefore, for the duration of each individual plan and according to respective performance in the previous year, each beneficiary is granted a certain number of stock options which may be exercised in full or in part at the end of the Plan or annually as from the third year of commencement of the respective plan, up to a maximum of 20% of the stock options granted.

The exercising price corresponds to the purchase price by Brisa for the shares concerning the stock options granted to each Individual Plan.

In any case, the options can only be exercised if from the date they were granted up to the date they are exercised, the shares have appreciated at least 8% in average.

The Remuneration Committee must always previously approve the granting of stock options to members of the Board of Directors.

The company is required to always hold at least the number of own shares needed to satisfy the number of options granted at each moment.

Following approval of Version II of the Incentive Plan, Brisa purchased 3 600 000 own shares at the average price of € 5.34 per share. In 2003, the company granted 322 900 stock options to 65 participants.

Exercising of voting rights

The involvement of shareholders in the company's activity is very important. Brisa encourages their participation in the various General Meetings, as showed by attendance levels, which have kept above 50%.

The disclosure of financial information and preparatory documents for the general meetings is also provided through the Internet at www.brisa.pt. Brisa uses innovating electronic means for the counting of votes, and holds the mechanisms required for the use of voting by post.

In 2003, the Board of Directors submitted a proposal to the General Meeting which was approved in that year's meeting, viewing to reduce from fifteen to eight days the share lock up period for the purposes of participation in the meetings of the General Meeting, a principle which was later adopted by the Securities Commission itself.

The information required for a correct evaluation of the proposals submitted to discussion and vote in General Meetings is made available to investors at the Company's head-office or its Internet site within the period provided by law.

Pursuant to the law and the Company's articles of association, the General Meeting is made up of the holders of voting shares. To each 500 shares corresponds one vote. To exercise their voting rights shareholders must hold their shares since at least 8 days prior to the date of the General Meeting.

Holders must provide evidence of their shares by sending to the Chairman of the Board of the General Meeting up to the fifth business day prior to the holding of the Meeting, a certificate issued by the financial intermediary with which the shares are registered, stating the number of shares registered in the respective account since at least eight business days prior to the date of holding of the General Meeting.

Subject to the law and the Articles of Association, shareholders may appoint a representative by means of a simple written letter holding their signature, sent to the Chairman of the Board of the General Meeting not less than five days before the date of holding of the Meeting. In case of doubt as to the shareholder's signature, the Chairman of the Board of the General Meeting may require a legalized signature.

Holders of less than 500 hundred shares may group with others in order to complete this figure, and may be represented by one of the co-holders.

Subject to the relevant provisions in the Securities Market Code, shareholders with voting rights may vote by post in which case they shall inform the Chairman of the General Meeting of their intention to do so by means of a registered letter with acknowledgment of receipt holding their authenticated signature sent within eight days following the publication of this notice, and stating the number of shares held and the address to where the ballot papers and remaining documentation must be sent. Subsequently, the Company will send to the shareholders concerned the respective ballot papers and remaining documentation, which shall be returned not less than five working days prior to the date of holding of the General Meeting, in a closed envelope containing the ballot papers dully filled and another envelope containing the certificate of the financial intermediary with which the shares are registered.

The counting of the votes sent by post shall be made by the Board of the General Meeting that will add them to the votes expressed in the General Meeting.

Transfer of shares

The Company has no measures provided to prevent the success of public offers for acquisition. There are no defensive or protectionist clauses viewing the erosion of the Company's assets. Shareholders are free to transfer their shares and appraise the performance of the members of the Company's corporate bodies. There is not therefore, any restriction to the free exercising of voting by shareholders.

The Company is fully aware of the existence of a shareholders' agreement between shareholders José de Mello Investimentos, SGPS, SA and Egadi, relating to the voting rights of Brisa shares held by these two shareholders. To this extent, the voting rights of the company's shares held by Egadi are attributable to José de Mello Investimentos, SGPS, SA.

Code of Ethics

A Brisa tem um Código Deontológico que regula as The Company is governed by a Code of Ethics, which provides the rules of conduct for all employees, and the Board of Directors. This document sets forth the values deemed essential by the Company, as well as the principles and rules to be complied with by employees in every activity of the Group. Responsibility, professionalism, integrity, independence and confidentiality are defined as the fundamental values that must be safeguarded.

This code provides other duties such as of equal and diligent treatment of all clients and compliance with legal rules relating to working conditions of health and safety. The principle of non-discrimination based on nationality, sex, race, language, political beliefs and union affiliation must also be complied with.

Governing bodies

The Board of Directors of BRISA elected for the 2002- 2004 period is made up of eleven members, five of whom include the Executive Committee.

Chairman
Vasco Maria Guimarães José de Mello*

Vice-Chairman
João Pedro Stilwell Rocha e Melo*

Daniel Pacheco Amaral*

João Pedro Ribeiro de Azevedo Coutinho*

João Afonso Ramalho Sopas Pereira Bento*

António José Fernandes de Sousa

António Nogueira Leite

Isídro Fainé Casas

Luís Manuel de Carvalho Telles de Abreu

António Ressano Garcia Lamas

João Vieira de Almeida

* Executive Committee

Audit Board

Chairman
Jorge Alberto Weber Ramos

Efective Members
Fernando Luís Brazão Gonçalves
Alves da Cunha, A. Dias & Associados, SROC,
(represented by José Duarte Assunção Dias)

Alternate Members
António Dias & Associados - SROC
(represented by António Marques Dias)
Carlos Assunção Dias Duarte

Secretary of the Company
Tiago Severim de Melo Alves dos Santos



Taking into account the concept of independent director as a director who is not a representative of or connected to controlling shareholders, the Independent Directors in the Company's Board of Directors are the following:

Daniel Pacheco Amaral
João Pedro Ribeiro de Azevedo Coutinho
João Afonso Ramalho Sopas Pereira Bento
Luís Manuel de Carvalho Telles de Abreu
António Ressano Garcia Lamas
João Vieira de Almeida

Following the change in the articles of association approved in the General Meeting of 2003, the Board of Directors must meet at least once each quarter.

In 2003, the Board of Directors met five times, with an average participation rate of 90% of its members. The Executive Committee met forty nine times, and the average participation of members was also 90%.

The Chairman of the Board of Directors is also the Chairman of the Executive Committee (CEO).

It falls to the Board of Directors to:

- Define the major strategic guidelines that will govern the Company's management;
- Approve the managing report and quarterly and annual accounts and convene General Meetings;
- Appraise any subjects submitted by the Executive Committee.

The Executive Committee was granted all managing powers except for those which are reserved to the Board of Directors pursuant to the law and the Company's articles of association.

Any subject of relevant interest to the Company, even if delegated upon the Executive Committee, may be submitted to the Board of Directors by deliberation of the Executive Committee or its Chairman.

All members of the Board of Directors have full access to the subjects treated and decisions taken by the Executive Committee. Additionally, as a rule, the stock of the situation concerning the most relevant aspects of the Company's activity is taken at every meeting of the Board of Directors.

Corporate offices held by the Chairman of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A., Vasco Maria Guimarães José de Mello:

Chairman of the Board of Directors of Brisa Participações, SGPS, S.A.

Chairman of the Board of Directors of BRISA Internacional, SGPS, S.A.

Chairman of the Board of Directors of BRISAL Auto-Estradas do Litoral, S.A.

Chairman of the Board of Directors of BRISA Serviços Viários, SGPS; S.A.

Vice-Chairman of the Higher Council of Banco Comercial Português

Vice-Chairman of the Board of Directors and Chief Executive Officer of José de Mello, SGPS, S.A.

Member of the Board of Directors of ABERTIS INFRAESTRUCTURAS, S.A.

Corporate offices held by the Vice-Chairman of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A., João Pedro Stilwell Rocha e Melo:

Chairman of the Board of Directors of Via Verde Portugal – Gestão de Sistemas Electrónicos de Cobrança, S.A.

Chairman of the Board of Directors of Brisa Electrónica Rodoviária, S.A.

Chairman of the Board of Directors of Mcall

Member of the Board of Directors of Brisa Internacional, SGPS, S.A.

Member of the Board of Directors of BRISA Serviços Viários, SGPS, S.A.

Member of the Board of Directors of Brisa Participações, SGPS, S.A.

Member of the Board of Directors of José de Mello, SGPS, S.A.

Member of the Board of Directors of CUF – Companhia União Fabril – SGPS, S.A.

Member of the Board of Directors of José de Mello Participações II - SGPS, S.A.

Manager of José de Mello Serviços, Lda.

Member of the Board of Directors of José de Mello, Investimentos, SGPS, S.A.

Member of the Board of Directors of UIF – União Internacional Financeira, SGPS, SA

Member of the Board of Directors of Window Blue, SGPS, S.A.

Member of the Board of Directors of Tecnocapital, SGPS, S.A.

Member of the Board of Directors of Adamastor Capital – SGPS, S.A.

Corporate offices held by member of the Board of Directors of BRISA, Daniel Pacheco Amaral:

Member of the Board of Directors of BRISA Participações, SGPS, S.A.

Member of the Board of Directors of BRISA Serviços Viários, SGPS, S.A.

Member of the Board of Directors of Brisa Internacional, SGPS, S.A.

Corporate offices held by member of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A., João Pedro Ribeiro de Azevedo Coutinho:

Chairman of the Executive Committee of BRISA Internacional SGPS, S.A.

Chairman of Advisory Board of BRISA Participações e Empreendimentos, Ltda., Brasil.

Vice-Chairman of the Board of Directors of CCR Companhia de Concessões Rodoviárias, S.A., Brasil

Member of the Board of Directors of BRISA Serviços Viários, SGPS, S.A.

Member of the Board of Directors of Brisa Participações, SGPS, S.A.

Member of the Board of Directors of ONI SGPS, S.A.

Corporate offices held by member of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A., João Afonso Ramalho Sopas Pereira Bento:

Chairman of the Board of Directors of BRISA Engenharia e Gestão, S.A.

Chairman of the Board of Directors of BRISA Assistência Rodoviária, S.A.

Chairman of the Board of Directors of BRISA Conservação de Infraestruturas, S.A.

Member of the Board of Directors of BRISAL Auto-Estradas do Litoral, S.A.

Member of the Board of Directors of Brisa Internacional, SGPS, S.A.

Member of the Board of Directors of BRISA Serviços Viários, SGPS, S.A.

Member of the Board of Directors of Brisa Participações, SGPS, S.A.

Member of the Board of Directors of Adamastor Capital, SGPS, S.A.

Vice-Chairman of ASECAP – European Association of Tolled Motorways

Corporate offices held by the member of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A., António José Fernandes de Sousa:

Chairman of the Board of Directors of Caixa Geral de Depósitos, SA

Chairman of the Board of Directors of Caixa – Banco de Investimento, SA

Chairman of the Board of Directors of Caixa – Participações, SGPS, SA

Chairman of the Board of Directors of Gerbanca, SGPS, SA

Member of the Board of Directors of EDP – Electricidade de Portugal, SA

Chairman of the Board of the General Meeting of CGD Pensões - Sociedade Gestora de Fundos de Pensões, SA

Corporate offices held by member of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A., António do Pranto Nogueira Leite:

Chairman of the General Council of OPEX, Sociedade Gestora de Mercado de Valores Mobiliários Não Regulamentado, S.A.

Member of the Board of Directors of CUF, SGPS, SA

Member of the Board of Directors of Quimigal, SA

Member of the Board of Directors of Reditus, SGPS, SA

Vice-Chairman of the Advisory Council of Banif Investment, SA

Corporate offices held by member of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A, Isidro Fainé Casas:

Chairman of the Board of Directors of ABERTIS INFRAESTRUCTURAS, S.A.

Vice-Chairman of the Board of Directors TELEFÓNICA, S.A.

Member of the Board of Directors of BPI- Banco Português de Investimento SGPS, S.A.

Member of the Board of Directors of AUTOSTRADE

Member of the Board of Directors of CAIXABANK FRANCE

Member of the Board of Directors of CAIXA HOLDING, S.A.

Managing Director of "la Caixa", Caja de Ahorros y de Pensiones de Barcelona

Corporate offices held by member of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A, Luís Manuel de Carvalho Telles de Abreu:

Member of the Board of Directors of Telles de Abreu, Lucena e Associados – Sociedade de Advogados

Manager of Imobiliária 1928, Limitada

Chairman of the Board of the General Meeting of Actaris Imobiliária, S.A.

Chairman of the Board of the General Meeting of BPN – Seguros de Vida, S.A.

Chairman of the Board of the General Meeting of Calves Sociedade de Investimentos e de Gestão de Bens Mobiliários e Imobiliários, S.A.

Chairman of the Board of the General Meeting of Cimertex Sociedade de Máquinas e Equipamentos, S.A.

Chairman of the Board of the General Meeting of CINCA – Companhia Industrial de Cerâmica, S.A.

Chairman of the Board of the General Meeting of Empresa Predial Ferreira Filhos, S.A.

Chairman of the Board of the General Meeting of Gamobar, SGPS, S.A.

Chairman of the Board of the General Meeting of José Luís Ferreira da Costa, SGPS, S.A.

Chairman of the Board of the General Meeting of RASA – Sociedade de Administração de Bens, S.A.

Chairman of the Board of the General Meeting of Real Seguros, S.A.

Chairman of the Board of the General Meeting of SAGROTEL – Sociedade Imobiliária, S.A.

Chairman of the Board of the General Meeting of Tecniforma – Oficinas Gráficas, S.A.

Chairman of the Board of the General Meeting of Viagens Abreu, S.A.

Vice-Chairman of the Board of the General Meeting of Boavista Futebol Clube, Futebol, S.A.D.

Corporate offices held by member of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A, António Ressano Garcia Lamas:

Member of the Board of Directors of Asseisseira do Mar, Sociedade Civil Agrícola SA

Manager of Serpa e Guadiana, Agricultura e Turismo Rural, Lda

Manager of Monte da Comenda de Baleizão, Sociedade Agrícola, Lda

Corporate offices held by member of the Board of Directors of BRISA Auto-Estradas de Portugal, S.A, João Vieira de Almeida:

Member of the Board of Directors of OPET SGPS,SA

Member of the Board of Directors of 093X, S.A.

Manager of VAS – Vieira de Almeida Serviços, Lda.

Manager of Limite- Compra e Venda de Propriedades, Lda.

Presidente do Conselho Fiscal da Fundação do Gil

Member of the Audit Board of Associação Crianças sem Fronteiras

Chairman of the Board of the General Meeting of BRISA Internacional, SGPS, S.A.

Chairman of the Board of the General Meeting of BRISA Participações, SGPS, S.A.

Chairman of the Board of the General Meeting of Banco Finantia, S.A.

Chairman of the Board of the General Meeting of Finertec–Energia e Tecnologia, S.A.

Chairman of the Board of the General Meeting of José de Mello Investimentos, SGPS, S.A.

Chairman of the Board of the General Meeting of Tejo Energia – Produção e Distribuição de Energia Eléctrica, S.A.

Chairman of the Board of the General Meeting of D&D–Audiovisuais (Portugal), S.A.

Chairman of the Board of the General Meeting of Window Blue, SGPS, S.A.

Chairman of the Board of the General Meeting of Impegest – SGPS, S.A.

Chairman of the Board of the General Meeting of Ehealth – Tecnologia, Informação e Investimento, SGPS, S.A.

Chairman of the Board of the General Meeting of Adamastor Capital, SGPS

Chairman of the Board of the General Meeting of Grow – Sociedade Gestora de Patrimónios, SA

Chairman of the Board of the General Meeting of PPPS – Consultoria em Saúde, S.A.

Secretary of the Board of the General Meeting of José de Mello Saúde, SA

List of shares held by members of the governing and audit bodies

Art.° 447 no.5 of the Companies Code

Name		Buy	Sell	Stock
Vasco de Mello				
	Brought from 2002			5 020
	Movement in 2003			
	Total...			5 020
Pedro Rocha e Melo				
	Brought from 2002			
	Movement in 2003			2 000
	Total...			2 000
Daniel Amaral				
	Brought from 2002			18 700
	Movement in 2003			
	Total...			18 700
João Azevedo Coutinho				
	Brought from 2002			17 580
	Movement in 2003			
	Total...			17 580
João Bento				
	Brought from 2002			4 380
	Movement in 2003			
	Total...			4 380
António de Sousa				
	Brought from 2002			
	Movement in 2003			1 520
	Total...			1 520
António Nogueira Leite				
	Brought from 2002			
	Movement in 2003			
	Total...			-
Isidro Fainé				
	Brought from 2002			600
	Movement in 2003			600
	Total...			1 200
Luís Manuel de Carvalho Telles de Abreu				
	Brought from 2002			-
	Movement in 2003			1 892
	Total...			1 892
António Ressano Garcia				
	Brought from 2002			
	Movement in 2003			
	Total...			0
João Vieira de Almeida				
	Brought from 2002			
	Movement in 2003			680
	Total...			680
Jorge Weber Ramos				
	Brought from 2002			
	Movement in 2003			
	Total...			0
Brazão Gonçalves				
	Brought from 2002			
	Movement in 2003			
	Total...			0

Remuneration

Pursuant to the Company's by-laws, the remuneration of the members of the managing body is established by a committee made up of independent shareholders elected at the General Meeting.
The remuneration of the members of the managing body consists of a fixed part and a variable part, determined in accordance with the profit obtained each year.

Executive Members:
Fixed remuneration: Euro 1 494 912
Variable remuneration: Euro 910 753
Non executive members:
Fixed remuneration: Euro 268 800
Variable remuneration: Euro 3 000

Information on the remuneration of the members of the Board of Directors is only provided on an overall basis and not an individual basis (as recommended by the Securities Commission) as it is considered to be the way that more adequately reflects its collegial nature, where all members are equally responsible for the company's business.

Auditors' Fees

During 2003, the total annual remuneration paid to the Audit Firm and other natural or legal persons belonging to the same network, by the company and/or parent or group undertakings amounted to Euro 314,200 (including expenses and remuneration paid by subsidiaries located abroad). In percentage terms, this sum can be divided as follows:

a) Services of legal certification of accounts	36%
b) Other guaranteed reliability service	13%
c) Audit consultancy services	51%
d) Other services	0%

For the purposes of this information, the concept of network is that deriving from European Union Recommendation C(2002) 1873, dated 16 May 2002.

As referred in this exhibit, the risk control system implemented by the company guarantees that our Audit Firm and its network are not contracted services which, pursuant to EU Recommendation no. C(2002) 1873, of 16 May 2002, may threaten its independence.

List of qualified shareholdings under the terms of article 20 of the CMVM

	No of Shares	Right of Vote
José de Mello Investimentos	62 299 158	10.45%
Deutsche Bank AG	37 673 398	6.32%
Fundo de Pensões CGD	30 138 920	5.06%
Autopistas II	60 000 000	10.07%
Egadi (2)	29 999 362	5.03%
Window Blue (1)	29 549 078	4.96%
Impegest (1)	28 207 368	4.73%
Pensõesgere	57 116 819	9.59%
Omega Capital	12 085 537	2.01%

(1) Companies where José de Mello Investimentos holds a majority stake, resulting in that this company holds directly and indirectly shares corresponding to 25.17% of the Company's voting rights.
(2) Under the terms of a shareholders' agreement, voting rights attributted to José de Mello Investimentos



Network and traffic

Average daily traffic (ADT)

A1 - North Motorway


Alverca
V. F. Xira Nó 2
V. F. Xira
Carregado
A. Cima
Santarém
Nó A1/A15
T. Novas
T. Novas
Fátima
Leiria
Pombal
Condeixa
Coimbra S.
Coimbra N.
Mealhada
Aveiro S.
Albergaria
Estarreja
Feira
Nó IC24
Carvalhos

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
Alverca - V. F. Xira Nó 2	0.208	0.204	81.449	79.829	15.384.745	15.099.856	-2.0%	-2.0%	-1.9%
V. F. Xira Nó 2 - V. F. Xira	0.119	0.117	83.728	82.166	92.652	106.218	-1.9%	-1.9%	14.6%
V. F. Xira - Carregado	0.157	0.156	71.673	71.130	13.749.453	13.713.283	-0.7%	-0.7%	-0.3%
Carregado - A. Cima	0.291	0.291	51.147	51.128	13.920.375	14.527.880	0.0%	0.0%	4.4%
A. Cima - Santarém	0.284	0.283	40.247	40.209	16.242.131	16.716.592	-0.1%	-0.1%	2.9%
Santarém - Nó A1/A15	0.020	0.020	41.575	41.890	1.453.842	1.448.727	0.8%	0.8%	-0.4%
Nó A1/A15 - T. Novas	0.390	0.392	39.771	39.945	24.332.248	25.537.625	0.4%	0.4%	5.0%
T. Novas - Fátima	0.218	0.213	29.105	28.527	13.910.417	14.081.785	-2.0%	-2.0%	1.2%
Fátima - Leira	0.165	0.161	29.721	29.029	9.983.307	10.110.473	-2.3%	-2.3%	1.3%
Leira - Pombal	0.276	0.270	31.489	30.840	17.982.054	18.044.627	-2.1%	-2.1%	0.3%
Pombal - Condeixa	0.322	0.315	31.747	31.023	20.319.258	20.577.898	-2.3%	-2.3%	1.3%
Condeixa - Coimbra S.	0.107	0.105	38.041	37.487	4.636.061	4.527.144	-1.5%	-1.5%	-2.3%
Coimbra S. - Coimbra N.	0.100	0.098	32.855	32.463	4.734.947	5.001.580	-1.2%	-1.2%	5.6%
Coimbra N. - Mealhada	0.135	0.135	31.647	31.550	6.840.389	6.771.845	-0.3%	-0.3%	-1.0%
Mealhada - Aveiro S.	0.269	0.270	31.217	31.308	16.532.438	17.096.131	0.3%	0.3%	3.4%
Aveiro S. - Albergaria	0.150	0.150	27.964	27.957	8.905.711	9.261.005	0.0%	0.0%	4.0%
Albergaria - Estarreja	0.166	0.171	43.843	45.076	10.654.197	11.575.584	2.8%	2.8%	8.6%
Estarreja - Feira	0.256	0.256	41.759	41.761	15.080.164	15.715.333	0.0%	0.0%	4.2%
Feira - Nó IC24	0.180	0.177	50.261	49.555	11.716.313	12.176.011	-1.4%	-1.4%	3.9%
Nó IC24 - Carvalhos	0.133	0.139	49.920	52.175	8.802.558	9.180.996	4.5%	4.5%	4.3%
A1	3.946	3.924	38.913	38.701	235.273.262	241.270.592	-0.5%	-0.5%	2.5%

A2 - South Motorway


Aljustrel
Almodôvar
Paderne
Grândola N.
S. B. Messines
Nó da A2
Castro Verde
Grândola S.
Nó de Setúbal
Alcácer
Coina
Marateca
Palmela
Fogueteiro

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
Fogueteiro - Coina	0.158	0.163	48.607	50.172	9.290.558	10.292.280	3.22%	3.22%	10.8%
Coina - Palmela	0.143	0.145	34.017	34.649	6.632.733	6.728.286	1.86%	1.86%	1.4%
Palmela - Nó de Setúbal	0.026	0.026	36.021	36.112	341.981	336.056	0.25%	0.25%	-1.7%
Nó de Setúbal - Marateca	0.177	0.175	28.096	27.742	11.790.132	11.898.874	-1.26%	-1.26%	0.9%
Marateca - Nó da A2	0.022	0.021	25.868	25.288	1.464.094	1.394.891	-2.24%	-2.24%	-4.7%
Nó da A2 - Alcácer	0.163	0.167	18.042	18.436	11.321.452	11.777.355	2.19%	2.19%	4.0%
Alcácer - Grândola N.	0.135	0.138	16.344	16.699	9.048.579	9.409.726	2.17%	2.17%	4.0%
Grândola N. - Grândola S.	0.072	0.075	12.779	13.380	4.858.581	5.200.217	4.70%	4.70%	7.0%
Grândola S. - Aljustrel	0.108	0.120	9.423	10.441	7.229.411	8.303.254	10.81%	10.81%	14.9%
Aljustrel - Castro Verde	0.090	0.101	9.177	10.316	6.052.405	6.958.956	12.41%	12.41%	15.0%
Castro Verde - Almodôvar	0.032	0.070		11.365	2.165.852	4.703.049	115.55%		117.1%
Almodôvar - S. B. Messines	0.064	0.139		11.530	4.238.355	9.382.998	116.17%		121.4%
S. B. Messines - Paderne	0.022	0.049		11.113	1.438.227	3.285.355	127.69%		128.4%
A2	1.213	1.390	18.380	19.015	75.872.360	89.671.295	14.66%	3.46%	18.2%

A3 - Porto/Valença Motorway


EN 303
P. Lima S
Valença
Braga O.
P. Lima N.
Cruz
EN 201
St° Tirso
Braga S.
Famalicão
Maia

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
Maia - St.° Tirso	0.252	0.252	53.843	53.977	14.613.888	15.303.277	0.25%	0.25%	4.7%
St.° Tirso - Famalicão	0.091	0.092	46.351	46.636	5.169.802	5.693.547	0.61%	0.61%	10.1%
Famalicão - Cruz	0.078	0.077	24.696	24.680	4.468.793	4.491.992	-0.06%	-0.06%	0.5%
Cruz - Braga S.	0.052	0.051	19.567	19.251	3.493.068	3.463.483	-1.61%	-1.61%	-0.8%
Braga S. - Braga O.	0.016	0.016	9.531	9.548	1.073.886	1.067.307	0.18%	0.18%	-0.6%
Braga O. - EN 201	0.057	0.057	7.889	7.850	3.996.250	4.130.148	-0.50%	-0.50%	3.4%
EN 201 - P. de Lima S.	0.030	0.030	8.181	8.292	2.106.300	2.228.908	1.36%	1.36%	5.8%
P. de Lima S. - P. de Lima N.	0.003	0.003	9.080	9.597	175.062	185.779	5.70%	5.70%	6.1%
P. de Lima N. - EN 303	0.052	0.053	6.898	6.994	3.662.960	3.848.691	1.39%	1.39%	5.1%
EN 303 - Valença	0.019	0.020	6.667	6.737	1.358.999	1.388.187	1.04%	1.04%	2.1%
A3	0.650	0.651	18.150	18.192	41.069.007	42.997.418	0.23%	0.23%	4.7%

A4 - Porto/Amarante Motorway


Penafiel
Amarante MD
Paredes
IP9
Guilhufe
Campo
Baltar
Ermesinde
Valongo

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
Ermesinde - Valongo	0.083	0.081	52.631	51.848	4.812.956	4.675.541	-1.49%	-1.49%	-2.9%
Valongo - Campo	0.094	0.093	51.595	51.233	4.680.800	4.630.953	-0.70%	-0.70%	-1.1%
Campo - Baltar	0.097	0.096	41.486	41.169	6.516.732	6.687.755	-0.76%	-0.76%	2.6%
Baltar - Paredes	0.079	0.078	37.475	37.075	4.169.154	4.056.756	-1.07%	-1.07%	-2.7%
Paredes - Guilhufe	0.031	0.031	33.146	32.887	2.317.295	2.351.020	-0.78%	-0.78%	1.5%
Guilhufe - Penafiel	0.026	0.026	32.096	31.870	1.233.782	1.674.228	-0.70%	-0.70%	35.7%
Penafiel - IP9	0.076	0.076	27.207	26.987	4.774.106	4.855.203	-0.81%	-0.81%	1.7%
IP9 - Amarante MD	0.091	0.092	17.447	17.535	6.446.918	6.724.525	0.51%	0.51%	4.3%
A4	0.578	0.574	32.773	32.542	34.951.743	35.655.981	-0.70%	-0.70%	2.0%

A5 - Costa do Estoril Motorway


Carcavelos
Estoril
E. Nacional
Oelras

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
E. Nacional - Oeiras	0.167	0.163	130.954	127.645	4.025.703	3.812.529	-2.53%	-2.53%	-5.3%
Oeiras - Carcavelos	0.105	0.103	84.206	82.769	12.936.686	12.724.110	-1.71%	-1.71%	-1.6%
Carcavelos - Estoril	0.181	0.175	56.958	55.158	10.762.563	11.139.199	-3.16%	-3.16%	3.5%
A5	0.453	0.441	79.498	77.439	27.724.952	27.675.839	-2.59%	-2.59%	-0.2%

A6 - Marateca/Elvas Motorway


Elvas
Estremoz
Évoro O.
Borba
Évora E.
Montemor O.
Montemor E.
Nó da A2
V. Novas

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
Nó da A2 - V. Novas	0.068	0.066	9.502	9.279	4.792.566	4.799.101	-2.35%	-2.35%	0.1%
V. Novas - Montemor O.	0.061	0.059	8.922	8.656	4.353.865	4.330.250	-2.97%	-2.97%	-0.5%
Montemor O. - Montemor E.	0.017	0.016	8.301	8.042	1.261.915	1.319.236	-3.12%	-3.12%	4.5%
Montemor E. - Évora O.	0.041	0.040	7.370	7.126	2.890.444	2.869.967	-3.31%	-3.31%	-0.7%
Évora O. - Évora E.	0.021	0.020	3.604	3.444	1.561.891	1.525.026	-4.46%	-4.46%	-2.4%
Évora E. - Estremoz	0.048	0.045	4.368	4.166	3.460.024	3.398.523	-4.62%	-4.62%	-1.8%
Estremoz - Borba	0.014	0.014	3.224	3.118	1.073.934	1.046.894	-3.30%	-3.30%	-2.5%
Borba - Elvas	0.026	0.025	3.256	3.121	2.117.012	2.057.540	-4.16%	-4.16%	-2.8%
A6	0.295	0.285	5,823	5,627	21,511,652	21,346,537	-3,38%	-3,38%	-0,8%

A9 - CREL



Nó A9/A10
Loures
Alverca
Zambujal
Rad. Pontinha
Rad. Odivelas
E. Nacional
Queluz

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
E. Nacional - Queluz		0.053		42.533		3.644.677			
Queluz - Rad. Pontinha	0.129	0.092	58.969	41.881		6.583.938	-28.98%	-28.98%	
Rad. Pontinha - Rad. Odivelas	0.115	0.071	46.421	28.728		5.050.347	-38.12%	-38.12%	
Rad. Odivelas - Loures	0.057	0.036	44.756	28.323		2.552.920	-36.72%	-36.72%	
Loures - Zambujal	0.049	0.031	39.570	25.205		2.407.069	-36.30%	-36.30%	
Zambujal - Nó A9/A10 [1]				17.368		5.498.980			
Nó A9/A10 - Alverca [1]				18.328					
Zambujal - Alverca [2]	0.119	0.074	28.841	18.072					
A9	**0.470**	**0.357**				**25.737.930**	**-23.91%**		

Notes: [1] The ADT referes to the last 3 months of the year
[2] The ADT referes to the first 9 months of the year

A10 - Bucelas/Carregado/IC3 Motorway



Arruda
Nó A9/A10

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
Nó A9/A10 - Arruda [1]				2,842		125,631			
A10		**0.002**		**2.842**		**125.631**			

Note: [1] The ADT referes to the last 3 months of the year

A12 - Setúbal/Montijo Motorway


Setúbal
Montijo
P. Novo

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
P. Novo - Montijo	0.090	0.082	25.595	23.409	6.189.333	5.958.310	-8.54%	-8.54%	-3.7%
Nó de Setúbal - P. Novo	0.084	0.078	24.486	22.835	5.873.844	5.491.359	-6.74%	-6.74%	-6.5%
Nó de Setúbal - Setúbal	0.063	0.061	32.992	32.065	483.803	476.867	-2.81%	-2.81%	-1.4%
A12	0.236	0.221	26.753	25.046	12.546.980	11.926.536	-6.38%	-6.38%	-4.9%

A13 - Almeirim/Marateca Motorway


Stº Estevão
Pegões
Nó A2/A6

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
Nó A2/A6 - Pegões	0.005	0.008		2.086	660.615	1.091.049	59.72%		65.2%
Pegões - St.° Estevão	0.008	0.014		1.928	375.694	624.938	60.35%		66.3%
A13	0.013	0.021		1.983	1.036.309	1.715.987	60.12%		65.6%

A14 - Figueira da Foz/Coimbra Norte Motorway


Montemor
Ançã
Lig. EN 335
Coimbra Norte
Stª Eulália

Stretch	Traffic 2002	Traffic 2003	ADT 2002	ADT 2003	Revenues 2002	Revenues 2003	Change Traffic	Change ADT	Change Revenues
St.ª Eulália - Montemor	0.007	0.008	4.154	4.755	499.128	585.322	14.47%	14.47%	17.3%
Montemor - Lig. EN 335	0.012	0.014	3.975	4.881	760.813	965.942	22.78%	22.78%	27.0%
Lig. EN 335 - Ançã	0.013	0.017	3.729	4.902	842.618	1.210.560	31.46%	31.46%	43.7%
Ançã - Coimbra Norte	0.004	0.010		6.142	288.441	687.164	130.53%		138.2%
A14	0.036	0.050	3,908	4,863	2,391,000	3,448,988	36,97%	24,44%	44.2%
Like-for-like Network			25.314	25.261				-0.21%	
Total Network	7.420	7.917			452.377.265	501.572.735	6.70%		10.9%

Motorway network



Brisa Motorway
Motorway
Motorway under construction
Bridge
IP
Motorway in project
Main city
Viana do Castelo
Porto
Vila Real
Aveiro
Viseu
Guarda
Coimbra
Leiria
A8
Santarém
Portalegre
A5
Setúbal
Évora
Beja
Faro